

Forrester Research
2011 Annual Report

Notice Of 2012 Annual Meeting And Proxy Statement

FORRESTER

TO THE FORRESTER COMMUNITY:

In 2011 Forrester took another step in its role-based journey, a voyage that, year by year, increases relevancy with our clients and differentiates the company from its competitors. With the recessionary clouds continuing to clear, corporations worldwide turned their sights toward becoming "digital first." They are tacking away from old-world IT toward Business Technology (BT) — seeking to solve problems and serve clients digitally, shedding their analog worldviews. An increasingly digital world will drive Forrester's business at faster rates in the years ahead.

While Forrester met its financial guidance for 2011 and economic winds blew in Forrester's favor, our operational performance did not meet our internal expectations. We are innovating and streamlining the business to re-accelerate revenue and profit growth beyond 2012.

FORRESTER'S THREE BUSINESS IMPERATIVES

Forrester pursues three principal business imperatives: 1) continually refining its role-based strategy to increase relevancy to our clients; 2) growing its syndicated business to improve profitability; and 3) expanding its sales force 15% to 20% per year to support and fuel our growth. In 2011, we made progress in all three areas.

This year marked the fifth year that the company has pursued its role-based strategy. Going to market by the roles of our clients ensures that all of the company's work has value and relevancy — wasted effort is minimized. In 2011, Forrester served 19 different roles — eight in the BT space, including the CIO; seven in the Marketing & Strategy space, including the CMO; and four roles that are found in technology vendors. While the average number of roles per client did not increase during the year, the company continued to make progress in building out its strategy.

Forrester's digital communities had 33,000 members by year-end, up from 10,500 at year-end 2010. These communities provide a forum for executives and Forrester analysts to pool best practices for each role — helping clients find the best collective solutions to their most difficult challenges. Forrester's blogs for specific roles had 1,770,000 views in 2011 — they have become a quick and simple way for Forrester's research staff to draw clients and other interested executives into the research process. For clients that prefer an exclusive and trusted community for sharing problems, Forrester's Leadership Boards (FLBs) have now reached 1,900 members, growing 12% in 2011. And each of the FLBs has its own exclusive social community — a place where members can share, commiserate, and strategize in private.

Jim Collins' book *Good to Great* has been our "bible" since we embarked on the role-based strategy in 2007. Jim states that a significant shift takes at least 10 years to complete. I would say that he had it about right — every year we take important steps, but others remain ahead.

The second Forrester business imperative is extending the proportion of our business that is syndicated. Our syndicated businesses are research, boards, and data. Our non-syndicated businesses are consulting and events.

Over time we have found that clients with the highest satisfaction and the highest renewal rates consume a combination of syndicated and non-syndicated products. While they might use Forrester's research to decide which product to acquire in a specific technology sector, they engage consulting to help them draft a request for proposal or to negotiate the terms of a long-term contract with a vendor.

That said, we have rigorously managed our business to achieve the appropriate balance of syndicated and non-syndicated. That's because syndicated products are more "leverageable" — we can create them once and sell them many times. In addition, they are renewable, setting the groundwork for long-term relationships with our clients.

And we thrive on satisfying our clients over many years — the 20 largest Forrester clients have an average tenure with the company of 14 years. But where it will help our clients solve problems, we complement our syndicated products with custom solutions to address our clients' particular needs.

I am happy to report that our syndicated business grew to 67.6% of Forrester's total business in 2011. We will continually manage this percentage through sales compensation and product innovation — looking to achieve a 70/30 syndicated to non-syndicated split in our business over the long term.

The third business imperative that Forrester pursues is the aggressive growth of our sales force. Our goal over the past several years has been to grow the sales force 15% to 20% per year — in 2011 the sales force grew by 16%. We aggressively expand the sales force size because our market opportunity is large — we estimate that there are approximately 2.8 million executives in the world in the roles that we sell to, and this represents a potential market size of $12 billion. To date, the company has penetrated less than 5% of its target market.

In 2011, Forrester hired salespeople in all our sales offices, with the sales force growing faster outside of the US than it grew within. In addition, Forrester's acquisition of Springboard Research broadened the sales force by expanding the size of the Indian sales team and extending our direct sales presence in China and Singapore.

While the sales team expanded according to plan, productivity did not increase in 2011 as expected. We believe that the sales realignment initiated for 2012 (referenced below) will yield higher productivity in the future.

ACQUISITIONS IN 2011

During the year, Forrester's acquisition and development efforts remained active. The company acquires for three reasons: 1) to add new content to an existing role; 2) to add a new role; or 3) to expand Forrester's geographical footprint.

The acquisition of Springboard Research in 2011 hit two of these three criteria — it expanded research for the Technology Marketing Professional (one of the four roles served at technology vendors), and it strengthened Forrester's presence in Asia. Specifically, Springboard will:

1. Give Technology Marketing Professionals data on Asian buyers, enabling them to tailor their products for those new customers.
2. Guide Technology Marketing Professionals as they seek new third-party channels for their products in Asia. Springboard can help Forrester's clients sort through the confusing assortment of channels to choose the right partner and the right market.
3. Expand Forrester's presence in India and open our presence in China and Singapore. We will use this platform to support our Business Technology and Marketing & Strategy roles in that part of the world.

Springboard has also brought an excellent new group of highly dedicated, highly motivated, and highly client-focused employees into the Forrester fold. Ellen Daley, Forrester's managing director for the Technology Industry client group, spent six months in the New Delhi office working with the Springboard employees. Under her leadership, they quickly adopted Forrester's DNA and are contributing new ideas and innovation to Forrester. While the value of an acquisition cannot be clear for two to three years, all early signs point to success for Springboard.

FORRESTER'S PRODUCTS

Forrester sells five products: research, boards, data, consulting, and events.

The executives that Forrester serves must stay current with their rapidly changing customers. In addition, these executives make three to five major decisions per year. And this is where our research focuses — on keeping our clients ahead of their customers and being with them when they make those major decisions. As an example, Interactive Marketing Professionals in large companies must decide which email marketing platform to deploy. Vice President and Principal Analyst Shar VanBoskirk heads Forrester's efforts to evaluate those platforms and guide interactive marketers to the right decision, given their specific customer base. This decision, like so many that our clients make, has a long tail of five to 10 years and will require an investment of millions of dollars. Forrester's research decreases the risks of these decisions.

Forrester offers clients exclusive membership in peer communities called Forrester Leadership Boards. While much of the work within the FLBs remains proprietary and private, I can reveal an innovation pioneered by Sam Stern, senior advisor to the Customer Experience Council. Twice per year, a Council member invites the other members into his company — to review and critique the firm's customer experience best practices. These live case studies inject practical new ideas into the board discussions — moving beyond theory to touch on how Customer Experience Professionals can convert their companies to become truly outside in.

Did you know that the most social online population in Europe can be found in Poland? Did you know that online users in the United States now use Facebook, YouTube, and Twitter more hours every week than they exercise, worship, or talk on the telephone? These are examples of Forrester's data — a product that helps clients better understand their customers. Forrester surveyed more than 325,000 consumers worldwide in 2011, in countries representing approximately 70% of worldwide GDP. In addition, Forrester surveyed more than 30,000 BT and business decision-makers to understand how technology is being used within corporations. Forrester performed 5,900 interviews with vendors of technology in 2011, and this gave us unprecedented and special insight into emerging technologies. Data represents the foundation for all of our client guidance and advice — and longitudinal data stretching back over a decade makes it highly differentiated and difficult to replicate.

As I noted above, consulting performance during the year did not meet our internal expectations, but we are confident that our sales force realignment and other initiatives at the company will improve consulting growth rates.

As a sign of the recovering economy in 2011, Forrester's events revenue increased by 17.6%. Forrester held 19 events in 2011 in nine locations. Over the past five years, Forrester's Forums have evolved from being generalized, topic-based events to focusing specifically on individual roles. This heightens relevancy for the attendees and enables sponsors to more sharply target executives with specific responsibilities. In 2011, the best-attended event focused on one role — the Customer Experience Professional — with 815 people in attendance.

FORRESTER INNOVATION

In 2011, the company laid the groundwork to innovate in four areas: sales, research, technology, and physical space. Much of this work will come to fruition in 2012.

When Forrester moved to roles in 2007, its sales force was initially split into three different groups: one focused on BT roles, another focused on Marketing & Strategy roles, and the third calling on technology vendors, with each managed separately. This organization promoted client responsiveness, but it ultimately diluted best practices and reduced efficiency. In 2009, we moved the management of the sales force under one leader, the Chief Sales Officer.

Under this structure, the sales force was managed centrally but was still in three groups, with each segment focused on a set of roles in client organizations. We continued to have multiple sales teams calling on large companies — and the structure required high collaboration to enable effective cross-selling within a client. More importantly, many clients found the structure confusing.

In 2011, we began planning to simplify the structure of our sales force. As of January 2012, we have moved to a "one account, one sales team" approach. The sales force is organized into five groups: Emerging Accounts (companies with less than $1 billion in revenue), Major Accounts (companies with revenue of more than $1 billion), Premier Accounts (85 multinational companies), Prospective Accounts (new business), and Global Accounts (developing markets).

We made this change for three reasons: 1) Clients prefer it; 2) the simple structure will enable faster growth; and 3) it accentuates Forrester's differentiation — our sales teams can bring the BT roles and the Marketing & Strategy roles together to collaborate — none of Forrester's competitors can do this.

Another innovation that Forrester developed in 2011 is Playbooks, a programmatic way of presenting research to our clients. Under Playbooks, Forrester will choose between five and six critical topics that each role must engage, and our research will methodically address all phases of these challenges. Playbooks are a body of research that share structure — enabling client fluency across different sets of research. In addition, Playbooks constitute "living" research — reports, tools, and data are continually updated as information and analysis changes. Playbooks are one more step in our effort to sharpen the relevancy of our research for our clients, ensuring that Forrester is present when the most thorny, difficult decisions are made.

While conceived and developed in 2011, the primary rollout of Playbooks will proceed through 2012 and 2013 — we expect that all Playbooks will be in place for all roles by the end of 2013.

A third area of innovation is technology — both internal and external.

Forrester has been developing a new client website for several years, and it went live in the first quarter of 2012. Since its conception in 2009, the new site was designed with four principal objectives in mind: 1) to enable clients to quickly get what they need, either through search or a quick browse; 2) to elegantly integrate and link many sources of research, be they blogs, social, data, tools, or third-party information; 3) to enable clients to use the site easily with mobile devices; and 4) to showcase our "living" research. We believe the technology underlying the site will enable us to quickly adapt to the changing needs of our clients.

We are also revamping the internal technology that Forrester employees use to collaborate and help clients. Again, while groundwork was laid in 2011, the rollout for most of this technology will not occur until 2012 and 2013. We are a dispersed workforce that spends much of its time on the road — it is critical that we be able to connect to our systems at all times, with as few barriers as possible.

The final innovation of 2011 was the opening of our new corporate headquarters in Cambridge, Massachusetts. We are very proud that we helped design a LEED Platinum building in Cambridge that is not only highly green, but is also a fantastic space for fostering collaboration between Forresterites and more intensive and high-quality interactions with clients. Since 2010, Forrester has opened new offices in London, San Francisco, New York, and Cambridge, positioning the company for its next 10 years of growth.

FORRESTER CAPITAL STRUCTURE

Forrester uses its capital in four ways: 1) to invest in the business; 2) to make acquisitions; 3) to buy back company shares at appropriate prices; and 4) to pay dividends to shareholders.

In 2011, the company engaged three of these strategies. As discussed above, Forrester invested in technology, office space, and product innovation in 2011. It acquired Springboard Research. Finally, the company acquired 527,000 shares of Forrester stock at a cost of $18.4 million, and at an average share price of $34.92.

The company paid a $3 per share dividend in December 2010. In February 2012, we announced the initiation of a regular quarterly cash dividend. The company will pay a $0.14-per-share dividend for the first quarter of 2012.

CONCLUSIONS

We recently held a tweetup around the topic "Why I work at Forrester." My answer was simple — the people of Forrester and the clients of Forrester.

Forrester's greatness flows from its dedicated, creative people. Every day they uphold our values — Client, Collaboration, Courage, Integrity, Quality — I am proud to work alongside all of them.

The clients of Forrester are our second greatest strength. 2011 saw extraordinary changes in the technology business, with waves like cloud computing and mobility presenting new challenges for the executives that Forrester serves. CMOs must come to grips with customers carrying powerful smartphones. CIOs must retool to serve innovation-centric CEOs and users who want to bring their own devices to work. Vendor Strategy Professionals must figure out how to sell in the Far East and which channels can reach the highest number of customers in China, India, and Russia.

Steve Jobs, Apple's late CEO, taught that inventing the future gives you the best chance to succeed in the future. Forrester inspires its clients to live in the future. That's the best way to outflank competitors and anticipate what will delight customers.

Thank you for supporting Forrester, and I look forward to speaking with you in 2012. If you would like to follow my blog you can find it at http://blogs.forrester.com/ceo_colony. If you have any questions about Forrester, please email me at any time at gcolony@forrester.com.

Thank you.



George F. Colony
Chairman of the Board and Chief Executive Officer
Forrester Research, Inc.

Form 10-K
2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-21433

Forrester Research, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**04-2797789**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
60 Acorn Park Drive Cambridge, Massachusetts	**02140**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(617) 613-6000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 Par Value	**Nasdaq Global Select Market**

Securities to be registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.) Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2011 (based on the closing price as quoted by the Nasdaq National Market as of such date) was approximately $486,000,000.

As of March 6, 2012, 22,714,000 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement related to its 2012 Annual Stockholders' Meeting to be filed subsequently — Part III of this Form 10-K.

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "estimates," or similar expressions are intended to identify these forward-looking statements. Reference is made in particular to our statements about possible acquisitions, our plans for international expansion, future dividends, future share repurchases, and the adequacy of our cash, marketable investments and cash flows to satisfy our working capital and capital expenditures. These statements are based on our current plans and expectations and involve risks and uncertainties. Important factors that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements are discussed below under "Risk Factors." We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

General

Forrester Research, Inc. is an independent research company that provides pragmatic and forward-thinking advice to global leaders in business and technology. Our products and services are targeted to specific roles, including senior management in business strategy, marketing, and information technology principally at $1 billion-plus (revenue) companies who collaborate with us to accelerate achievement of their business goals.

Research serves as the foundation for all our solutions and consists primarily of annual memberships to our RoleView™ syndicated research offerings that provide access to our core research on a wide range of business and technology issues critical to the success of the individuals in the roles we serve. In addition to our RoleView offerings, we also provide a portfolio of products and services that allow our clients to interact directly with analysts and their peers and explore in greater detail the issues and topics covered by RoleView research on a role and client-specific basis.

We were incorporated in Massachusetts on July 7, 1983 and reincorporated in Delaware on February 16, 1996.

Our Internet address is www.forrester.com. We make available free of charge, on or through the investor information section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Industry Background

Enterprises and their employees struggle to remain both competitive and cost-efficient in an increasingly complex global business environment. Developing comprehensive and coordinated business strategies is difficult because as the economy and technology change, consumers and businesses adopt new methods of buying and selling, and markets grow increasingly dynamic.

Consequently, companies and the professionals who are in the roles we serve rely on external sources of expertise that provide independent business advice spanning a variety of areas including but not limited to technology, business strategy, and customer behavior. We believe there is a need for objective research that is thematic, prescriptive, and executable, and that provides a comprehensive perspective on the knowledge and skills required to succeed in today's rapidly changing business environment.

Forrester's Strategy

Forrester's role-based strategy focuses attention on serving leaders in key roles across its client base. Forrester's role-centric solutions provide clients with more relevant insights, allowing them to make better informed and justified decisions faster.

We seek to maintain and enhance our position as a leading global research and advisory firm and to capitalize on demand for our offerings by:

Identifying and Defining New Business Models, Technologies, and Markets. We seek to differentiate ourselves from other research firms by delivering pragmatic and forward-thinking research and analysis on the impact of technology on business models, business practices, and technology infrastructure. We believe that our research methodology and our creative culture allow us to identify and analyze rapid shifts in business and consumer use of technology before these changes appear on the horizons of most users, vendors, and other research firms. Our early identification of these shifts enables us to help our clients capitalize on emerging business models and technologies.

Leveraging our RoleView Research. Our business model, technology platform, and research methodologies allow us to sell existing products and to rapidly introduce new products and services without incurring significant incremental costs. We intend to continue to use our business model, technology platform, and research methodologies to both increase sales of our existing RoleView research products and introduce innovative new products. Our other offerings complement, enhance and supplement our RoleView research offerings, and many are designed to address the specific needs and problems of our clients and the professionals in the roles we serve. We also may acquire, through acquisition or license from third parties, new products and services that complement and support our strategy and existing offerings. In May 2011 we acquired Springboard Research, a research and advisory business focusing on Asia and emerging markets headquartered in Singapore with operations in Beijing, China and New Delhi, India.

Using Targeted, Global Client-Centric Sales Channels. Our business is organized into three principal global client groups that support our role-based strategy and are closely aligned with our client base: the Business Technology Client Group, the Marketing & Strategy Client Group, and the Technology Industry Client Group. Senior practice leaders within our three principal client groups focus on creating and delivering relevant research and related products and services to the professional roles we serve. We sell our products and services directly through a global sales force with sales personnel focusing on the needs of professionals in the roles we serve. In January 2012 we reorganized our sales force to simplify the sales process. Our sales personnel, formerly focused on selling to professionals in the roles covered by a specific client group, now sell our products and services to all professional roles within the clients they service. Our sales force, managed by a chief sales officer with global sales management responsibility, operates out of various locations in North America, Europe, Asia and Australia. We also sell our products and services through independent sales representatives in select international locations.

Growing Our Client Base Worldwide and Increasing Sales to Existing Clients. We believe that our products and services can be successfully marketed and sold to new client companies worldwide and to new roles and additional units and divisions within our existing client companies. We believe that within our client base of over 2,600 client companies as of December 31, 2011 there is opportunity both to sell additional products and services to current users as well as to deliver our RoleView research and product portfolio to a greater number of professionals. In addition to our expanded presence in Asia as a result of our acquisition of Springboard Research, we intend to continue to expand our international presence as the growing impact of technology on business innovation creates demand for external sources of objective research.

Developing and Retaining Outstanding Research Professionals. The knowledge and experience of our analysts are critical elements of our ability to provide high-quality products and services. We employ outstanding research professionals from varied backgrounds and a wide range of industries. We believe that our culture, which emphasizes client service, courage, collaboration, integrity and quality, helps us to develop and retain high-caliber research professionals. We provide a competitive compensation structure, as well as recognition and rewards for excellent individual and team performance.

Forrester's Solution

Our broad range of expertise on the impact of technology on business, consumer and customer behavior, and on marketing and strategy enables us to offer our clients the best available and most relevant research and insights on changing business models, best practices, technology investments, business practices, implementation advice, and customer trends. Our solution provides our clients with:

A Unified Set of Services to Help our Clients and to Make their Leaders Successful in their Roles. We offer clients a comprehensive set of products and services to obtain access to the research, data, analysts, and peer insights they need to be successful in their professional roles, including, for example, to:

- Assess potential new markets, competitors, products and services, and go-to-market strategies.
- Anticipate technology-driven business model shifts.
- Understand trends in consumer behavior and how to capitalize on those trends for marketing and sales purposes.
- Educate, inform, and align strategic decision-makers in their organizations.
- Navigate technology purchase and implementation challenges and optimize technology investments.
- Capitalize on emerging technologies.

Expertise on Emerging Technologies. We started our business in 1983 and have a long history of, and extensive experience in, identifying trends and providing research and executable advice on the impact of technology on business. Our research analysts have many years of industry experience, are frequent speakers at business and technology conferences, and are often quoted in the media. They enjoy direct access to the leaders and decision-makers within large enterprises and technology vendors. We provide our research analysts with training to ensure that they have the skills to challenge conventional viewpoints and provide prescriptive, executable insight and research to our clients.

Products and Services

We offer our clients a selection of engagement opportunities that are organized for and directed toward the multiple professional roles we cover.

RoleView™ Research

Our primary syndicated research product, RoleView, provides clients with access to our core syndicated research designed to inform their strategic decision-making. Our various RoleView research offerings, including BT (formerly IT) View, M&S View, and TI View, each consists of a library of cross-linked documents that interconnect our reports, data, product rankings, best practices, evaluation tools, and research archives. RoleView research access is provided through role-based websites that facilitate client access to research and tools that are most relevant to their professional roles, including community tools that allow interaction between and among clients and our analysts. Through this access structure, each of our RoleView research offerings addresses the interplay of an individual client's responsibilities and goals, business demands, and organizational and technology capabilities.

Our RoleView research products include The Forrester Wave™. The Forrester Wave provides a detailed analysis of vendors' technologies and services based on transparent, fully accessible criteria, and measurement of characteristics weighted by us. The Forrester Wave includes an Excel spreadsheet that allows clients to compare products and get in-depth data and analysis about each one and tools to develop a custom shortlist based on the client's unique requirements. The Forrester Wave is our primary mechanism for evaluating enterprise technologies.

Clients subscribing to our RoleView research products may choose between two membership levels:

- *RoleView Member Licenses.* RoleView Member Licenses include access to the written research, as well as Inquiry with analysts, one Event seat, and access to Forrester Teleconferences. Inquiry enables clients to contact our analysts for quick feedback on projects they may have underway, to discuss ideas and models in the research, or for answers to questions about unfolding industry events. Typically, Inquiry sessions are 30-minute phone calls, scheduled upon client request, or e-mail responses coordinated through our research specialists. Events bring together executives and other participants for one or multi-day conferences to network with their peers and to hear business leaders discuss the issues and solutions most pertinent to their roles and responsibilities. Forrester Teleconferences are hour-long audio conferences on selected topics of interest to particular professional roles that typically are held several times a week. They consist of an analyst-led presentation followed by questions from participants. Members may access the analyst Web presentation and participate in the subsequent forum for questions and discussion among all attendees. Teleconferences are also made available for member download.

- *RoleView Reader Licenses.* RoleView Reader Licenses provide access to our written research.

Both Member and Reader clients receive access to our research specialists, who provide additional information about our research, methodologies, coverage areas, and sources. The research specialists are available to help clients navigate our website, find relevant information, and put clients in contact with the appropriate analyst for inquiries.

Forrester® Leadership Boards

Our Forrester Leadership Boards are exclusive offerings for executives and other key employees at large companies worldwide. Clients may choose to participate in one or more Forrester Leadership Boards. Memberships are available in the Chief Information Officer (CIO) Group and the Chief Marketing Officer (CMO) Group and in a number of additional technology, marketing, and executive programs and councils addressing issues of interest to the professional roles we cover. In addition to a Member license to access the appropriate RoleView research offering, members of our Forrester Leadership Boards receive access to the following:

- Advisors to assist members with individual research-related questions, and topics of specific relevance to the challenges these clients face.
- Membership-directed research which includes comprehensive coverage of industry trends and best practices.
- Exclusive industry-specific benchmark data.
- Peer-to-peer networking through premier event meetings and group audio-conferences, individual member to member conversations, and virtual community activities.

Data Products & Services

Our Data products and services focus on consumers' and business users' attitudes about and behavior toward technology, including ownership, future purchases, and adoption trends. These products incorporate extensive survey research designed and analyzed by our staff. Clients can leverage our data products and services or choose to have us conduct data analysis on their behalf. Our data products and services include:

- *Consumer Technographics® Data & Services.* Consumer Technographics delivers both primary data and quantitative research, based on surveys of over 325,000 households and individuals in North America, Europe, Russia, Asia Pacific, and Latin America. Marketing and strategy professionals rely on our Consumer Technographics data for unique insights into how technology impacts the way consumers select, purchase, use, and communicate about products and services. We combine respondent data sets from our Consumer Technographics surveys into multiple offerings including: Global Technographics, North American Technographics, European Technographics, Russian Technograhics, Asia Pacific Technographics, and Latin America Technographics. Additionally, clients have access to a Technographics data specialist to help them use the data effectively to meet their specific business needs.
- *Forrester's Forrsights™ for Business Technology.* Forrester's Forrsights is an ongoing quantitative research program that provides comprehensive, in-depth assessments of what motivates businesses to choose certain technologies and vendors over others. We annually survey more than 30,000 business and technology executives as well as information workers at small, medium and large enterprises in North American, European, and other global markets. Our surveys reveal these firms' technology adoption trends, budgets, business organization, decision processes, purchase plans, and brand preferences. In addition, *Forrester's Strategic Planning Forrsights™*, specifically developed for CIOs, leverages over 250,000 surveys directed at specific job functions and titles across industries, firm sizes and geographies

to provide insights and benchmarks to assist CIOs with developing strategic visions, business plans, and technology roadmaps and in measuring business outcomes. Forrester's Forrsights clients also have access to a dedicated data advisor to assist in utilizing appropriate data to achieve desired outcomes.

- *Forrester's Tech Marketing Navigator* (formerly Strategic Oxygen™) offering is a decision support tool that measures and reports on the current information consumption patterns of key influencers for large technology purchases. We annually survey more than 25,000 business and technology executives and consumers in North America, Europe, Asia Pacific, and Latin America. Technology marketing professionals rely on Forrester Tech Marketing Navigator to make a wide range of key decisions around content, messaging, sequencing of activities, specific media that need to work globally and locally, and demand-generation choices. The Forrester Tech Marketing Navigator offering includes access to an online decision tool and a data advisor.

Forrester Consulting

Our research-based advisory and project consulting services leverage our RoleView research offerings and our data products and services to deliver focused insights and recommendations to assist clients in developing and executing technology and business strategy, informing critical decisions and reducing business risk, and making large technology investments. For example, we help technology professionals with vendor selection, compare best practices, analyze whether outsourcing is advisable, and validate technology infrastructure; marketing and strategy professionals with consumer product strategy, direct marketing technology investments, eBusiness strategy, and interactive marketing strategy, including Web 2.0; and technology industry professionals with market and competitive assessments, go-to-market strategy, custom market research, and product development.

Our consulting services include website reviews that provide targeted, action-oriented assessments of clients' websites, extranets, or intranets. Feedback is based on a comprehensive examination of the clients' website and web strategies as well as reviews and comparisons with competitors' websites, other channels and industry benchmarks.

Forrester Events

We host multiple events in various locations in North America, Europe and Asia throughout the year. Events build upon our research and data products and services to bring together executives and other participants serving or interested in the particular professional role(s) on which an event focuses. Event participants come together to network with their peers, meet with Forrester analysts, and to hear business leaders discuss business and technology issues of interest or significance to the professional roles in attendance and the impact of technology on the professionals and their businesses.

Sales and Marketing

Our business is organized into three principal global client groups that support our role-based strategy and closely align with our client base: the Business Technology (formerly Information Technology) Client Group, the Marketing & Strategy Client Group, and the Technology Industry Client Group. In addition, our Events operations support all three client groups. We sell our products and services through our direct sales force in various locations in North America, Europe, Asia, and Australia. As discussed above, we reorganized our sales force in January 2012. Our direct sales resources now operate through four principal customer-focused segments: Premier, focused on coordinated account management for selling to our largest clients; Major, focused on selling to large revenue clients, generally those with greater than $1 billion of annual revenues; Emerging, focused on leveraged account management for clients that generally have less than $1 billion of annual revenues; and Prospective, focused on selling to prospective new clients not currently using our products and services. We also sell our products and services through independent sales representatives in select international locations managed by our global markets group, which also focuses on selling to all existing and prospective clients in the Asia Pacific region. We employed 438 salespersons as of December 31, 2011, an increase of 16% from 378 as of December 31, 2010. We also sell certain of our research products directly online through our website.

For information on our operating segments and our international operations, see Note 11 of the Notes to Consolidated Financial Statements included herein.

Our marketing activities are designed to increase awareness of the Forrester brand and further our reputation as a leader in role-based business and technology research. We actively promote brand awareness via our website, Forrester Events, extensive worldwide press relations, and direct mail campaigns. We also employ an integrated direct marketing strategy that uses Internet, mail, and telephone channels for identifying and attracting high-quality sales leads. We encourage our analysts to increase our visibility by having their research ideas selectively distributed through various Internet, print, and television outlets. In addition, we support an active social media strategy whereby our analysts blog regularly with respect to the roles they serve. Other activities, including Twitter, LinkedIn, Facebook, and similar tools interconnect and cross-promote the analysts' blogs and research content.

As of December 31, 2011, our research was delivered to more than 2,600 client companies. No single client company accounted for more than 2% of our 2011 revenues.

Pricing and Contracts

We report our revenue from client contracts in two categories of revenue: (1) research services and (2) advisory services and other. We classify revenue from subscriptions to our RoleView Research, Forrester Leadership Boards and Data Products and Services as research services revenue. We classify revenue from Forrester Consulting and Forrester Events as advisory services and other revenue.

Contract pricing for annual memberships for research only is principally a function of the number of licensed users at the client. Pricing of contracts for research and advisory services is a function of the number of licensed users, and the amount and type of advisory services. We track the agreement value of contracts to purchase research and advisory services as a significant business indicator. We calculate agreement value as the total revenues recognizable from all research and advisory service contracts in force at a given time (but not including advisory-only contracts), without regard to how much revenue has already been recognized. Agreement value increased 9% to $221.1 million at December 31, 2011 from $202.7 million at December 31, 2010.

Research Analysts and Methodology

We employ a structured methodology in our research that enables us to identify and analyze technology trends, markets, and audiences and ensures consistent research quality and recommendations across all coverage areas. We seek to provide relevant research that will contribute to the success of our clients in their professional roles.

We ascertain the issues important to our clients and technology users through thousands of interactions and surveys with vendors and business, marketing, and technology professionals, and accordingly, the majority of our research is focused on the issues our clients face each day. We use the following primary research inputs:

- Confidential interviews with early adopters and mainstream users of new technologies.
- In-depth interviews with technology vendors and suppliers of related services.
- Ongoing briefings with vendors to review current positions and future directions.
- Continuous dialogue with our clients to identify technology issues in the marketplace.

Our Consumer Technographics and Forrester's Forrsights research combines our qualitative research methodology with traditional survey research methodologies such as correlation, frequency distribution, cross-tabulation, and multivariate statistics to produce research reports, quantitative survey data, and data briefs. Third-party data vendors are frequently used for data collection and tabulation.

The Forrester Wave combines in-depth product test results and user interviews with market and strategic analysis to score attributes of emerging technologies. We then apply this research and strategic analysis to determine the weighting of each attribute and create interactive spreadsheets, databases, and reports.

Collaboration among analysts is an integral part of our process, leading to higher-quality research and a unified perspective. All RoleView research begins either with a client or vendor catalyst or with discussion sessions among analysts to generate ideas for research. Analysts test ideas throughout the research process at both informal and regularly scheduled research meetings and using social media technologies. Our reports are consistent in format, and we require our analysts to write in a structure that combines graphics with easy-to-read text to deliver concise, decisive, relevant, and objective research to our clients.

Competition

We believe that the principal competitive factors in our industry include the following:

- Quality of research and analysis and related services.
- The ability to offer products and services that meet the changing needs of organizations and executives for research and analysis.
- Customer service.
- Independent analysis and opinions.
- Timely delivery of information.
- The ability to leverage new technologies.
- Price.

We believe that we compete favorably with respect to each of these factors. We believe that our role-based strategy, including the diversity of roles we support and the ways in which we support them, as well as our focus on emerging technologies are significant competitive advantages. Additionally, we believe that in addition to our role-based strategy, our research methodology, easy-to-read formats, and portfolio of complementary product offerings distinguish us from our competitors.

We compete principally in the market for research and advisory services and their application for client success, with an emphasis on the impact of technology on our clients' business models and customer markets. Our principal direct competitors include other providers of similar services, such as Gartner, as well as providers of peer networking services and Internet and digital media measurement services. In addition, our indirect competitors include the internal planning and marketing staffs of our current and prospective clients, as well as other information providers such as electronic and print publishing companies, survey-based general market research firms, and general business consulting firms. Our indirect competitors could choose to compete directly against us in the future. In addition, there are relatively few barriers to entry into our market, and new competitors could readily seek to compete against us in one or more market segments addressed by our research. Increased competition could adversely affect our operating results through pricing pressure and loss of market share. There can be no assurance that we will be able to continue to compete successfully against existing or new competitors.

Employees

As of December 31, 2011, we employed a total of 1,208 persons, including 450 research staff and 438 sales personnel.

Our culture emphasizes certain key values — including client service, courage, collaboration, integrity and quality — that we believe are critical to our future growth. We promote these values through training and frequent recognition for achievement. We encourage teamwork and promote and recognize individuals who foster these values. New employees participate in a three-day training process that focuses on our role-based strategy, our products and services, corporate culture, values and goals.

Item 1A. *Risk Factors*

We are subject to risks and uncertainties that could cause our actual future activities and results of operations to be materially different from those set forth in forward-looking statements made by us. These risks and uncertainties include:

A Decline in Renewals for Our Membership-Based Research Services. Our success depends in large part upon retaining (on both a client company and dollar basis) and enriching existing memberships for our research products and services. Future declines in client retention, dollar retention, and enrichment could have an adverse effect on our results of operations.

Our Business may be Adversely Affected by the Economic Environment. Our business is in part dependent on technology spending and is impacted by economic conditions. The economic environment may materially and adversely affect demand for our products and services. If conditions in the United States and global economy were to lead to a decrease in technology spending, or in demand for our research and advisory services, this could have an adverse effect on our results of operations and financial condition.

Our International Operations Expose Us to a Variety of Operational Risks which Could Negatively Impact Our Results of Operations. We have clients in over 60 countries and approximately 30% of our revenue comes from international sales. Our operating results are subject to the risks inherent in international business activities, including challenges in staffing and managing foreign operations, changes in regulatory requirements, compliance with numerous foreign laws and regulations, differences between U.S. and foreign tax rates and laws, fluctuations in currency exchange rates, difficulty of enforcing client agreements, collecting accounts receivable, and protecting intellectual property rights in international jurisdictions. Furthermore, we rely on local independent sales representatives in some international locations. If any of these arrangements are terminated by our representatives or us, we may not be able to replace the arrangement on beneficial terms or on a timely basis, or clients of the local sales representative may not want to continue to do business with us or our new representative.

Ability to Develop and Offer New Products and Services. Our future success will depend in part on our ability to offer new products and services. These new products and services must successfully gain market acceptance by anticipating and identifying changes in client requirements and changes in the technology industry and by addressing specific industry and business organization sectors. The process of internally researching, developing, launching and gaining client acceptance of a new product or service, or assimilating and marketing an acquired product or service, is risky and costly. We may not be able to introduce new, or assimilate acquired, products or services successfully. Our failure to do so would adversely affect our ability to maintain a competitive position in our market and continue to grow our business.

Loss of Key Management. Our future success will depend in large part upon the continued services of a number of our key management employees. The loss of any one of them, in particular George F. Colony, our founder, Chairman of the Board and Chief Executive Officer, could adversely affect our business.

The Ability to Attract and Retain Qualified Professional Staff. Our future success will depend in large measure upon the continued contributions of our senior management team, research analysts, and experienced sales and marketing personnel. Thus, our future operating results will be largely dependent upon our ability to retain the services of these individuals and to attract additional professionals from a limited pool of qualified candidates. We experience competition in hiring and retaining professionals from developers of Internet and emerging-technology products, other research firms, management consulting firms, print and electronic publishing companies and financial services companies, many of which have substantially greater ability, either through cash or equity, to attract and compensate professionals. If we lose professionals or are unable to attract new talent, we will not be able to maintain our position in the market or grow our business.

Failure to Anticipate and Respond to Market Trends. Our success depends in part upon our ability to anticipate rapidly changing technologies and market trends and to adapt our research to meet the changing information needs of our clients. The technology and commerce sectors that we analyze undergo frequent and often dramatic changes. The environment of rapid and continuous change presents significant challenges to our ability to provide our clients with current and timely analysis, strategies and advice on issues of importance to them. Meeting these challenges requires the commitment of substantial resources. Any failure to continue to provide insightful and timely analysis of developments, technologies, and trends in a manner that meets market needs could have an adverse effect on our market position and results of operations.

We may be subject to network disruptions or security breaches that could damage our reputation and harm our business and operating results. We may be subject to network disruptions or security breaches caused by computer viruses, illegal break-ins or hacking, sabotage, acts of vandalism by third parties or terrorism. Our security measures or those of our third party service providers may not detect or prevent such security breaches. Any such compromise of our information security could result in the unauthorized publication of our confidential business or proprietary information, cause an interruption in our operations, result in the unauthorized release of customer or employee data, result in a violation of privacy or other laws, expose us to a risk of litigation or damage our reputation, which could harm our business and operating results.

Competition. We compete in the market for research products and services with other independent providers of similar services. We may also face increased competition from Internet-based research firms. Some of our competitors have substantially greater financial, information-gathering, and marketing resources than we do. In addition, our indirect competitors include the internal planning and marketing staffs of our current and prospective clients, as well as other information providers such as electronic and print publishing companies, survey-based general market research firms and general business consulting firms. Our indirect competitors may choose to compete directly against us in the future. In addition, there are relatively few barriers to entry into our market, and new competitors could readily seek to compete against us in one or more market segments addressed by our products and services. Increased competition could adversely affect our operating results through pricing pressure and loss of market share.

Fluctuations in Our Operating Results. Our revenues and earnings may fluctuate from quarter to quarter based on a variety of factors, many of which are beyond our control, and which may affect our stock price. These factors include, but are not limited to:

- Trends in technology spending in the marketplace and general economic conditions.
- The timing and size of new and renewal memberships for our research services from clients.
- The utilization of our advisory services by our clients.
- The timing of revenue-generating events sponsored by us.
- The introduction and marketing of new products and services by us and our competitors.
- The hiring and training of new analysts and sales personnel.
- Changes in demand for our research and advisory services.
- Fluctuations in currency exchange rates.

As a result, our operating results in future quarters may be below the expectations of securities analysts and investors, which could have an adverse effect on the market price for our common stock. Factors such as announcements of new products, services, offices, acquisitions or strategic alliances by us, our competitors, or in the research and professional services industries generally, may have a significant impact on the market price of our common stock. The market price for our common stock may also be affected by movements in prices of stocks in general.

We May Realize Losses on Our Investments or Be Unable to Liquidate These Investments at Desired Times and in Desired Amounts. At December 31, 2011, we had approximately $9.6 million of long-term marketable investments in municipal notes with an auction reset feature. In February 2008, auctions had begun to fail for these securities and have continued to fail, which means that the parties wishing to sell securities in the normal auction process could not. Based on current market conditions, it is likely that auction failures will continue and as a result, our ability to liquidate our investment and fully recover the carrying value of our investment in the near term may be limited or may not exist.

Item 1B. *Unresolved Staff Comments*

We have not received written comments from the Securities and Exchange Commission that remain unresolved.

Item 2. *Properties*

In August 2011, we moved into a new corporate headquarters building, comprised of approximately 190,000 square feet of office space in Cambridge, Massachusetts, substantially all of which is currently occupied by the Company. This facility accommodates research, marketing, sales, technology, and operations personnel. The lease term of this facility expires February 28, 2027.

We also rent office space in San Francisco, New York City, Dallas, McLean, Virginia, Amsterdam, Frankfurt, London and Paris. In 2011, we entered into a new lease for approximately 15,600 square feet in San Francisco, with a 63-month term that commenced April 1, 2011. Our New York lease is for approximately

15,200 square feet, with an initial term of ten years until December 31, 2020. The London lease is for approximately 17,800 square feet, with a term of eleven years until September 24, 2021. We also lease office space on a relatively short-term basis in various other locations in North America, Europe, Asia, and Australia.

We believe that our existing facilities are adequate for our current needs and that additional facilities are available for lease to meet future needs.

Item 3. *Legal Proceedings*

We are not currently a party to any material legal proceedings.

PART II

Item 5. *Market For Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities*

Our common stock is listed on the Nasdaq Global Select Market under the symbol "FORR." In December 2010 we paid a one-time special cash dividend of $3.00 per share to holders of shares of our common stock. We did not declare or pay any dividends during the fiscal year ended December 31, 2011. In February 2012 our Board of Directors declared a quarterly dividend of $0.14 per share payable on March 21, 2012 to shareholders of record as of March 7, 2012. We intend to begin paying regular quarterly cash dividends; however, the actual declaration of any such future dividends, and the establishment of the per share amount and payment dates for any such future dividends are subject to the discretion of the Board of Directors.

As of March 6, 2012 there were approximately 41 stockholders of record of our common stock. On March 6, 2012 the closing price of our common stock was $32.00 per share.

The following table represents the ranges of high and low sale prices of our common stock for the years ended December 31, 2011 and December 31, 2010:

	2011		2010	
	High	Low	High	Low
First Quarter	$38.75	$28.72	$32.17	$23.65
Second Quarter	$40.00	$32.68	$33.21	$29.10
Third Quarter	$34.40	$29.15	$34.20	$28.63
Fourth Quarter	$39.77	$30.75	$36.31	$31.82

Through 2011, our Board of Directors authorized an aggregate $260.0 million to purchase common stock under our stock repurchase program (first announced in 2002), including $60.0 million authorized in 2010. During the quarter ended December 31, 2011 we did not purchase any shares of our common stock under the stock repurchase program. As of December 31, 2011 we had repurchased approximately 8.2 million shares of common stock at an aggregate cost of $181.0 million.

The following graph contains the cumulative stockholder return on our common stock during the period from December 31, 2006 through December 31, 2011 with the cumulative return during the same period for the Nasdaq Stock Market (U.S. Companies) and the Russell 2000, and assumes that the dividends, if any, were reinvested.



DOLLARS
140
120
100
80
60
40
20
0
2006
2007
2008
2009
2010
2011
Forrester Research
Nasdaq Stock Market (US Companies)
Russell 2000

Item 6. ***Selected Consolidated Financial Data***

The selected financial data presented below is derived from our consolidated financial statements and should be read in connection with those statements.

	Years Ended December 31,				
	2011	2010	2009	2008	2007
	(In thousands, except per share amounts)				
Consolidated Statement of Income Data					
Research services	$191,648	$168,508	$157,726	$155,339	$131,163
Advisory services and other	91,968	82,218	75,626	85,536	80,893
Total revenue	283,616	250,726	233,352	240,875	212,056
Operating income	36,997	30,750	32,420	37,964	22,651
Other income and gains (losses) on investments, net	1,648	3,550	1,315	6,846	7,353
Net income	$ 23,010	$ 20,507	$ 18,866	$ 29,215	$ 18,943
Basic income per common share	$ 1.02	$ 0.91	$ 0.83	$ 1.27	$ 0.82
Diluted income per common share	$ 0.99	$ 0.89	$ 0.82	$ 1.24	$ 0.80
Basic weighted average shares outstanding	22,666	22,478	22,645	23,062	23,074
Diluted weighted average shares outstanding	23,164	23,063	22,884	23,585	23,729

	As of December 31,				
	2011	2010	2009	2008	2007
	(In thousands)				
Consolidated Balance Sheet Data					
Cash, cash equivalents and marketable investments	$227,603	$216,034	$259,792	$259,929	$248,974
Working capital	158,098	146,140	190,667	166,001	209,527
Total assets	487,578	450,477	470,196	454,951	426,357
Deferred revenue	147,887	131,521	117,888	113,844	111,418
Total liabilities	196,843	178,570	158,251	151,454	151,341
Cash dividends declared	—	68,414	—	—	—

The following items impact the comparability of our consolidated data:

- Cash dividends declared in 2010 represent a special dividend of $3.00 per common share declared and paid in the fourth quarter of 2010.
- The 2009 operating income amount includes a $5.4 million reorganization charge for facility consolidations and a reduction-in-force of approximately 50 employees. See Note 10 of the Notes to Consolidated Financial Statements.
- The results of JupiterResearch, LLC, and its parent company, JUPR Holdings, Inc. ("JupiterResearch") are included in our consolidated results beginning July 31, 2008, the date of acquisition.
- The 2008 other income amount includes a net foreign exchange loss of approximately $1.6 million ($1.2 million after tax) resulting primarily from the remeasurement of certain intercompany payables and receivables. Of the net $1.6 million loss, approximately $1.9 million related to periods prior to 2008.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Overview

We derive revenues from memberships to our research products and services, performing advisory services and consulting projects, and hosting events. We offer contracts for our research products that are typically renewable annually and payable in advance. Research revenues are recognized as revenue ratably over the term of the contract. Accordingly, a substantial portion of our billings are initially recorded as deferred revenue. Clients purchase advisory services independently and/or to supplement their memberships to our research. Billings attributable to advisory services and consulting projects are initially recorded as deferred revenue. Advisory service revenues are recognized when the customer receives the agreed upon deliverable. Consulting project revenues, which generally are short-term in nature and based upon fixed-fee agreements, are recognized as the services are provided. Event billings are also initially recorded as deferred revenue and are recognized as revenue upon completion of each event.

Our primary operating expenses consist of cost of services and fulfillment, selling and marketing expenses and general and administrative expenses. Cost of services and fulfillment represents the costs associated with the production and delivery of our products and services, including salaries, bonuses, employee benefits and stock-based compensation expense for research personnel and all associated editorial, travel, and support services. Selling and marketing expenses include salaries, sales commissions, bonuses, employee benefits, stock-based compensation expense, travel expenses, promotional costs and other costs incurred in marketing and selling our products and services. General and administrative expenses include the costs of the technology, operations, finance, and human resources groups and our other administrative functions, including salaries, bonuses, employee benefits, and stock-based compensation expense. Overhead costs such as facilities are allocated to these categories according to the number of employees in each group.

Deferred revenue, agreement value, client retention, dollar retention and enrichment are metrics we believe are important to understanding our business. We believe that the amount of deferred revenue, along with the agreement value of contracts to purchase research and advisory services, provide a significant measure of our business activity. We define these metrics as follows:

- *Deferred revenue* — billings in advance of revenue recognition as of the measurement date.
- *Agreement value* — the total revenues recognizable from all research and advisory service contracts in force at a given time (but not including advisory-only contracts), without regard to how much revenue has already been recognized. No single client accounted for more than 2% of agreement value at December 31, 2011.
- *Client retention* — the percentage of client companies with memberships expiring during the most recent twelve-month period that renewed one or more of those memberships during that same period.
- *Dollar retention* — the percentage of the dollar value of all client membership contracts renewed during the most recent twelve-month period to the total dollar value of all client membership contracts that expired during the period.
- *Enrichment* — the percentage of the dollar value of client membership contracts renewed during the most recent twelve-month period to the dollar value of the corresponding expiring contracts.

Client retention, dollar retention, and enrichment are not necessarily indicative of the rate of future retention of our revenue base. A summary of our key metrics is as follows (dollars in millions):

	As of December 31,		Absolute Increase (Decrease)	Percentage Increase (Decrease)
	2011	2010		
Deferred revenue	$147.9	$131.5	$16.4	12%
Agreement value	$221.1	$202.7	$18.4	9%
Client retention	80%	80%	—	—
Dollar retention	90%	91%	(1)	(1%)
Enrichment	101%	104%	(3)	(3%)
Number of clients	2,683	2,575	108	4%

	As of December 31,		Absolute Increase (Decrease)	Percentage Increase (Decrease)
	2010	2009		
Deferred revenue	$131.5	$117.9	$13.6	12%
Agreement value	$202.7	$194.8	$ 7.9	4%
Client retention	80%	74%	6	8%
Dollar retention	91%	86%	5	6%
Enrichment	104%	96%	8	8%
Number of clients	2,575	2,519	56	2%

Deferred revenue and agreement value have increased consistently on an annual basis during 2010 and 2011 due to increased demand for our products and services as the economy has improved during those periods and as we have increased the number of sales personnel during both 2010 and 2011. The increase in agreement value during 2010 was partially offset by a change in the calculation to exclude agreement value in excess of the first year for multiple year contracts signed in 2009 and beyond, which reduced the growth rate in 2010 by approximately 6%.

Client retention, dollar retention, enrichment, and the number of clients have all increased from 2009 levels, which is consistent with an improved economic environment, and our retention metrics are near historic highs at December 31, 2011.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our policies and estimates, including but not limited to, those related to our revenue recognition, stock-based compensation, non-marketable investments, goodwill and intangible assets, income taxes, and valuation and impairment of marketable investments. Management bases its estimates on historical experience, data available at the time the estimates are made and various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We consider the following accounting policies to be those that require the most subjective judgment or that involve uncertainty that could have a material impact on our financial statements. If actual results differ significantly from management's estimates and projections, there could be a material effect on our financial statements. This is not a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP, with no need for management's judgment in its application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. For a discussion of our other accounting policies, see Note 1 of the Notes to Consolidated Financial Statements beginning on page F-7.

- *Revenue Recognition.* Effective January 1, 2011 we adopted Update No. 2009-13, *"Multiple-Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force"* (ASU 2009-13). ASU 2009-13 updates the previous multiple-element revenue arrangements guidance. The revised guidance primarily provides three significant changes: 1) it eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting; 2) it eliminates the residual method to allocate the arrangement consideration; and 3) it modifies the fair value requirements of EITF Issue 00-21 by providing "best estimate of selling price" in addition to vendor specific objective evidence and vendor objective evidence for determining the selling price of a deliverable. The adoption of ASU 2009-13 did not have a material impact on our financial position, results of operations or cash flows.

  We generate revenues from licensing memberships to our research (including our data products), performing advisory services and consulting projects and hosting events. We execute contracts that govern the terms and conditions of each arrangement. Revenues are recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, services have been provided to the customer, and collectability is reasonably assured. Our contracts may include either a single product or service or a combination of multiple products and services. Revenues from contracts that contain multiple products or services are allocated among the separate units of accounting based on their relative selling prices; however, the amount recognized is limited to the amount that is not contingent on future performance conditions. For example, when a discount off of list price is provided in a multiple element contract, the discount is applied ratably to the research and data products only (which commence delivery on the first day of the contract), as the undelivered products in the contract (advisory services or events) would be refundable to the customer at list price. We obtain the selling prices of our products and services based upon an analysis of standalone sales of these products and services during the year. Research service revenues are recognized ratably over the term of the contract. Advisory service revenues are recognized when the customer receives the agreed upon deliverable and consulting project revenues are recognized as the services are provided. Reimbursed out-of-pocket expenses are recorded as advisory services revenue. Event revenues are recognized upon completion of the event.

  Annual subscriptions to our RoleView research include access to all or a designated portion of our research, and depending on the type of license, membership in one or more of our Forrester leadership boards, unlimited phone or email analyst inquiry, unlimited participation in Forrester Teleconferences, and the right to attend one event. Contracts for RoleView research entered into prior to the adoption of ASU 2009-13 on January 1, 2011, were accounted for as one unit of accounting and recognized ratably as research services revenue over the membership period. Contracts for RoleView research entered into or significantly modified after January 1, 2011 are accounted for as two units of accounting: 1) the event ticket and 2) the remaining research services that are delivered throughout the contract period based on the new guidance that permits alternative methods of determining selling prices as it relates to the components that we do not sell on a standalone basis, such as research services in our case. Arrangement consideration is allocated to each element based upon its relative selling price, which is determined based on standalone sales of event tickets and the estimated selling price of the remaining research services. Annual subscriptions to our data products include access to designated survey data products and access to a data specialist, which are delivered throughout the year, and are accounted for as one unit of accounting and recognized ratably as research services revenue over the membership period. We offer our clients a service guarantee, which gives our clients the right to cancel their contracts prior to the end of the contract term and receive a refund for unused products or services. Furthermore, our revenue recognition determines the timing of commission expenses, as commissions are earned during the month a contract is booked and are deferred and recognized as expense as the related revenue is recognized. We evaluate the recoverability of deferred commissions at each balance sheet date.

- *Stock-Based Compensation.* Stock-based compensation is recognized as an expense based upon the fair value of the award at the time of grant. The determination of the fair value of stock-based compensation requires significant judgment and the use of estimates, particularly surrounding assumptions such as stock price volatility, expected option lives and forfeiture rates. These estimates involve inherent uncertainties and the application of management judgment. As a result, if circumstances change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Expected volatility is based, in part, on the historical volatility of our common stock as well as management's expectations of future volatility over the expected term of the awards granted. The development of an expected life assumption involves projecting employee exercise behaviors (expected period between stock option vesting dates and stock option exercise dates). We are also required to estimate future forfeitures of stock-based awards for recognition of compensation expense. We will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior recognized expense if the actual forfeitures are higher than estimated. In addition, for our performance-vested restricted stock units, we make estimates of the performance outcome at each period end in order to estimate the actual number of shares that will be earned. The actual expense recognized over the vesting period will only be for those awards that vest. If our actual forfeiture rate or performance outcomes are materially different from our estimates, or if our estimates of forfeitures or performance outcomes are modified in a future period, the actual stock-based compensation expense could be significantly different from what we have recorded in the current period. For example, during 2011 we modified our estimates of the performance outcome for RSUs issued during 2009 and 2010 that resulted in a credit of $0.9 million being recorded in 2011 related to expense recognized in prior periods related to these RSUs.

- *Non-Marketable Investments.* We hold minority interests in technology-related investment funds with a book value of $7.9 million at December 31, 2011. These investment funds are not publicly traded, and, therefore, because no established market for these securities exists, the estimate of the fair value of our investments requires significant judgment. Investments that are accounted for using the cost method are valued at cost unless an other-than-temporary impairment in their value occurs. For investments that are accounted for using the equity method, we record our share of the investee's operating results each period. We review the fair value of our investments on a regular basis to evaluate whether an other-than-temporary impairment in the investment has occurred. We record impairment charges when we believe that an investment has experienced a decline in value that is other-than-temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.
- *Goodwill, Intangible Assets and Other Long-Lived Assets.* As of December 31, 2011, we had $81.9 million of goodwill and intangible assets with finite lives recorded on our Consolidated Balance Sheet. Goodwill is required to be measured for impairment at least annually or whenever events indicate that there may be an impairment. In order to determine if an impairment exists, we compare each of our reporting unit's carrying value to the reporting unit's fair value. Determining the reporting unit's fair value requires us to make estimates of market conditions and operational performance. Absent an event that indicates a specific impairment may exist, we have selected November 30 as the date to perform the annual goodwill impairment test. We completed the annual goodwill impairment testing as of November 30, 2011 and concluded that the fair values of each of our reporting units substantially exceeded their respective carrying values. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on our results of operations.

  Intangible assets with finite lives consist of acquired customer relationships, technology, research content, and trademarks, and are valued according to the future cash flows they are estimated to produce. These assigned values are amortized on a basis which best matches the periods in which the economic benefits are expected to be realized. Tangible assets with finite lives consist of property and equipment, which are depreciated and amortized over their estimated useful lives. We continually evaluate whether events or circumstances have occurred that indicate that the estimated remaining useful life of our intangible and long-lived tangible assets may warrant revision or that the carrying value of these assets may be impaired. To compute whether intangible assets have been impaired, the estimated undiscounted future cash flows for the estimated remaining useful life of the assets are compared to the carrying value. To the extent that the future cash flows are less than the carrying value, the assets are written down to their estimated fair value.

- *Income Taxes.* We recognize deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between book and tax bases of assets and liabilities as well as operating loss carryforwards (from acquisitions). Such amounts are adjusted as appropriate to reflect changes in the tax rates expected to be in effect when the temporary differences reverse. We record a valuation allowance to reduce our deferred taxes to an amount we believe is more likely than not to be realized. We consider future taxable income and prudent and feasible tax planning strategies in assessing the need for a valuation allowance.

  As a global company, we use significant judgment to calculate and provide for income taxes in each of the tax jurisdictions in which we operate. In the ordinary course of our business, there are transactions and calculations undertaken whose ultimate tax outcome cannot be certain. Some of these uncertainties arise as a consequence of transfer pricing for transactions with our subsidiaries and potential challenges to nexus and credit estimates. We estimate our exposure to unfavorable outcomes related to these uncertainties and record a liability based on the probability for such outcomes in accordance with current accounting guidelines.

  Although we believe our estimates are reasonable, no assurance can be given that the final tax outcome will not be different from what is reflected in our historical income tax provisions, returns, and accruals. Such differences, or changes in estimates relating to potential differences, could have a material impact on our income tax provision and operating results in the period in which such a determination is made.

- *Valuation and Impairment of Marketable Investments.* Our investment portfolio may at any time contain investments in U.S. Treasury and U.S. government agency securities, taxable and/or tax exempt municipal notes (some of which may have an auction reset feature), corporate notes and bonds, commercial paper and money market funds. The assessment of the fair value of certain of the debt securities (e.g. those containing an auction reset feature) can be difficult and subjective due in part to limited trading activity of certain of these debt instruments.

  In accordance with the accounting standard for fair value measurements, we have classified our marketable investments as Level 1, 2 or 3 within the fair value hierarchy. Fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable, either directly or indirectly, such as quoted prices for similar assets, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets. Fair values determined by Level 3 inputs utilize unobservable data points.

  As of December 31, 2011, we held municipal bonds with a fair value of $9.6 million ($11.0 million at par value) with an auction reset feature ("auction rate securities" or "ARS"). The fair value of the ARS was determined by utilizing a discounted cash flow approach, which is considered a Level 3 valuation. The assumptions used in preparing the discounted cash flow model include estimates, based on data available at December 31, 2011, of interest rates, timing and amount of cash flows, credit and liquidity premiums, and expected holding periods of the ARS. The assumptions used in valuing the ARS are volatile and subject to change as the underlying sources of these assumptions and market conditions change, which may lead us in the future to record additional losses for these securities. We classified these ARS as available-for-sale securities and determined that the losses were not considered other-than-temporary and were not due to credit losses. Accordingly, changes in the market value of the ARS have been recorded in other comprehensive loss in the Consolidated Balance Sheets for the years ended December 31, 2011 and 2010. If market conditions deteriorate further, we may be required to record unrealized losses in other comprehensive loss or impairment charges within the Consolidated Statements of Income. We may not be able to liquidate these investments unless the issuer calls the security, a successful auction occurs, a buyer is found outside of the auction process, or the security matures.

At December 31, 2011, we held $138.0 million of marketable investments that were valued using Level 2 inputs. Level 2 investments are initially valued at the transaction price and subsequently valued, at the end of each reporting period, by our investment managers utilizing third party pricing services, which consists of one price per instrument. We do not obtain pricing or quotes from brokers directly and historically we have not adjusted prices obtained from our investment managers for our non-ARS portfolio. We verify the pricing information obtained from our investment managers by obtaining an understanding of the pricing methodology and inputs utilized by the pricing services to value our particular investments, as well as an understanding of the controls and procedures utilized by our investment managers to both ensure the accurate recording and to validate the pricing of our investments obtained from the pricing services on an annual basis.

Our marketable investments consist solely of high credit quality corporate and municipal bonds with a weighted average credit rating AA and do not include difficult to value features. The majority of our marketable investments are in large corporate notes.

We conduct periodic reviews to identify and evaluate each investment that has an unrealized loss, in accordance with the meaning of other-than-temporary impairment and its application to certain investments, as required under current accounting standards. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Unrealized losses on available-for-sale securities that are determined to be temporary, and not related to credit loss, are recorded, net of tax, in accumulated other comprehensive loss.

For available-for-sale debt securities with unrealized losses, management performs an analysis to assess whether we intend to sell or whether we would more likely than not be required to sell the security before the expected recovery of the amortized cost basis. Where we intend to sell a security, or may be required to do so, the security's decline in fair value would be deemed to be other-than-temporary and the full amount of the unrealized loss would be recorded within gains (losses) on investments, net in the Consolidated Statements of Income. Regardless of our intent to sell a security, we perform additional analysis on all securities with unrealized losses to evaluate losses associated with the creditworthiness of the security. Credit losses are identified where we do not expect to receive cash flows sufficient to recover the amortized cost basis of a security and are recorded within gains (losses) on investments, net in the Consolidated Statements of Income.

Results of Operations for the years ended December 31, 2011, 2010 and 2009

The following table sets forth our Consolidated Statements of Income as a percentage of total revenues for the years noted.

	Years Ended December 31,		
	2011	2010	2009
Revenues:			
Research services	67.6%	67.2%	67.6%
Advisory services and other	32.4	32.8	32.4
Total revenues	100.0	100.0	100.0
Operating expenses:			
Cost of services and fulfillment	36.5	37.5	37.6
Selling and marketing	35.8	33.8	31.1
General and administrative	11.8	13.6	12.2
Depreciation	1.9	1.4	1.9
Amortization of intangible assets	0.9	1.4	1.0
Reorganization costs	0.1	—	2.3
Income from operations	13.0	12.3	13.9
Other income, net	0.2	0.5	1.0
Gains (losses) on investments, net	0.4	0.9	(0.4)
Income before income taxes	13.6	13.7	14.5
Income tax provision	5.5	5.5	6.4
Net income	8.1%	8.2%	8.1%

2011 compared to 2010

Revenues

	2011	2010	Absolute Increase (Decrease)	Percentage Increase (Decrease)
	(dollars in millions)			
Revenues	$283.6	$250.7	$32.9	13%
Revenues from research services	$191.6	$168.5	$23.1	14%
Revenues from advisory services and other	$ 92.0	$ 82.2	$ 9.8	12%
Revenues attributable to customers outside of the U.S.	$ 85.2	$ 70.7	$14.5	21%
Percentage of revenue attributable to customers outside of the U.S.	30%	28%	2	7%
Number of clients (at end of period)	2,683	2,575	108	4%
Number of events	15	14	1	7%

The increase in total revenues in 2011 is principally the result of increased demand for our products and services and the acquisition of Springboard Research in May 2011, which accounted for approximately 1% of revenue growth. The effects of foreign exchange resulted in an approximate 1% increase in total revenues during 2011. Revenue growth in 2011 was driven by a 20% increase in the marketing and strategy client group, a 14% increase in the technology industry client group (approximately 2% due to Springboard Research), and a 7% increase in the business technology client group. Overall revenue growth was due in part to the growth in the economy and an increase in the number of sales personnel in 2011. Revenue growth outside of the U.S. outpaced the growth in the U.S., due in part to faster growth in the Asia Pacific region. Including the effect of foreign exchange, revenue earned outside of the U.S. increased by 2% as a percent of total revenues in 2011. We count co-located events, which enable our clients to attend multiple events with one event ticket, as a single event in the table above.

Cost of Services and Fulfillment

	2011	2010	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Cost of services and fulfillment (dollars in millions)	$103.6	$94.1	$ 9.5	10%
Cost of services and fulfillment as a percentage of total revenues	36.5%	37.5%	(1.0)	(3%)
Number of research and fulfillment employees (at end of period)	543	474	69	15%

The increase in cost of services and fulfillment in dollars during 2011 is primarily the result of increased compensation and benefits principally due to an increase in research and fulfillment employees, increased facility costs, and increased travel and entertainment expense due in part to an all-employee meeting in the first quarter of 2011. These increases were partially offset by a reduction of approximately $3.9 million of incentive compensation earned with respect to the third and fourth quarters of 2011. Facility costs recorded in costs of services and fulfillment increased approximately $2.9 million during 2011 primarily due to us incurring lease costs for both our new corporate headquarters and our previous headquarters in Cambridge, Massachusetts and also due to a higher level of costs for our new corporate headquarters. We recognized approximately eight months of lease costs in 2011 for our new headquarters during the construction period as we had access to the facility for construction purposes prior to our occupancy at the end of August 2011. Our lease at our prior headquarters expired on September 30, 2011. The decrease in cost of services and fulfillment as a percentage of total revenues during 2011 compared to the prior year is primarily due to the reduction in the amount of incentive bonus earned with respect to the current year.

Selling and Marketing

	2011	2010	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Selling and marketing expenses (dollars in millions)	$101.5	$84.7	$16.8	20%
Selling and marketing expenses as a percentage of total revenues	35.8%	33.8%	2.0	6%
Selling and marketing employees (at end of period)	487	430	57	13%

The increase in selling and marketing expenses in dollars and as a percentage of total revenues during 2011 is primarily due to an increase in compensation and benefits costs resulting from an increase in the number of selling and marketing employees and an increase in sales commissions. Increased sales of our syndicated research services products are generally recognized over a twelve-month period, which typically results in an increase in selling and marketing expense as a percentage of revenue during periods of sales force expansion. The increase is also attributable to increased travel and entertainment expense and increased facility costs. Facility costs recorded in selling and marketing increased approximately $2.1 million during 2011 primarily due to us incurring duplicate lease costs as described above under "cost of services and fulfillment". In the first quarter of 2012, we realigned our sales force to simplify the selling process to our customers and to increase the productivity of our sales organization. The realignment resulted in the elimination of approximately 11 sales and marketing positions in the first quarter of 2012.

General and Administrative

	2011	2010	Absolute Increase (Decrease)	Percentage Increase (Decrease)
General and administrative expenses (dollars in millions)	$33.3	$34.0	$(0.7)	(2%)
General and administrative expenses as a percentage of total revenues	11.8%	13.6%	(1.8)	(13%)
General and administrative employees (at end of period)	178	174	4	2%

The decrease in general and administrative expense in dollars and as percent of total revenue during 2011 is primarily due a reduction of approximately $1.6 million of incentive compensation earned with respect to the third and fourth quarters of 2011, the capitalization of approximately $1.6 million of internal information technology salary costs in 2011 for the build of our new client-facing website that was launched in 2012, and a decrease of approximately $0.6 million in stock compensation expense. These decreases were partially offset by an increase in facility costs, an increase in compensation and benefits costs resulting from an increase in the number of general and administrative employees and salary increases during 2011, and acquisition and integration costs for Springboard Research of approximately $0.7 million. Facility costs recorded in general and administrative expense increased approximately $0.8 million during 2011 primarily due to us incurring duplicate lease costs as described above under "cost of services and fulfillment".

Depreciation

	2011	2010	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Depreciation expense (dollars in millions)	$5.4	$3.6	$1.8	48%
Depreciation expense as a percentage of total revenues	1.9%	1.4%	0.5	36%

The increase in depreciation expense during 2011 is primarily due to the initiation of depreciation for our new corporate headquarters in August 2011. We expect depreciation expense in future periods to increase from the current period level due to our new corporate headquarters and the launch of our website and other customer facing technologies in 2012.

Amortization of Intangible Assets

	2011	2010	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Amortization expense (dollars in millions)	$2.6	$3.6	$(1.0)	(29%)
Amortization expense as a percentage of total revenues	0.9%	1.4%	(0.5)	(36%)

The decrease in amortization expense during 2011 is primarily due to certain intangible assets from the acquisition of Strategic Oxygen in December 2009 becoming fully amortized in the first quarter of 2011, partially offset by an increase in amortization from the acquisition of Springboard Research in May 2011.

Reorganization Costs

	2011	2010	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Reorganization costs (dollars in millions)	$0.4	$—	$0.4	N/A
Reorganization costs as a percentage of total revenues	0.1%	—	0.1	N/A

In the first quarter of 2012 we realigned our sales force to simplify the selling process to our customers and to increase the productivity of our sales force. The reorganization costs incurred in 2011 consist of severance and related benefits for three employees located outside of the U.S. based on statutory termination benefits in their country of employment and the fact that termination was considered probable at December 31, 2011. We expect to incur approximately $1.3 million to $1.5 million of additional costs in the first half of 2012 for severance and related costs for the termination of approximately 17 additional employees related to the sales realignment and other related cost reduction initiatives.

Other Income, Net

	2011	2010	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Other income, net (dollars in millions)	$0.6	$1.2	$(0.6)	(50%)
Other income, net as a percentage of total revenues	0.2%	0.5%	(0.3)	(60%)

The decrease in other income, net during 2011 is primarily due to lower interest income from lower returns on our investments.

Gains (Losses) on Investments, Net

	2011	2010	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Gains (losses) on investments, net (dollars in millions)	$1.0	$2.3	$(1.3)	(56%)
Gains (losses) on investments, net as a percentage of total revenues	0.4%	0.9%	(0.5)	(56%)

Gains (losses) on investments primarily represent our share of equity method investment gains and losses from our technology-related investment funds. The decrease in gains during 2011 is primarily due to a smaller increase in the valuations of certain assets within the funds in 2011 as compared to 2010.

Provision for Income Taxes

	2011	2010	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Provision for income taxes (dollars in millions)	$15.6	$13.8	$1.8	13%
Effective tax rate	40.5%	40.2%	0.3	1%

The effective tax rate has remained relatively consistent from 2010 to 2011.

2010 compared to 2009

Revenues

	2010	2009	Absolute Increase (Decrease)	Percentage Increase (Decrease)
	(dollars in millions)			
Revenues	$250.7	$233.4	$17.3	7%
Revenues from research services	$168.5	$157.7	$10.8	7%
Revenues from advisory services and other	$ 82.2	$ 75.6	$ 6.6	9%
Revenues attributable to customers outside of the U.S.	$ 70.7	$ 69.3	$ 1.4	2%
Percentage of revenue attributable to customers outside of the U.S.	28%	30%	(2)	(7%)
Number of clients (at end of period)	2,575	2,519	56	2%
Number of events	14	14	—	—

The increase in total revenues in 2010 is principally the result of increased demand for our products and services and the acquisition of Strategic Oxygen in December 2009, which accounted for approximately 1.9% of revenue growth. The effects of foreign exchange resulted in an approximate 1% decrease in total revenues during 2010. Revenue growth in 2010 was driven by a 12% increase in the technology industry client group (approximately 6.7% due to Strategic Oxygen), a 12% increase in the marketing and strategy client group and a 16% increase for events. Revenue in the business technology client group was essentially flat for the year. Overall revenue growth was due in part to the improvement in the economy and an increase in the number of sales personnel in 2010. Revenue growth in the U.S. outpaced the growth in Europe, due in part to a stronger economy in the U.S. relative to Europe, resulting in a decrease of 2% in the percentage of revenue earned outside of the U.S. We count co-located events, which enable our clients to attend multiple events with one event ticket, as a single event in the table above.

Cost of Services and Fulfillment

	2010	2009	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Cost of services and fulfillment (dollars in millions)	$94.1	$87.9	$ 6.2	7%
Cost of services and fulfillment as a percentage of total revenues	37.5%	37.6%	(0.1)	—
Number of research and fulfillment employees (at end of period)	474	435	39	9%

The increase in the dollar amount of cost of services and fulfillment during 2010 is primarily the result of increased compensation and benefit costs resulting from an increase in the number of employees and an increase in incentive compensation, increased travel-related costs and costs resulting from the acquisition of Strategic Oxygen in December 2009. This increase was partially offset by stock-based compensation expense in 2009 from the accelerated vesting of performance-based stock options.

Selling and Marketing

	2010	2009	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Selling and marketing expenses (dollars in millions)	$84.7	$72.5	$12.2	17%
Selling and marketing expenses as a percentage of total revenues	33.8%	31.1%	2.7	9%
Selling and marketing employees (at end of period)	430	364	66	18%

The increase in selling and marketing expenses in dollars and as a percentage of total revenues during 2010 is primarily due to an increase in compensation and benefit costs resulting from an increase in the number of selling and marketing employees and an increase in sales commissions and bonuses. The increase is also attributable to increased travel-related costs. Increased sales of our syndicated research services products are generally recognized over a twelve-month period, which typically results in an increase in selling and marketing expense as a percentage of revenue during periods of sales force expansion.

General and Administrative

	2010	2009	Absolute Increase (Decrease)	Percentage Increase (Decrease)
General and administrative expenses (dollars in millions)	$34.0	$28.5	$5.5	19%
General and administrative expenses as a percentage of total revenues	13.6%	12.2%	1.4	11%
General and administrative employees (at end of period)	174	148	26	18%

The increase in general and administrative expenses in dollars and as a percentage of total revenues during 2010 is primarily due to an increase in compensation and benefits costs resulting from an increase in the number of general and administrative employees to support our growth plan, and to an increase in bonuses. The increase is also attributable to increased investments in customer facing technology.

Depreciation

	2010	2009	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Depreciation expense (dollars in millions)	$ 3.6	$ 4.4	$ (0.8)	(17%)
Depreciation expense as a percentage of total revenues	1.4%	1.9%	(0.5)	(26%)

The decrease in depreciation expense during 2010 is primarily due to lower amortization of leasehold improvements due to facility consolidations in 2009.

Amortization of Intangible Assets

	2010	2009	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Amortization expense (dollars in millions)	$3.6	$2.3	$1.3	58%
Amortization expense as a percentage of total revenues	1.4%	1.0%	0.4	40%

The increase in amortization expense during 2010 is primarily due to the amortization of intangible assets from the acquisition of Strategic Oxygen in December 2009.

Reorganization Costs

	2010	2009	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Reorganization costs (dollars in millions)	$—	$5.4	$(5.4)	(100%)
Reorganization costs as a percentage of total revenues	—	2.3%	(2.3)	(100%)

Reorganization costs in 2009 consist of $3.1 million incurred in the first quarter of 2009 primarily for severance and related benefit costs in connection with the termination of approximately 50 positions and approximately $2.3 million incurred in the fourth quarter of 2009 for costs related to facility consolidations primarily in Cambridge, Massachusetts.

Other Income, Net

	2010	2009	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Other income, net (dollars in millions)	$1.2	$2.3	$(1.1)	(46%)
Other income, net as a percentage of total revenues	0.5%	1.0%	(0.5)	(50%)

The decrease in other income, net during 2010 is primarily due to lower interest income resulting from lower returns on invested capital.

Gains (Losses) on Investments, Net

	2010	2009	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Gains (losses) on investments, net (dollars in millions)	$2.3	$(1.0)	$3.3	334%
Gains (losses) on investments, net as a percentage of total revenues	0.9%	(0.4%)	1.3	325%

Gains (losses) on investments primarily represent our share of equity method investment gains and losses from our technology-related investment funds. The increase in gains during 2010 is primarily due to increased valuations of certain assets within the funds in 2010 as compared to net decreases in valuations during 2009.

Provision for Income Taxes

	2010	2009	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Provision for income taxes (dollars in millions)	$13.8	$14.9	$(1.1)	(7%)
Effective tax rate	40.2%	44.0%	(3.8)	(9%)

The decrease in the effective tax rate during 2010 is primarily due to a non-cash foreign exchange rate gain on the remeasurement of a euro-denominated deferred tax liability in 2010 as compared to a loss in 2009 and to a reduction in a valuation allowance during 2010 primarily related to the utilization of credits. Such amounts were partially offset by a reduction in tax exempt interest income in 2010 due primarily to lower interest rates.

Liquidity and Capital Resources

We have financed our operations primarily through funds generated from operations. Memberships for research services, which constituted approximately 68% of our revenues during 2011, are annually renewable and are generally payable in advance. We generated cash from operating activities of $55.4 million, $38.7 million and $43.1 million during 2011, 2010 and 2009, respectively. The increase in cash provided from operations in 2011 compared to 2010 is primarily attributable to both a reduction in the amount of income taxes paid during 2011 of $10.7 million, primarily due to a deferral of payments, and to an increase in net income of $2.5 million. The decrease in cash provided from operations in 2010 compared to 2009 is primarily attributable a lower amount of cash generated from working capital in 2010 of $1.9 million compared to $5.4 million in 2009.

During 2011 we used $53.0 million of cash from investing activities, consisting primarily of $20.8 million of net purchases of marketable investments, $39.8 million of purchases of property and equipment and $7.5 million for acquisitions. The property and equipment purchases were partially funded by $14.5 million of restricted cash that had been placed in escrow in 2009 for such purchases. Property and equipment purchases during 2011 consisted primarily of leasehold improvements for new facilities and also included purchases of software and computer equipment. During 2010, we generated $15.6 million of cash from investing activities, consisting primarily of $28.9 million of proceeds from net sales and maturities of marketable investments, which was partially offset by $13.4 million of property and equipment purchases. Property and equipment purchases in 2010 primarily consisted of leasehold improvements for new facilities as well as purchases of software and computer equipment. We expect property and equipment purchases to be in a range of $5.0 million to $8.0 million in 2012.

We used $6.3 million of cash from financing activities during 2011 resulting from $18.4 million of purchases of our common stock, partially offset by $11.6 million of proceeds from exercises of stock options and our employee stock purchase plan. As of December 31, 2011, we had $79.0 million remaining on our stock repurchase authorization and we plan to continue to repurchase our common stock during 2012, as market conditions warrant. During 2010, we used $61.8 million of cash in financing activities as we paid a special cash dividend in December 2010 of $68.4 million, which represented a payment of $3.00 per share to our common stockholders. Also in 2010, we used $21.3 million for purchases of our common stock and received $27.9 million from proceeds and related tax benefits from exercises of stock options and our employee stock purchase plan. In February 2012 our Board of Directors declared a quarterly cash dividend of $0.14 per share payable on March 21, 2012. We intend to begin paying regular quarterly cash dividends; however, the actual declaration of any such future dividends, and the establishment of the per share amount and payment dates for any such future dividends are subject to the discretion of the Board of Directors.

As of December 31, 2011, we held $9.6 million ($11.0 million at par value) of municipal bonds with an auction reset feature ("auction rate securities" or "ARS"). In February 2008, auctions began to fail for these securities and have continued to fail throughout 2011. As a result, our ability to liquidate our investment and fully recover the carrying value of our investment in the near term may be limited or may not exist. Based on our expected operating cash flows and our cash resources, we do not anticipate the current lack of liquidity with our ARS investments will affect our ability to execute our current business plan.

As of December 31, 2011, we had cash and cash equivalents of $81.0 million and marketable investments of $146.6 million. Cash balances held at our foreign subsidiaries were $31.4 million at December 31, 2011, of which $1.4 million represents undistributed earnings that are deemed to be indefinitely reinvested. We do not have a line of credit and do not presently anticipate the need to access a line of credit in the foreseeable future. We believe that our current cash balance, marketable investments, and cash flows from operations will satisfy working capital, financing activities, and capital expenditure requirements for at least the next two years.

As of December 31, 2011, we had future contractual obligations as follows:

Contractual Obligations	Total	2012	2013	2014	2015	2016	Thereafter
				(In thousands)			
Operating leases	$115,338	$9,554	$9,511	$9,139	$8,954	$7,442	$70,738

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet financing arrangements.

Recent Accounting Pronouncements

See Note 1 of the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements including the expected dates of adoption and effects on results of operations and financial condition.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We have historically not used derivative financial instruments.

The primary objective of our investment activities is to preserve principal and maintain liquidity while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and marketable investments in a variety of securities, including U.S. government agencies, municipal notes and bonds, corporate notes and bonds, commercial paper, and money market funds. The securities, other than money market funds, are classified as available-for-sale and consequently are recorded on the Consolidated Balance Sheets at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive loss in the Consolidated Balance Sheets. If interest rates rise, the market value of our investments may decline, which could result in a realized loss if we are forced to sell an investment before its scheduled maturity. We have the ability to hold our fixed income investments until maturity (without giving effect to any future acquisitions or mergers). Therefore, we would not expect our operating results or cash flows to be affected to any significant degree by a sudden change in market interest rates on our securities portfolio.

At December 31, 2011, we held approximately $9.6 million ($11.0 million at par value) of municipal notes with an auction reset feature ("auction rate securities" or "ARS"). In February 2008, auctions for these securities began to fail and continued to fail throughout 2011. These ARS may not be accessible for in excess of twelve months because of continued failed auctions and have been classified in the Consolidated Balance Sheets as long-term marketable securities as of December 31, 2011. Based on current market conditions, it is likely that auction failures will continue and as a result, our ability to liquidate our investment and fully recover the carrying value of our investment in the near term may be limited or may not exist. If the issuers are unable to successfully close future auctions and their credit ratings deteriorate, we may in the future be required to record an impairment charge on these investments. We valued the ARS using a discounted cash flow model. The assumptions used in preparing the discounted cash flow model include estimates of interest rates, timing and amount of cash flows, credit and liquidity premiums, and expected holding periods of the ARS, based on data available at December 31, 2011. The assumptions used in valuing these ARS are volatile and subject to change as the underlying sources of these assumptions and market conditions change, which could result in significant changes to the fair value of these ARS.

The following table provides information about our investment portfolio. For investment securities, the table presents principal cash flows and related weighted-average interest rates by maturity date. ARS are shown based upon their contractual maturity dates between 2024 and 2034.

Principal amounts by maturity dates in U.S. dollars (dollars in thousands):

	Years Ended December 31,			
	2012	**2013**	**2014**	**Thereafter**
State and municipal agency obligations	$ 5,664	$ 1,055	$ 2,763	$9,565
Federal agency and corporate obligations	57,982	54,665	14,862	—
Total investments	$63,646	$55,720	$17,625	$9,565
Weighted average interest rates	0.77%	0.67%	0.83%	0.28%

Foreign Currency Exchange. On a global level, we face exposure to movements in foreign currency exchange rates as we enter into normal business transactions that may be in currencies other than the local currency of our subsidiaries. In addition, transactions and account balances between our U.S. and foreign subsidiaries expose us to currency exchange risk. This exposure may change over time as business practices evolve and could have a material adverse effect on our results of operations. For the years ended December 31, 2011, 2010 and 2009, we incurred foreign currency exchange losses of $1.3 million, $1.4 million and $1.1 million, respectively. Historically, we have not entered into any hedging agreements. However, we may enter into hedging agreements in the future to attempt to mitigate the financial effect of future fluctuations in the euro or other foreign currencies.

Item 8. ***Consolidated Financial Statements and Supplementary Data***

The financial statements listed in the following Index to Financial Statements are filed as a part of this 2011 Annual Report on Form 10-K.

FORRESTER RESEARCH, INC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Forrester Research, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and comprehensive income, and of cash flows present fairly, in all material respects, the financial position of Forrester Research, Inc. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
March 9, 2012

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Forrester Research, Inc.
Cambridge, MA

We have audited the accompanying consolidated statements of income, stockholders' equity and comprehensive income, and cash flows of Forrester Research, Inc. and subsidiaries (the "Company") for the year ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of Forrester Research, Inc.'s operations and their cash flows for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

BDO USA, LLP (formerly known as BDO Seidman, LLP)
Boston, Massachusetts
March 12, 2010 (except with respect to Note 11, as to which the date is March 11, 2011)

FORRESTER RESEARCH, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
	(In thousands, except per share data)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 81,047	$ 86,927
Marketable investments (Note 4)	136,991	119,990
Accounts receivable, net (Note 12)	81,378	73,574
Deferred commissions	12,010	12,598
Prepaid expenses and other current assets	25,935	24,701
Total current assets	337,361	317,790
Long-term marketable investments (Note 4)	9,565	9,117
Restricted cash (Note 12)	—	11,609
Property and equipment, net (Note 12)	50,448	19,838
Goodwill (Note 3)	71,543	67,958
Intangible assets, net (Note 3)	10,317	8,487
Other assets	8,344	15,678
Total assets	$ 487,578	$ 450,477
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 1,223	$ 3,644
Accrued expenses and other current liabilities (Note 12)	30,153	36,485
Deferred revenue	147,887	131,521
Total current liabilities	179,263	171,650
Non-current liabilities (Note 12)	17,580	6,920
Total liabilities	196,843	178,570
Commitments (Note 7)		
Stockholders' Equity (Note 8):		
Preferred stock, $.01 par value		
Authorized — 500 shares, issued and outstanding — none	—	—
Common stock, $.01 par value		
Authorized — 125,000 shares		
Issued — 30,962 and 30,500 in 2011 and 2010, respectively		
Outstanding — 22,747 and 22,812 in 2011 and 2010, respectively	310	305
Additional paid-in capital	373,591	358,017
Retained earnings	104,662	81,652
Treasury stock — 8,215 and 7,688 in 2011 and 2010, respectively, at cost	(181,000)	(162,595)
Accumulated other comprehensive loss	(6,828)	(5,472)
Total stockholders' equity	290,735	271,907
Total liabilities and stockholders' equity	$ 487,578	$ 450,477

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2011	2010	2009
	(In thousands, except per share data)		
Revenues:			
Research services	$191,648	$168,508	$157,726
Advisory services and other	91,968	82,218	75,626
Total revenues	283,616	250,726	233,352
Operating expenses:			
Cost of services and fulfillment	103,571	94,105	87,873
Selling and marketing	101,468	84,663	72,487
General and administrative	33,284	33,960	28,461
Depreciation	5,359	3,628	4,380
Amortization of intangible assets	2,562	3,620	2,290
Reorganization costs	375	—	5,441
Total operating expenses	246,619	219,976	200,932
Income from operations	36,997	30,750	32,420
Other income, net	630	1,249	2,297
Gains (losses) on investments, net	1,018	2,301	(982)
Income before income taxes	38,645	34,300	33,735
Income tax provision	15,635	13,793	14,869
Net income	$ 23,010	$ 20,507	$ 18,866
Basic income per common share	$ 1.02	$ 0.91	$ 0.83
Diluted income per common share	$ 0.99	$ 0.89	$ 0.82
Basic weighted average common shares outstanding	22,666	22,478	22,645
Diluted weighted average common shares outstanding	23,164	23,063	22,884

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income
	Number of Shares	$.01 Par Value			Number of Shares	Cost			
					(In thousands)				
Balance, December 31, 2008	29,146	$291	$315,149	$110,693	6,101	$(120,851)	$(1,785)	$303,497	
Issuance of common stock under stock plans, including tax benefit	216	3	4,013	—	—	—	—	4,016	
Stock-based compensation expense	—	—	6,045	—	—	—	—	6,045	
Purchase of common stock	—	—	—	—	927	(20,399)	—	(20,399)	
Net income	—	—	—	18,866	—	—	—	18,866	$18,866
Unrealized loss on marketable investments, net of tax	—	—	—	—	—	—	(440)	(440)	(440)
Cumulative translation adjustment	—	—	—	—	—	—	360	360	360
Total comprehensive income									$18,786
Balance, December 31, 2009	29,362	294	325,207	129,559	7,028	(141,250)	(1,865)	311,945	
Issuance of common stock under stock plans, including tax benefit	1,138	11	27,733	—	—	—	—	27,744	
Stock-based compensation expense	—	—	4,874	—	—	—	—	4,874	
Purchase of common stock	—	—	—	—	660	(21,345)	—	(21,345)	
Dividend paid on common shares	—	—	—	(68,414)	—	—	—	(68,414)	
Capital contributed by seller of acquired business (Note 2)	—	—	203	—	—	—	—	203	
Net income	—	—	—	20,507	—	—	—	20,507	$20,507
Unrealized loss on marketable investments, net of tax	—	—	—	—	—	—	(925)	(925)	(925)
Cumulative translation adjustment	—	—	—	—	—	—	(2,682)	(2,682)	(2,682)
Total comprehensive income									$16,900
Balance, December 31, 2010	30,500	305	358,017	81,652	7,688	(162,595)	(5,472)	271,907	
Issuance of common stock under stock plans, including tax benefit	462	5	11,932	—	—	—	—	11,937	
Stock-based compensation expense	—	—	3,642	—	—	—	—	3,642	
Purchase of common stock	—	—	—	—	527	(18,405)	—	(18,405)	
Net income	—	—	—	23,010	—	—	—	23,010	$23,010
Unrealized loss on marketable investments, net of tax	—	—	—	—	—	—	(21)	(21)	(21)
Cumulative translation adjustment	—	—	—	—	—	—	(1,335)	(1,335)	(1,335)
Total comprehensive income									$21,654
Balance, December 31, 2011	30,962	$310	$373,591	$104,662	8,215	$(181,000)	$(6,828)	$290,735	

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2011	2010	2009
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 23,010	$ 20,507	$ 18,866
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and asset write-offs	5,359	3,671	5,278
Amortization of intangible assets	2,562	3,620	2,290
Net (gains) losses from investments	(1,018)	(2,301)	982
Deferred income taxes	15,137	2,356	1,943
Stock-based compensation	3,642	4,874	6,111
Amortization of premium on investments	3,321	2,587	1,167
Foreign currency losses	1,290	1,374	1,107
Other non-cash items	—	55	—
Changes in assets and liabilities, net of acquisitions			
Accounts receivable	(7,594)	(7,467)	(2,090)
Deferred commissions	589	(2,968)	119
Prepaid expenses and other current assets	(7,805)	(8,220)	7,092
Accounts payable	(1,898)	1,422	(2,342)
Accrued expenses and other liabilities	2,485	3,975	(69)
Deferred revenue	16,364	15,172	2,645
Net cash provided by operating activities	55,444	38,657	43,099
Cash flows from investing activities:			
Acquisitions	(7,531)	(1,660)	(5,592)
Purchases of property and equipment	(39,776)	(13,426)	(4,284)
Purchases of marketable investments	(113,909)	(116,280)	(645,312)
Proceeds from sales and maturities of marketable investments	93,090	145,195	611,859
Change in restricted cash	14,542	1,282	(16,770)
Other investing activity	548	491	558
Net cash provided by (used in) investing activities	(53,036)	15,602	(59,541)
Cash flows from financing activities:			
Dividend paid on common stock	—	(68,414)	—
Proceeds from issuance of common stock under employee equity incentive plans and employee stock purchase plan	11,554	25,971	4,282
Excess tax benefits from stock-based compensation	525	1,949	—
Repurchases of common stock	(18,405)	(21,345)	(20,399)
Net cash used in financing activities	(6,326)	(61,839)	(16,117)
Effect of exchange rate changes on cash and cash equivalents	(1,962)	(3,298)	886
Net decrease in cash and cash equivalents	(5,880)	(10,878)	(31,673)
Cash and cash equivalents, beginning of year	86,927	97,805	129,478
Cash and cash equivalents, end of year	$ 81,047	$ 86,927	$ 97,805
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 5,929	$ 16,583	$ 10,945

The accompanying notes are an integral part of these consolidated financial statements.

(1) Summary of Significant Accounting Policies

Basis of Presentation

Principles of Consolidation

Forrester Research, Inc. ("Forrester" or "the Company") is an independent research company that provides pragmatic and forward-thinking advice to global leaders in business and technology. Forrester's products and services are targeted to specific roles, including senior management in business strategy, marketing, and information technology principally at $1 billion-plus revenue companies who collaborate with Forrester to accelerate achievement of their business goals. The accompanying consolidated financial statements include the accounts of Forrester and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Forrester considers the more significant of these estimates to be revenue recognition, stock-based compensation, non-marketable investments, goodwill and intangible assets, income taxes, and valuation and impairment of marketable investments. On an ongoing basis, management evaluates its estimates. Actual results could differ from these estimates.

Reclassifications

Certain line items on the Consolidated Balance Sheets have been combined to conform to the current period presentation.

Fair Value Measurements

The Company has certain financial assets recorded at fair value which have been classified as Level 1, 2 or 3 within the fair value hierarchy as described in the accounting standards for fair value measurements.

Level 1 — Fair value based on quoted prices in active markets for identical assets or liabilities.

Level 2 — Fair value based on inputs other than Level 1 inputs that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Fair value based on unobservable inputs that are supported by little or no market activity and such inputs are significant to the fair value of the assets or liabilities.

The carrying amounts reflected in the Consolidated Balance Sheets for cash, cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short-term maturities.

Cash, Cash Equivalents, and Marketable Investments

Forrester considers all short-term, highly liquid investments with original maturities at the time of purchase of 90 days or less to be cash equivalents. The Company's investments with an auction reset feature and for which the Company does not have the ability to sell within one year from the balance sheet date are classified as long-term investments.

The Company's investments are composed of securities of U.S. government agencies, municipal notes some of which contain an auction reset feature ("auction rate securities" or "ARS"), corporate notes and bonds, and money market funds. Forrester accounts for all marketable investments as available-for-sale securities and as such, the marketable investments are carried at fair value, with unrealized gains and losses (not related to credit losses) recorded in accumulated other comprehensive loss in the Consolidated Balance Sheets. Realized gains and losses on securities are included in earnings and are determined using the specific identification method. The Company conducts periodic reviews to identify and evaluate each investment that has an unrealized loss, in accordance with the meaning of other-than-temporary impairment and its application to certain investments, as required under current accounting standards. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Unrealized losses on available-for-sale securities that are determined to be temporary, and not related to credit loss, are recorded, net of tax, in accumulated other comprehensive loss. The determination of whether a loss is considered temporary is based in part on whether the Company intends to sell the security or whether the Company would more likely than not be required to sell the security before the expected recovery of the amortized cost basis. During the years ended December 31, 2011, 2010 and 2009, the Company did not record any other-than-temporary impairment charges on its available-for-sale securities.

Concentrations of Credit Risk

Forrester has no significant off-balance sheet or concentration of credit risk such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments that potentially subject Forrester to concentrations of credit risk are principally cash equivalents, marketable investments, and accounts receivable. Forrester places its investments in highly rated securities. No single customer accounted for greater than 2% of revenues or accounts receivable in any of the periods presented.

Deferred Commissions

Commissions incurred in acquiring new or renewing existing contracts, which are earned in the month that a contract is booked, are deferred and expensed to operations as the related revenue is recognized. Forrester evaluates the recoverability of deferred commissions at each balance sheet date.

Goodwill

Goodwill is not amortized; however, it is required to be tested for impairment annually. Furthermore, testing for impairment is required on an interim basis if an event or circumstance indicates that it is more likely than not an impairment loss has been incurred. An impairment loss would be recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. Absent an event that indicates a specific impairment may exist, the Company has selected November 30 as the date for performing the annual goodwill impairment test. Goodwill impairment charges have not been required for the years ended December 31, 2011, 2010 and 2009.

Impairment of Other Long-Lived Tangible and Intangible Assets

Forrester continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful life of long-lived assets and intangible assets may warrant revision or if events or circumstances indicate that the carrying value of these assets may be impaired. To compute whether assets have been impaired, the estimated undiscounted future cash flows for the estimated remaining useful life of the assets are compared to the carrying value. To the extent that the future cash flows are less than the carrying value, the assets are written down to the estimated fair value of the asset.

Non-Current Liabilities

The Company records certain liabilities that are expected to be settled over a period that exceeds one year as non-current liabilities. The Company also records as a non-current liability the portion of the deferred rent liability that is expected to be recognized over a period greater than one year. Non-current deferred rent liability at December 31, 2011 and 2010 was $6.7 million and $0.5 million, respectively, and primarily results from the difference between cash payments and the straight-line recognition of rent expense under the Company's facility leases. The portion of the deferred rent corresponding to rent payments that will be paid within twelve months of the balance sheet date is classified as a current liability.

Foreign Currency

The functional currency of the majority of Forrester's wholly-owned subsidiaries is their respective local currencies. These subsidiary financial statements are translated to U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates during the corresponding period for revenues and expenses, with translation gains and losses accumulated as a component of accumulated other comprehensive loss. Gains and losses related to the remeasurement of monetary assets and liabilities denominated in a currency other than an entity's functional currency are included in other income, net in the Consolidated Statements of Income. For the years ended December 31, 2011, 2010 and 2009, Forrester recorded $1.3 million, $1.4 million and $1.1 million of foreign exchange losses, respectively, in other income, net. In addition, Forrester's German holding companies, for which the functional currency is the U.S. dollar, recognized $0.1 million, $0.4 million and $(0.6) million of remeasurement gains (losses) on its deferred tax liability in income tax expense for the years ended December 31, 2011, 2010 and 2009, respectively.

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss as of December 31, 2011 and 2010 are as follows (in thousands):

	2011	2010
Net unrealized loss on marketable investments, net of taxes	$(1,021)	$(1,000)
Cumulative translation adjustment	(5,807)	(4,472)
Total accumulated other comprehensive loss	$(6,828)	$(5,472)

The components of comprehensive income are as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Net income	$23,010	$20,507	$18,866
Cumulative translation adjustment	(1,335)	(2,682)	360
Change in unrealized loss on marketable investments, net of taxes of $49, $570 and $275, respectively	(21)	(925)	(440)
Total comprehensive income	$21,654	$16,900	$18,786

Revenue Recognition

Effective January 1, 2011 the Company adopted Update No. 2009-13, *"Multiple-Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force"* (ASU 2009-13) for contracts entered into or materially modified after that date. ASU 2009-13 updates the previous multiple-element revenue arrangements guidance. The revised guidance primarily provides three significant changes: 1) it eliminates the need for objective and reliable evidence of the fair value of the undelivered element in order for a delivered item to be treated as a separate unit of accounting; 2) it eliminates the residual method to allocate the arrangement consideration; and 3) it modifies the fair value requirements of EITF Issue 00-21 by providing "best estimate of selling price" in addition to vendor specific objective evidence and vendor objective evidence for determining the selling price of a deliverable. In addition, the guidance also expands the disclosure requirements for revenue recognition. The adoption of ASU 2009-13 did not have a material impact on the Company's financial position, results of operations or cash flows.

Forrester generates revenues from licensing research (including our data products), performing advisory services and consulting projects and hosting events. Forrester executes contracts that govern the terms and conditions of each arrangement. Revenues are recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, services have been provided to the customer, and collectability is reasonably assured. Revenue contracts may include either a single product or service or a combination of multiple products and services. Revenues from contracts that contain multiple products and services are allocated among the separate units of accounting based on their relative selling prices; however, the amount recognized is limited to the amount that is not contingent on future performance conditions. The Company obtains the selling prices of its products and services based on an analysis of standalone sales of these products and services during the year. Research service revenues are recognized ratably over the term of the contract. Advisory service revenues are recognized when the customer receives the agreed upon deliverable and consulting project revenues, which are short-term in nature and based upon fixed-fee agreements, are recognized as the services are provided. Reimbursed out-of-pocket expenses are recorded as advisory services revenue. Event revenues are recognized upon completion of the event.

Annual subscriptions to our RoleView research include access to all or a designated portion of our research, and depending on the type of license, membership in one or more of our Forrester leadership boards, unlimited phone or email analyst inquiry, unlimited participation in Forrester Teleconferences, and the right to attend one event. Contracts for RoleView research entered into prior to the adoption of ASU 2009-13 on January 1, 2011 are accounted for as one unit of accounting and recognized ratably as research services revenue over the membership period. Contracts for RoleView research entered into or significantly modified after January 1, 2011 are accounted for as two units of accounting: 1) the event ticket and 2) the remaining research services that are delivered throughout the contract period, based on the new guidance that permits alternative methods of determining selling price as it relates to the components that we do not sell on a standalone basis, such as research services in this case. Arrangement consideration is allocated to each of these elements based upon their relative selling prices, which is based on standalone sales of event tickets and the estimated selling price of the remaining research services. Annual subscriptions to our data products include access to designated survey data products and access to a data specialist, which are delivered throughout the year, and are accounted for as one unit of accounting and recognized ratably as research services revenue over the membership period. Clients are offered a service guarantee, which gives them the right to cancel their contracts prior to the end of the contract term and receive a refund for unused products or services.

Stock-Based Compensation

The Company recognizes the fair value of stock-based compensation expense over the requisite service period of the individual grantee, which generally equals the vesting period. Cash flows resulting from the tax benefits of tax deductions in excess of the compensation expense recognized for stock-based awards are classified as financing cash flows. The Company is required to estimate future forfeitures of stock-based awards for recognition of compensation expense. The Company will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior recognized expense if the actual forfeitures are higher than estimated. The actual expense recognized over the vesting period will only be for those awards that vest. In addition, for performance-vested restricted stock units, the Company makes estimates of the performance outcome at each period end in order to estimate the actual number of shares that will be earned. The actual expense recognized over the vesting period will only be for those awards that vest. Stock-based compensation expense was recorded in the following expense categories (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Cost of services and fulfillment	$1,644	$2,094	$2,961
Selling and marketing	751	943	1,123
General and administrative	1,247	1,837	2,027
Total	$3,642	$4,874	$6,111

The options granted under the equity incentive plans and shares subject to the employee stock purchase plan were valued utilizing the Black Scholes model using the following assumptions and had the following fair values:

	Years Ended December 31,					
	2011		2010		2009	
	Equity Incentive Plans	Employee Stock Purchase Plan	Equity Incentive Plans	Employee Stock Purchase Plan	Equity Incentive Plans	Employee Stock Purchase Plan
Average risk-free interest rate	1.25%	0.13%	1.93%	0.17%	1.85%	0.29%
Expected dividend yield	None	None	None	None	None	None
Expected life	3.5 Years	0.5 Years	3.6 Years	0.5 Years	3.5 Years	0.5 Years
Expected volatility	40%	28%	40%	25%	44%	44%
Weighted average fair value	$ 10.47	$ 7.55	$ 9.67	$ 6.38	$ 8.38	$ 6.81

The dividend yield of zero is based on the fact that Forrester had never paid cash dividends until the board of directors approved a special dividend of $3.00 per common share in the fourth quarter of 2010. Expected volatility is based, in part, on the historical volatility of Forrester's common stock as well as management's expectations of future volatility over the expected term of the awards granted. The risk-free interest rate used is based on the U.S. Treasury Constant Maturity rate with an equivalent remaining term. Where the expected term of a stock-based award does not correspond with a term for which the interest rates are quoted, Forrester uses the rate with the maturity closest to the award's expected term. The expected term calculation is based upon Forrester's historical experience of exercise patterns. The unamortized fair value of stock-based awards as of December 31, 2011 was $5.2 million, with a weighted average remaining recognition period of 1.5 years.

Allowance for Doubtful Accounts

Forrester maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make contractually obligated payments. When evaluating the adequacy of the allowance for doubtful accounts, the Company makes judgments regarding the collectability of accounts receivable by specifically analyzing historical bad debts, customer concentrations, current economic trends, and changes in the customer payment terms. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required and if the financial condition of the Company's customers were to improve, the allowances may be reduced accordingly.

Depreciation and Amortization

Forrester provides for depreciation and amortization of property and equipment, computed using the straight-line method, over estimated useful lives of assets as follows:

	Estimated Useful Life
Computers and office equipment	3 to 5 Years
Computer software	3 Years
Furniture and fixtures	7 Years
Building equipment	10 years
Leasehold improvements	Shorter of asset life or lease term

Forrester provides for amortization of intangible assets, computed using an accelerated method according to the expected cash flows to be received from the underlying assets, over the respective lives as follows:

	Estimated Useful Life
Customer relationships	5 to 11 Years
Research content	1 to 2 Years
Registered trademarks	1 Year
Technology	7 Years
Backlog	1 Year

Income Taxes

Forrester recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statements and tax basis of assets and liabilities as well as operating loss carryforwards.

Forrester's provision for income taxes is composed of a current and a deferred provision for federal, state and foreign jurisdictions. The current provision is calculated as the estimated taxes payable or refundable on tax returns for the current year. The deferred income tax provision is calculated as the net change during the year in deferred tax assets and liabilities. Valuation allowances are provided if based on the weight of available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized.

Forrester accounts for uncertain tax positions using a "more-likely-than-not" threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity, and changes in facts or circumstances related to a tax position. The Company evaluates these tax positions on a quarterly basis. The Company also accrues for potential interest and penalties related to unrecognized tax benefits in income tax expense.

Net Income Per Common Share

Basic income per common share is computed by dividing net income by the basic weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income by the diluted weighted average number of common shares and common equivalent shares outstanding during the period. The weighted average number of common equivalent shares outstanding has been determined in accordance with the treasury-stock method. Common stock equivalents consist of common stock issuable upon the exercise of outstanding stock options and restricted stock units.

Basic and diluted weighted average common shares are as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Basic weighted average common shares outstanding	22,666	22,478	22,645
Weighted average common equivalent shares	498	585	239
Diluted weighted average common shares outstanding	23,164	23,063	22,884

For the years ended December 31, 2011, 2010 and 2009, options to purchase approximately 0.3 million, 0.4 million and 2.0 million shares, respectively, were outstanding but not included in the diluted weighted average common share calculation as the effect would have been anti-dilutive.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued amended guidance on fair value measurement and related disclosures. The new guidance clarifies the concepts applicable for fair value measurement of non-financial assets and requires the disclosure of quantitative information about the unobservable inputs used in a fair value measurement. This guidance will be effective for reporting periods beginning after December 15, 2011, and will be applied prospectively. The Company does not anticipate a material impact on its consolidated financial statements as a result of the adoption of this amended guidance.

In June 2011, the FASB amended its accounting guidance on the presentation of other comprehensive income (OCI) in an entity's financial statements. The amended guidance eliminates the option to present the components of OCI as part of the statement of changes in shareholders equity and provides two options for presenting OCI: in a statement included in the income statement or in a separate statement immediately following the income statement. The amendments do not change the guidance for the items that have to be reported in OCI or when an item of OCI has to be moved into net income. This guidance will be effective for the Company for reporting periods beginning after December 15, 2011. The Company does not anticipate that its adoption of this guidance will have a material impact on its consolidated results.

In September 2011, the FASB issued updated guidance on the periodic testing of goodwill for impairment. The updated guidance gives companies the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The amendment is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a qualitative assessment to determine whether further impairment testing is necessary. The updated accounting guidance is effective for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company does not anticipate that its adoption of this guidance will have a material impact on its consolidated results.

(2) Acquisitions

Springboard Research

On May 12, 2011, Forrester acquired Springboard Research ("Springboard"), a provider of research and advisory services focused on Asia Pacific and emerging markets. Springboard was a former division of Knowledge Platform, Inc. The acquisition of the Springboard business further supports Forrester's role-based strategy and expands Forrester's coverage in the Asia Pacific region. The total purchase price was approximately $9.0 million, of which approximately $6.7 million was paid on the acquisition date and $2.3 million (the "Holdback") is payable at various times through June 1, 2013, subject to possible reduction to satisfy indemnification claims and specified contingencies. Of the $2.3 million Holdback, up to $0.4 million can be retained by the Company if certain key employees do not remain with the Company through May 12, 2012. In addition, up to $0.5 million of the Holdback could have been retained by the Company if a certain Springboard facility lease had not been extended through September 15, 2012. As of December 31, 2011, $0.5 million of the Holdback had been paid by the Company and $0.9 million and $0.9 million of the Holdback are recorded in accrued expenses and non-current liabilities, respectively, in the Consolidated Balance Sheets. The results of Springboard, which were not material to the consolidated financial statements, have been included in Forrester's consolidated financial statements since May 12, 2011 in the Technology Industry Client Group segment. Pro forma financial information has not been provided as it is not material to the consolidated results of operations.

A summary of the purchase price allocation for Springboard is as follows (in thousands):

Assets:	
Cash	$ 85
Accounts receivable	561
Other current assets	285
Goodwill	3,695
Intangible assets	4,815
Total assets	9,441
Liabilities:	
Accrued expenses	160
Deferred revenue	312
Total liabilities	472
Net assets acquired	$8,969

Approximately $2.1 million of the goodwill is deductible for tax purposes. The Company believes the goodwill reflects its expectations of synergistic revenue opportunities from the acquisition and the value of the acquired workforce.

Intangible assets are amortized according to the expected cash flows to be received. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

	Assigned Value	Useful Life (in years)
Customer relationships	$3,605	7.5
Research content	1,080	1.5
Backlog	130	1.0
	$4,815	

Strategic Oxygen

On December 1, 2009, Forrester acquired the Strategic Oxygen business to further support the Company's role-based strategy. The total purchase price was approximately $7.3 million, of which approximately $4.6 million was paid on the acquisition date, $0.5 million was paid in 2010 and $0.4 million was paid in June 2011. The remaining purchase price of $1.8 million represented contingent purchase price valued as of December 1, 2009, which was subject to adjustment based on the achievement of certain financial metrics related to the acquired business. Of the $1.8 million contingent purchase price, $0.2 million was paid in December 2009 and $1.2 million was paid in February 2010 as full consideration. The Company recorded a credit of approximately $0.5 million within general and administrative expense during 2010 as a result of a reduction in the estimated amount of contingent purchase price from December 31, 2009 to the final calculation date. The results of Strategic Oxygen, which were not material to the consolidated financial statements, have been included in Forrester's consolidated financial statements since December 1, 2009 in the Technology Industry Client Group segment. Pro forma financial information has not been provided as it is not material to the consolidated results of operations.

An agreement existed between an employee of Strategic Oxygen, who became an employee of Forrester upon the closing of the acquisition, and the seller of Strategic Oxygen that provided for an allocation of a portion of the contingent consideration from the seller to the employee. The contingent consideration was earned by the seller based upon the financial performance of Strategic Oxygen for a short period of time subsequent to the acquisition. Forrester was not a party to this agreement; however, this payment in the amount of $0.2 million paid to Forrester's employee by the seller is considered to have resulted in services that benefited Forrester, and therefore the payment was required to be recorded as a non-cash compensation expense, within general and administrative expense, by Forrester and as a capital contribution to Forrester by the seller in 2010.

Forrester Middle East FZ-LLC

On January 22, 2009, Forrester acquired all of the outstanding share capital of Forrester Middle East FZ-LLC (FME), a Dubai, UAE based reseller of Forrester's products that also offered consulting services to local customers, to expand the Company's direct geographical presence in the area. The total purchase price was approximately $1.1 million of which approximately $0.6 million was paid on the acquisition date, $0.2 million was paid in 2009 and $0.3 million was contingent upon the acquired company meeting certain financial metrics, which were not met and accordingly the final $0.3 million was not required to be paid by Forrester. The Company recorded a credit of $0.3 million within general and administrative expense during 2009 as a result of the reduction in the contingent purchase price. The results of FME's operations, which were not material to the consolidated financial statements, have been included in Forrester's consolidated financial statements since January 22, 2009, with the revenue included within the client group segment to which it relates. Pro forma financial information has not been provided as it is not material to the consolidated results of operations.

A summary of the purchase price allocation for Strategic Oxygen and FME is as follows (in thousands):

Assets:	
Accounts receivable	$ 1,972
Prepaid expenses	33
Property and equipment	26
Goodwill	1,409
Intangible assets	7,261
Total assets	10,701
Liabilities:	
Accounts payable	387
Accrued expenses	1,471
Deferred revenue	450
Total liabilities	2,308
Net assets acquired	$ 8,393

Approximately $0.9 million of the goodwill is deductible for tax purposes. The Company believes the goodwill reflects its expectations of synergistic revenue opportunities from the acquisitions.

Intangible assets are amortized according to the expected cash flows to be received. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

	Assigned Value	Useful Life (in years)
Customer relationships	$2,958	10
Technology	1,507	7
Research content	2,500	1
Trademarks and other	296	1
	$7,261	

(3) Goodwill and Other Intangible Assets

A summary of the goodwill by segment and the changes in the carrying amount of goodwill for the Business Technology Client Group ("BT"), Technology Industry Client Group ("TI"), Marketing and Strategy Client Group ("M&S") and Events segments is as follows (in thousands):

	BT	TI	M&S	Events	Total
Balance, December 31, 2009	$22,324	$24,782	$19,292	$1,916	$68,314
Translation adjustments	(116)	(129)	(101)	(10)	(356)
Balance, December 31, 2010	22,208	24,653	19,191	1,906	67,958
Acquisition	—	3,695	—	—	3,695
Translation adjustments	(36)	(40)	(31)	(3)	(110)
Balance, December 31, 2011	$22,172	$28,308	$19,160	$1,903	$71,543

As of December 31, 2011, the Company had no accumulated goodwill impairment losses.

A summary of Forrester's intangible assets is as follows (in thousands):

	December 31, 2011		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:			
Customer relationships	$33,379	$24,925	$ 8,454
Research content	6,929	6,209	720
Technology	1,507	442	1,065
Trademarks	876	876	—
Other	328	250	78
Total	$43,019	$32,702	$10,317

	December 31, 2010		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:			
Customer relationships	$30,478	$23,670	$6,808
Research content	6,060	5,727	333
Technology	1,507	229	1,278
Trademarks	876	876	—
Other	223	155	68
Total	$39,144	$30,657	$8,487

Amortization expense related to intangible assets was approximately $2.6 million, $3.6 million and $2.3 million during the years ended December 31, 2011, 2010 and 2009, respectively. Estimated amortization expense related to intangible assets that will continue to be amortized is as follows (in thousands):

Year ending December 31, 2012	$ 2,284
Year ending December 31, 2013	1,558
Year ending December 31, 2014	1,463
Year ending December 31, 2015	1,383
Year ending December 31, 2016	1,287
Thereafter	2,342
Total	$10,317

(4) Marketable Investments

The following table summarizes the Company's marketable investments (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
December 31, 2011				
Available-for-sale securities				
State and municipal obligations	$ 9,485	$ 9	$ (12)	$ 9,482
Federal agency and corporate obligations	127,717	127	(335)	127,509
Total short-term available-for-sale securities	137,202	136	(347)	136,991
ARS, long-term	11,000	—	(1,435)	9,565
Total available-for-sale securities	$148,202	$136	$(1,782)	$146,556

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
December 31, 2010				
Available-for-sale securities				
State and municipal obligations	$ 12,011	$ 23	$ (25)	$ 12,009
Federal agency and corporate obligations	107,669	483	(171)	107,981
Total short-term available-for-sale securities	119,680	506	(196)	119,990
ARS, long-term	11,000	—	(1,883)	9,117
Total available-for-sale securities	$130,680	$506	$(2,079)	$129,107

The following table summarizes the maturity periods of the marketable securities in the Company's portfolio as of December 31, 2011. In February 2008, certain ARS that Forrester held experienced failed auctions that limited the liquidity of these securities. These auction failures have continued throughout 2011 and based on current market conditions, it is likely that auction failures will continue. The following table reflects the ARS at their contractual maturity dates of between 2024 and 2034 (in thousands).

	FY 2012	FY2013	FY2014	Thereafter	Total
Federal agency and corporate obligations	$57,982	$54,665	$14,862	$ —	$127,509
State and municipal obligations	5,664	1,055	2,763	—	9,482
ARS	—	—	—	9,565	9,565
Total short and long-term	$63,646	$55,720	$17,625	$9,565	$146,556

The following table shows the gross unrealized losses and market value of Forrester's available-for-sale securities with unrealized losses that are not deemed to be other-than-temporary, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands):

	As of December 31, 2011			
	Less Than 12 Months		12 Months or Greater	
	Market Value	Unrealized Losses	Market Value	Unrealized Losses
State and municipal bonds	$ 2,763	$ 9	$ 1,107	$ 3
Federal agency and corporate obligations	68,962	313	2,043	22
ARS	—	—	9,565	1,435
Total	$71,725	$322	$12,715	$1,460

	As of December 31, 2010			
	Less Than 12 Months		12 Months or Greater	
	Market Value	Unrealized Losses	Market Value	Unrealized Losses
State and municipal bonds	$ 3,258	$ 25	$ —	$ —
Federal agency and corporate obligations	45,928	171	—	—
ARS	—	—	9,117	1,883
Total	$49,186	$196	$ 9,117	$1,883

The Company holds ARS with a fair value of $9.6 million and a par value of $11.0 million at December 31, 2011. These ARS will continue to be held as available-for-sale and are classified as a long-term asset in the Consolidated Balance Sheet. The Company intends to retain its investment in these ARS until the earlier of an anticipated recovery in market value or maturity and as a result has not recorded an other-than-temporary loss on these ARS.

Realized gains or losses on sales of the Company's federal obligations, state and municipal bonds and corporate bonds were not significant for the years ended December 31, 2011, 2010 or 2009.

The following table represents the Company's fair value hierarchy for its financial assets (cash equivalents and marketable investments) measured at fair value on a recurring basis (in thousands):

	As of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Money market funds (1)	$5,786	$ —	$ —	$ 5,786
State and municipal obligations	—	9,482	—	9,482
Federal agency and corporate obligations (2)	—	128,509	—	128,509
ARS	—	—	9,565	9,565
Total	$5,786	$137,991	$9,565	$153,342

	As of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Money market funds (1)	$25,222	$ —	$ —	$ 25,222
State and municipal obligations	—	12,009	—	12,009
Federal agency and corporate obligations	—	107,981	—	107,981
ARS	—	—	9,117	9,117
Total	$25,222	$119,990	$9,117	$154,329

(1) Included in cash and cash equivalents.

(2) $1.0 million included in cash and cash equivalents.

Level 2 assets consist of the Company's entire portfolio of federal, state, municipal and corporate bonds, excluding those municipal bonds described below with an auction reset feature. Level 2 assets have been initially valued at the transaction price and subsequently valued, at the end of each reporting period, typically utilizing third party pricing services or other market observable data. The pricing services utilize industry standard valuation methods, including both income and market based approaches and observable market inputs to determine value. These observable market inputs include reportable trades, benchmark yields, credit spreads, broker/dealer quotes, bids, offers, current spot rates and other industry and economic events.

Level 3 assets at December 31, 2011 and 2010 consist entirely of municipal bonds with an auction reset feature (ARS). Prior to 2008, the fair value of the ARS investments approximated par value due to the frequent resets through the auction process. While the Company continues to earn interest on its ARS investments at the contractual rate, these investments trade infrequently and therefore do not have a readily determinable market value. Accordingly, the estimated fair value of the ARS no longer approximates par value. At December 31, 2011, the Company held ARS with one investment advisor. The Company values the ARS using a discounted cash flow model that includes estimates of interest rates, timing and amount of cash flows, credit and liquidity premiums and expected holding periods of the securities, which is considered a Level 3 valuation. The valuation resulted in an unrealized loss recorded in other comprehensive loss in the Consolidated Balance Sheets of $1.4 million at December 31, 2011 and $1.9 million at December 31, 2010. The Company believes that the loss is temporary due to the strong underlying credit rating of the securities and the fact that the Company does not intend to sell the securities and is not likely to be required to sell the securities. The assumptions used in valuing the ARS are volatile and subject to change as the underlying sources of these assumptions and market conditions change.

Through July 1, 2010, the Company also held ARS with UBS AG (UBS). Historically, UBS provided a valuation utilizing Level 3 inputs for the ARS investments. UBS utilized a discounted cash flow approach to arrive at its valuation, which was corroborated by a separate and comparable discounted cash flow analysis prepared by the Company. The assumptions used in preparing the discounted cash flow model included estimates, based on data available at each balance sheet date, of interest rates, timing and amount of cash flows, credit and liquidity premiums, and expected holding periods of the ARS. In November 2008, the Company accepted an offer (the "Right") from UBS entitling the Company to sell at par value ARS originally purchased from UBS at any time during a two-year period from June 30, 2010 through July 2, 2012. The Company valued the Right as an asset using a discounted cash flow approach including estimates of interest rates and timing and amount of cash flows, adjusted for any bearer risk associated with UBS's financial ability to repurchase the ARS beginning June 30, 2010, based on data available at each balance sheet date. The combined fair value of the Right and the UBS ARS historically equaled the par value of the UBS ARS. The remaining $5.4 million of par value UBS ARS at June 30, 2010 were sold to UBS at par under the Right on July 1, 2010.

The following table provides a summary of changes in fair value of the Company's Level 3 financial assets for the years ended December 31, 2011 and 2010 (in thousands):

	UBS Right	ARS
Balance at December 31, 2009	$ 2,100	$ 39,525
Sales	—	(31,675)
Total gains (losses):		
Included in other comprehensive income	—	(833)
Included in earnings	(2,100)	2,100
Balance at December 31, 2010	$ —	9,117
Sales		—
Total gains (losses):		
Included in other comprehensive loss		448
Balance at December 31, 2011		$ 9,565

(5) Non-Marketable Investments

At December 31, 2011 and 2010, the carrying value of the Company's non-marketable investments, which were composed primarily of interests in technology-related private equity funds, were $7.9 million and $7.4 million, respectively, and are included in other assets in the Consolidated Balance Sheets.

One of the Company's investments, with a book value of $1.5 million and $1.7 million at December 31, 2011 and 2010, respectively, is being accounted for using the cost method and, accordingly, is valued at cost unless an other-than-temporary impairment in its value occurs. The other investments are being accounted for using the equity method as the investments are limited partnerships and Forrester has an ownership interest in excess of 5% and, accordingly, Forrester records its share of the investee's operating results each period. During the years ended December 31, 2011, 2010 and 2009, the Company recorded gains (losses) from its non-marketable investments of approximately $1.0 million, $2.3 million and $(1.0) million, respectively, which are included in gains (losses) on investments, net in the Consolidated Statements of Income. During the years ended December 31, 2011, 2010 and 2009, gross distributions of $0.5 million, $0.5 million and $0.1 million, respectively, were received from the funds.

In June 2010, the Company extended the expiration date of a cash bonus plan, originally adopted in 2000, that would pay a bonus, after the return of invested capital from certain of the Company's non-marketable investments, to certain key employees. To date, no bonuses have been paid under the plan and no amounts are accrued as of December 31, 2011 as payments under the plan were not considered probable. The plan will now automatically expire on June 30, 2013, subject to earlier expiration as provided in the plan in the event that prior to such date there are less than 10 participants in the plan or all of the Company's invested capital (as defined in the plan) has been returned to the Company.

(6) Income Taxes

Income from continuing operations before income tax provision for the years ended December 31, 2011, 2010 and 2009 consists of the following (in thousands):

	2011	2010	2009
Domestic	$35,371	$33,964	$33,094
Foreign	3,274	336	641
Total	$38,645	$34,300	$33,735

The components of the income tax provision for the years ended December 31, 2011, 2010 and 2009 are as follows (in thousands):

	2011	2010	2009
Current:			
Federal	$(1,083)	$ 8,722	$ 8,853
State	738	1,571	3,488
Foreign	843	1,144	585
Total current	498	11,437	12,926
Deferred:			
Federal	13,485	2,301	1,774
State	1,186	1,025	(346)
Foreign	466	(970)	515
Total deferred	15,137	2,356	1,943
Income tax provision	$15,635	$13,793	$14,869

A reconciliation of the federal statutory rate to Forrester's effective tax rate for the years ended December 31, 2011, 2010 and 2009 is as follows:

	2011	2010	2009
Income tax provision at federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) in tax resulting from:			
State tax provision, net of federal benefit	3.1	5.0	6.1
Non-deductible expenses	1.6	2.2	0.7
Tax-exempt interest income	(0.4)	(1.3)	(3.0)
Stock option compensation deduction	0.6	0.2	1.1
Change in valuation allowance	1.1	(3.4)	(0.6)
Exchange rate (gain) loss	(0.5)	(1.1)	1.8
Foreign tax rate differential	(1.0)	—	—
Other, net	1.0	3.6	3.0
Effective tax rate	40.5%	40.2%	44.1%

The components of deferred income taxes as of December 31, 2011 and 2010 are as follows (in thousands):

	2011	2010
Non-deductible reserves and accruals	$ 3,125	$ 5,087
Stock compensation	5,146	5,106
Depreciation and amortization	—	376
Net operating loss and other carryforwards	7,526	8,962
Gross deferred tax asset	15,797	19,531
Less — valuation allowance	(3,077)	(2,676)
Sub-total	12,720	16,855
Depreciation and amortization	(7,996)	—
Goodwill amortization	(5,518)	(5,528)
Other liabilities	(3,347)	—
Deferred commissions	(4,775)	(4,987)
Net deferred tax asset (liability)	$ (8,916)	$ 6,340

Current net deferred tax assets and long-term net deferred tax assets were $0 and $0.1 million as of December 31, 2011 and $4.1 million and $7.8 million as of December 31, 2010, respectively, and are included in prepaid and other current assets and other assets, respectively, in the Consolidated Balance Sheets. Current net deferred tax liabilities and long-term net deferred tax liabilities were $0.4 million and $8.6 million as of December 31, 2011 and $0 and $5.5 million as of December 31, 2010, respectively, and are included in accrued expenses and other current liabilities and non-current liabilities, respectively, in the Consolidated Balance Sheets.

The Company considers all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a net deferred income tax asset. Judgment is required in considering the relative impact of negative and positive evidence. In arriving at these judgments, the weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. Although realization is not assured, based upon the Company's historical taxable income and projections of the Company's future taxable income over the periods during which the deferred tax assets are deductible and the carryforwards expire, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, as discussed below.

As of December 31, 2011 and 2010, the Company maintained a valuation allowance of approximately $3.1 million and $2.7 million, respectively, primarily relating to foreign net operating loss carryforwards from an acquisition and U.S. capital losses.

As of December 31, 2011, the Company had federal net operating loss carryforwards of approximately $12.8 million obtained from acquired businesses. These carryforwards are limited pursuant to section 382 of the Internal Revenue Code due to changes in ownership as a result of the acquisitions. If unused, these carryforwards would expire on various dates from 2019 through 2028.

The Company also has foreign net operating loss carryforwards of approximately $31.6 million, which can be carried forward indefinitely. Approximately $5.8 million of the foreign net operating loss carryforwards relate to a prior acquisition, the utilization of which is subject to limitation under the tax law of the United Kingdom. The Company has a German net operating loss against which it had provided a full valuation allowance in prior years. During 2010 the Company reconsidered its position and determined that the ability of the Company to benefit from the net operating loss did not meet the more likely than not standard. Accordingly, the deferred tax asset and corresponding valuation allowance for the German net operating loss have been removed from the components of deferred taxes with no effect to the Company's overall tax provision.

As of December 31, 2011, the Company had U.S. federal and state capital loss carryforwards of $3.0 million, of which $1.0 million expires in 2012, $1.1 million expires in 2014, and $0.9 million expires in 2016.

The following table provides a summary of the changes in the deferred tax valuation allowance for the years ended December 31, 2011, 2010 and 2009 (in thousands):

	2011	2010	2009
Deferred tax valuation allowance at January 1	$2,676	$11,672	$10,922
Additions	508	440	1,532
Deductions	(85)	(9,405)	(1,261)
Translation adjustments	(22)	(31)	479
Deferred tax valuation allowance at December 31	$3,077	$ 2,676	$11,672

During the years ended December 31, 2011, 2010 and 2009, the Company recognized approximately $0.5 million, $1.8 million and $(0.3) million, respectively, of net tax benefits (deficiencies) from tax deductions in excess of (or less than) book deductions resulting from employee stock option exercises. The net tax benefits (deficiencies) were recorded as an increase (decrease) to additional paid-in-capital. Excess tax benefits from share-based payments are recognized in the year that the deduction reduces the amount of cash payable for taxes.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $1.4 million as of December 31, 2011. The Company has not provided any additional federal or state income taxes or foreign withholding taxes on the undistributed earnings as such earnings have been indefinitely reinvested in the business. Due to the various methods by which such earnings could be repatriated in the future, the amount of taxes attributable to the undistributed earnings is not practicably determinable.

The Company utilizes a two step process for the measurement of uncertain tax positions that have been taken or are expected to be taken on a tax return. The first step is a determination of whether the tax position should be recognized in the financial statements. The second step determines the measurement of the tax position. A reconciliation of the beginning and ending amount of unrecognized tax benefits is summarized as follows for the years ended December 31, 2011, 2010 and 2009 (in thousands):

	2011	2010	2009
Unrecognized tax benefits at January 1	$1,222	$ 919	$1,222
Additions for tax positions of prior years	107	410	—
Reductions for tax positions of prior years	—	—	(19)
Additions for tax positions of current year	17	77	—
Settlements	—	—	—
Lapse of statute of limitations	(77)	(184)	(284)
Unrecognized tax benefits at December 31	$1,269	$1,222	$ 919

As of December 31, 2011, the total amount of unrecognized tax benefits totaled approximately $1.3 million, all of which if recognized, would decrease our effective tax rate in a future period. Based on the potential outcome of the Company's global tax examinations and the expiration of the statute of limitations for specific jurisdictions, it is reasonably possible that the unrecognized tax benefits related to intercompany activity will decrease within the next 12 months. The associated net tax benefits, which would favorably impact the effective tax rate, are estimated to be in the range of $0 to $0.4 million.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense and such amounts were not material in the years ended December 31, 2011, 2010 and 2009. At December 31, 2011 and 2010, the Company had approximately $0.2 million of accrued interest and penalties related to uncertain tax positions.

The Company files income tax returns in the U.S. and in foreign jurisdictions. Generally, the Company is no longer subject to U.S., state, local and foreign income tax examinations by tax authorities in its major jurisdictions for years before 2005, except to the extent of net operating loss and tax credit carryforwards from those years. Major taxing jurisdictions include the U.S., the Netherlands and the United Kingdom.

(7) Commitments

As of December 31, 2011, Forrester had future contractual obligations as follows for operating leases (in thousands):

2012	$ 9,554
2013	9,511
2014	9,139
2015	8,954
2016	7,442
Thereafter	70,738
Total minimum lease payments	$115,338

Aggregate rent expenses, net of sublease income, were approximately $15.3 million, $10.6 million and $10.0 million for the years ended December 31, 2011, 2010, and 2009, respectively.

(8) Stockholders' Equity

Preferred Stock

Forrester has authorized 500,000 shares of $.01 par value preferred stock. The Board of Directors has full authority to issue this stock and to fix the voting powers, preferences, rights, qualifications, limitations, or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences and the number of shares constituting any series or designation of such series.

Treasury Stock

Forrester's Board of Directors has authorized an aggregate $260 million, including an additional $60 million approved in October 2010, to purchase common stock under the stock repurchase program. The shares repurchased may be used, among other things, in connection with Forrester's equity incentive and purchase plans. As of December 31, 2011, Forrester had repurchased approximately 8.2 million shares of common stock at an aggregate cost of $181.0 million.

Dividends

The Company paid a special cash dividend in December 2010 of $68.4 million, which represented a payment of $3.00 per share to common stockholders. In February 2012 the Company's Board of Directors declared a dividend of $0.14 per share payable on March 21, 2012 to shareholders of record as of March 7, 2012. The Company intends to begin paying regular quarterly cash dividends; however, the actual declaration of any such future dividends, and the establishment of the per share amount and payment dates for any such future dividends are subject to the discretion of the Board of Directors.

Equity Plans

Forrester maintains the following four equity incentive plans: the 2006 Equity Incentive Plan (the "2006 Plan"), the Amended and Restated 1996 Equity Incentive Plan (the "1996 Plan"), the 2006 Stock Option Plan for Directors', as amended (the "2006 Directors' Plan") and the 1996 Stock Option Plan for Non-Employee Directors (the "1996 Directors' Plan"). Upon approval of the 2006 Plan and the 2006 Directors' Plan by stockholders, no future awards under the 1996 Plan and 1996 Directors Plan could be granted or issued.

The 2006 Plan provides for the issuance of stock-based awards, including incentive stock options ("ISOs"), non-qualified stock options ("NSOs"), and restricted stock units ("RSUs") to purchase up to 4,350,000 shares authorized in the 2006 Plan plus up to 2,500,000 shares returned from the 1996 Plan. Under the terms of the 2006 Plan, ISOs may not be granted at less than fair market value on the date of grant (and in no event less than par value). Options generally vest annually over two to four years and expire after 10 years and RSUs generally vest over three to four years, in each case sometimes subject to performance conditions in addition to the passage of time. Options and RSUs granted under the 2006 Plan immediately vest upon certain events, as described in the 2006 Plan. As of December 31, 2011, approximately 2.7 million shares were available for future grant of awards under the 2006 Plan.

The 1996 Plan provided for the issuance of stock-based awards, including ISOs and NSOs, to purchase up to 13,500,000 shares of common stock. Under the terms of the 1996 Plan, ISOs were not granted at less than fair market value on the date of grant (and in no event less than par value). ISO grants to holders of 10% of the combined voting power of all classes of Forrester stock were required to be granted at an exercise price not less than 110% of the fair market value at the date of grant. Options generally vested ratably over two to four years and expire after 10 years and were sometimes subject to performance conditions in addition to the passage of time. At December 31, 2011, approximately 0.3 million options remain outstanding and are fully vested under the 1996 Plan.

The 2006 Directors' Plan provides for the issuance of options to purchase up to 450,000 shares of common stock. Under the 2006 Directors' Plan, each non-employee director shall be awarded an option to purchase 6,000 shares of common stock, at an exercise price equal to the fair market value of the common stock upon his or her election as a director. These options vest in four equal annual installments, with the first installment vested on the date of grant. In addition, prior to the 2010 annual stockholder meeting, each non-employee director was entitled to receive an option to purchase 12,500 shares of common stock, at an exercise price equal to the fair market value of the common stock on the grant date, each year immediately following Forrester's annual stockholders' meeting, and commencing with the 2010 annual stockholders meeting, non-employee directors are entitled to receive an option to purchase 12,000 shares immediately following the meeting. These options vest in four equal installments on the first, second, third, and fourth anniversaries of the date of grant. Options granted under the 2006 Directors' Plan immediately vest upon certain events, as described in the 2006 Directors' Plan. As of December 31, 2011, approximately 0.1 million shares were available for future grant of awards under the 2006 Directors Plan.

Options issued under the 1996 Directors' Plan were granted at an exercise price equal to the fair market value of the common stock at the time of grant, each year immediately following Forrester's annual stockholders' meeting. These options vested in four equal installments on the first, second, third, and fourth anniversaries of the date of grant. At December 31, 2011, approximately 0.1 million options remain outstanding and are fully vested under the 1996 Directors Plan.

Stock Options

Stock option activity for the year ended December 31, 2011 is presented below (in thousands, except per share data and contractual term):

	Number of Shares	Weighted - Average Exercise Price Per Share	Weighted - Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2010	2,215	$26.00		
Granted	372	34.44		
Exercised	(354)	24.60		
Forfeited	(103)	30.89		
Outstanding at December 31, 2011	2,130	$27.46	6.47	$14,229
Exercisable at December 31, 2011	1,281	$25.21	5.11	$11,186
Vested and expected to vest at December 31, 2011	2,029	$27.24	6.36	$13,974

The total intrinsic value of options exercised during 2011, 2010 and 2009 was $4.1 million, $11.6 million and $0.7 million, respectively.

On April 2, 2007, the Company issued to its employees options to purchase 293,600 shares of common stock. These options were subject to performance criteria and would vest only if certain operating margin targets related to full year 2007 performance were achieved. The vesting of these options was over 24 or 36 months, or the options could be forfeited, depending on the actual operating margin achieved for 2007. During 2007, operating performance was expected to result in the options vesting over 36 months and expense was recognized assuming that vesting period. The actual operating margin for 2007 resulted in the options vesting over 36 months and the expense related to these options was recognized on a graded basis.

On April 1, 2008, the Company issued to its employees options to purchase 370,000 shares of common stock. These options were subject to performance criteria and would vest only if certain operating profit targets related to full year 2008 performance were achieved. The vesting of these options was over 24, 36 or 48 months, or the options could be forfeited, depending on the actual operating profit achieved for 2008. During 2008, operating performance was expected to result in the options vesting over 48 months and expense was recognized assuming that vesting period. The actual operating profit targets for 2008 resulted in accelerated vesting of the options over 24 months and the compensation expense associated with the accelerated vesting was recognized on a prospective basis through the remainder of the vesting period. The expense related to these options was recognized on a graded basis.

Restricted Stock Units

Restricted stock units ("RSUs") represent the right to receive one share of Forrester common stock when the restrictions lapse and the vesting conditions are met, and are valued on the date of grant based upon the value of the Company's stock on the date of grant.

In 2009, the Company issued to its employees 95,496 performance-based RSUs. The vesting of the RSUs is subject to performance criteria and will vest at 100% or 40% on April 1, 2012, or the RSUs could be forfeited, depending on whether specified revenue growth and certain operating margin targets related to full year 2011 performance are achieved. Based on 2011 financial performance, 40% of the then outstanding RSUs will vest on April 1, 2012. Compensation expense in 2010 and 2009 was recognized based on an estimate of 100% vesting of the RSUs and in 2011 the Company modified it assessment of vesting to the 40% level.

In 2010, the Company issued to its employees approximately 63,000 performance-based RSUs. The vesting of the RSUs is subject to performance criteria and will vest at 100% or 40% on April 1, 2013, or the RSUs could be forfeited, depending on whether specified revenue growth and certain operating margin targets related to full year 2012 performance are achieved. Compensation expense in 2010 was recognized based on an estimate of 100% vesting of the RSUs and in 2011 the Company modified its assessment of vesting to a zero percent level. In addition, Forrester issued approximately 42,000 RSUs during 2010 that generally vest equally over a four-year period.

In 2011, the Company issued to its employees approximately 71,000 performance-based RSUs. The vesting of the RSUs is subject to performance criteria and will vest at 100% or 40% on April 1, 2014, or the RSUs could be forfeited, depending on whether specified revenue growth and certain operating margin targets related to full year 2013 performance are achieved. Compensation expense was not recognized in 2011 based on an estimate of zero percent vesting of the RSUs. In addition, Forrester issued approximately 48,000 RSUs during 2011 that generally vest equally over a four-year period.

RSU activity for the year ended December 31, 2011 is presented below (in thousands, except per share data):

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2010	192	$27.64
Granted	119	33.15
Vested or settled	(9)	29.86
Forfeited	(35)	28.40
Unvested at December 31, 2011	267	$29.93

Employee Stock Purchase Plan

The 1996 Employee Stock Purchase Plan (the "Stock Purchase Plan"), as amended and restated in 2009, provides for the issuance of up to 1.5 million shares of common stock and as of December 31, 2011 approximately 0.4 million shares remain available for issuance. With certain limited exceptions, all employees of Forrester who have completed six months or more of continuous service in the employ of Forrester and whose customary employment is more than 20 hours per week, including officers and directors who are employees, are eligible to participate in the Stock Purchase Plan. Purchase periods under the Stock Purchase Plan are generally six months in length and commence on each successive January 1 and July 1. During each purchase period the maximum number of shares of common stock that may be purchased by an employee is limited to the number of shares equal to $12,500 divided by the fair market value of a share of common stock on the first day of the purchase period. An employee may elect to have up to 10% deducted from his or her compensation for the purpose of purchasing shares under the Stock Purchase Plan. The price at which the employee's shares are purchased is the lower of: a) 85% of the closing price of the common stock on the day that the purchase period commences, or b) 85% of the closing price of the common stock on the day that the purchase period terminates. In October 2011, the Stock Purchase Plan was amended effective for purchase periods commencing in 2012 and beyond to provide for the following: 1) modification of the purchase periods such that beginning in 2012, purchase periods will commence on each successive March 1 and September 1, 2) institution of a one-year holding period for all shares purchased under the Stock Purchase Plan, and 3) elimination of the six-month continuous service period eligibility requirement. Shares purchased by employees under the Stock Purchase Plan are as follows (in thousands, except per share data):

Purchase Period Ended	Shares Purchased	Purchase Price
June 30, 2011	51	$28.02
December 31, 2011	50	$28.08
June 30, 2010	45	$22.67
December 31, 2010	44	$26.44
June 30, 2009	43	$20.87
December 31, 2009	38	$21.46

(9) Employee Pension Plans

Forrester sponsors several defined contribution plans for eligible employees. Generally, the defined contribution plans have funding provisions which, in certain situations, require contributions based upon formulas relating to employee wages or the level of elective participant contributions, as well as allow for additional discretionary contributions. Further, certain plans contain vesting provisions. Forrester's contributions to these plans totaled approximately $3.0 million, $2.8 million and $2.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.

(10) Reorganization

2009 Reorganization

During the first quarter of 2009, the Company announced a reduction of its workforce by approximately 50 positions in response to conditions and demands of the market and a slower economy. Additionally, Forrester identified certain leased office space that was no longer required to support the ongoing business. As a result, Forrester recorded a reorganization charge of approximately $3.1 million in the three months ended March 31, 2009. Approximately 44% of the terminated employees were members of the sales force, while 38% and 18% held research and administrative roles, respectively. In addition, during the fourth quarter of 2009, Forrester incurred additional reorganization costs of $2.3 million related to facility consolidations primarily in Cambridge, Massachusetts. Of the $2.3 million fourth quarter 2009 charge, approximately $1.4 million related to future lease payments through September 2011 and $0.9 million related to the write-off of leasehold improvements.

2012 Reorganization

In the first quarter of 2012 the Company realigned its sales force to simplify the selling process to customers and to increase the productivity of the sales organization. The Company incurred approximately $0.4 million of severance costs in the fourth quarter of 2011 for three sales employees located outside of the U.S. based on statutory termination benefits in their country of employment and the fact that termination was considered probable at December 31, 2011. The Company anticipates incurring an additional $1.3 million to $1.5 million of severance and related costs in 2012 related to the sales reorganization and other cost reduction initiatives.

The activity related to the 2009 and 2012 reorganizations during the years ended December 31, 2011, 2010 and 2009 is as follows (in thousands):

	Workforce Reduction	Facility Consolidation	Total
Accrual at December 31, 2009	$ 98	$ 1,587	$ 1,685
Cash payments	(98)	(1,141)	(1,239)
Accrual at December 31, 2010	—	446	446
Cash payments	—	(446)	(446)
Additions	375	—	375
Accrual at December 31, 2011	$375	$ —	$ 375

(11) Operating Segment and Enterprise Wide Reporting

Forrester is organized into three client groups with each client group responsible for writing relevant research for the roles within the client organization on a worldwide basis. The three client groups are: Business Technology ("BT") (formerly Information Technology), Technology Industry ("TI"), and Marketing and Strategy ("M&S"). All of the client groups generate revenues through sales of research and advisory and other service offerings targeted at specific roles within their targeted clients. Each of the client groups consists of research personnel focused primarily on issues relevant to particular roles and to the day-to-day responsibilities of persons within the roles. Amounts included in the "Events" segment relate to the operations of the events production department. Revenue reported in the Events segment consists primarily of sponsorships and event tickets to Forrester events.

Forrester evaluates reportable segment performance and allocates resources based on direct margin. Direct margin, as presented below, is defined as operating income excluding sales expenses, certain marketing and fulfillment expenses, stock-based compensation expense, general and administrative expenses, depreciation expense, amortization of intangible assets and reorganization costs. In the first quarter of 2010, the Company modified its calculation of segment direct margin to exclude all sales expenses. Accordingly, the 2009 amounts have been reclassified to conform to the current presentation.

Forrester does not identify or allocate assets, including capital expenditures, by operating segment. Accordingly, assets are not being reported by segment because the information is not available by segment and is not reviewed in the evaluation of performance or making decisions in the allocation of resources.

The following tables present information about reportable segments (in thousands).

	BT	TI	M&S	Events	Consolidated
Year ended December 31, 2011					
Revenue	$99,850	$84,984	$85,609	$13,173	$ 283,616
Direct margin	67,139	60,587	52,769	5,765	186,260
Selling, marketing, administrative and other expenses					(146,701)
Amortization of intangible assets					(2,562)
Income from operations					$ 36,997

	BT	TI	M&S	Events	Consolidated
Year ended December 31, 2010					
Revenue	$93,414	$74,799	$71,313	$11,200	$ 250,726
Direct margin	64,854	54,859	43,264	4,753	167,730
Selling, marketing, administrative and other expenses					(133,360)
Amortization of intangible assets					(3,620)
Income from operations					$ 30,750

	BT	TI	M&S	Events	Consolidated
Year ended December 31, 2009					
Revenue	$92,950	$66,848	$63,910	$9,644	$ 233,352
Direct margin	65,073	49,163	36,089	3,183	153,508
Selling, marketing, administrative and other expenses					(113,357)
Amortization of intangible assets					(2,290)
Reorganization costs					(5,441)
Income from operations					$ 32,420

Net long-lived tangible assets by location as of December 31, 2011 and 2010 are as follows (in thousands):

	2011	2010
United States	$46,928	$15,903
United Kingdom	2,997	3,423
Europe (excluding United Kingdom)	521	506
Other	2	6
	$50,448	$19,838

Net revenues by geographic destination and as a percentage of total revenues for the years ended December 31, 2011, 2010, and 2009 are as follows (in thousands):

	2011	2010	2009
United States	$198,456	$180,065	$164,031
Europe (excluding United Kingdom)	37,205	31,188	31,011
United Kingdom	17,870	15,285	15,200
Canada	16,056	13,724	13,706
Other	14,029	10,464	9,404
	$283,616	$250,726	$233,352

	2011	2010	2009
United States	70%	72%	70%
Europe (excluding United Kingdom)	13%	12%	13%
United Kingdom	6%	6%	7%
Canada	6%	6%	6%
Other	5%	4%	4%
	100%	100%	100%

(12) Certain Balance Sheet Accounts

Property and Equipment:

Property and equipment as of December 31, 2011 and 2010 is recorded at cost less accumulated depreciation and consist of the following (in thousands):

	2011	2010
Computers and equipment	$19,965	$10,815
Computer software	19,685	13,433
Furniture and fixtures	8,566	4,763
Leasehold improvements	26,279	16,650
Total property and equipment	74,495	45,661
Less accumulated depreciation and amortization	24,047	25,823
	$50,448	$19,838

At December 31, 2011, the Company had $0.9 million in escrow for leasehold improvements which is classified within prepaid and other current assets on the Consolidated Balance Sheet. At December 31, 2010, the Company held $15.5 million in escrow for leasehold improvements of which $11.6 million is classified as long-term restricted cash and $3.9 million is classified within prepaid and other current assets on the Consolidated Balance Sheet.

Accrued Expenses and Other Current Liabilities:

Accrued expenses and other current liabilities as of December 31, 2011 and 2010 consist of the following (in thousands):

	2011	2010
Payroll and related benefits	$16,166	$21,150
Taxes	4,742	3,025
Other	9,245	12,310
	$30,153	$36,485

Non-current Liabilities

Non-current liabilities as of December 31, 2011 and 2010 consist of the following (in thousands):

	2011	2010
Deferred tax liability	$ 8,646	$5,528
Deferred rent	6,671	488
Other	2,263	904
	$17,580	$6,920

Allowance for Doubtful Accounts:

A roll-forward of the allowance for doubtful accounts as of and for the years ended December 31, 2011, 2010, and 2009 is as follows (in thousands):

	2011	2010	2009
Balance, beginning of year	$ 407	$ 406	$ 485
Provision for doubtful accounts	233	212	490
Write-offs	(314)	(211)	(569)
Balance, end of year	$ 326	$ 407	$ 406

(13) Summary Selected Quarterly Financial Data (unaudited)

The following is a summary of selected unaudited consolidated quarterly financial data for the years ended December 31, 2011 and 2010 (in thousands, except per share data):

	Three Months Ended			
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Total revenues	$65,742	$73,450	$69,774	$74,650
Income from operations	$ 4,198	$ 9,616	$ 9,749	$13,434
Net income	$ 2,911	$ 5,470	$ 5,732	$ 8,897
Basic income per common share	$ 0.13	$ 0.24	$ 0.25	$ 0.39
Diluted income per common share	$ 0.13	$ 0.24	$ 0.25	$ 0.38

	Three Months Ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Total revenues	$59,180	$64,653	$59,777	$67,116
Income from operations	$ 7,738	$10,129	$ 5,813	$ 7,070
Net income	$ 5,772	$ 6,902	$ 3,704	$ 4,129
Basic income per common share	$ 0.26	$ 0.31	$ 0.16	$ 0.18
Diluted income per common share	$ 0.25	$ 0.30	$ 0.16	$ 0.18

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2011.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP). Internal control over financial reporting includes those policies and procedures that: 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect material misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making its assessment, management used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. Based on this assessment, management believes that as of December 31, 2011, the Company's internal control over financial reporting is effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report, which appears on page F-1 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting in the quarter ending December 31, 2011 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Executive Officers

The following table sets forth information about our executive officers as of March 1, 2012

Name	Age	Position
George F. Colony	58	Chairman of the Board, Chief Executive Officer
Ellen Daley	45	Managing Director, Technology Industry Client Group
Michael A. Doyle	56	Chief Financial Officer and Treasurer
Elizabeth Lemons	55	Chief People Officer
Gail S. Mann, Esq.	60	Chief Legal Officer and Secretary
Gregory Nelson	39	Chief Sales Officer
Steven Peltzman	43	Chief Business Technology Officer
Thomas Pohlmann	45	Managing Director, Business Technology Client Group
Charles Rutstein	39	Chief Operating Officer
Dennis van Lingen	47	Managing Director, Marketing & Strategy Client Group; Chief EMEA (Europe, Middle East, and Africa) Officer

George F. Colony, Forrester's founder, has served as Chairman of the Board of Directors and Chief Executive Officer since the Company's inception in July 1983, and as President since September 2001 and from 1983-2000.

Ellen Daley became Managing Director of our Technology Industry Group in November 2011. She was formerly a Practice Leader from January 2010 to November 2011. Ms. Daley joined Forrester in 2005 as a Principal Analyst. Before joining Forrester, Ms. Daley was Vice President and on the executive team at ArcStream Solutions, a wireless consulting and systems integration firm. Prior to that, she was at Deloitte Consulting for four years.

Michael A. Doyle began serving as the Company's Chief Financial Officer and Treasurer in September 2007. Prior to joining the Company, Mr. Doyle was Chief Financial Officer of Easylink Services Corporation, a publicly traded telecommunications messaging provider, since 2004. Prior to joining Easylink, Mr. Doyle was the Chief Financial Officer for North America of Dun & Bradstreet Corporation from 2002 to 2004, and from 1997 to 2002, he held various senior financial and marketing positions with Cendant Corporation.

Elizabeth Lemons became Forrester's Chief People Officer in March 2007. Ms. Lemons joined the Company in June 2006 as Vice President, Strategic Growth for the Americas. Previously, she was Director of Human Resources at the Joslin Diabetes Center from 2005 to June 2006 and Vice President and Partner at Executive Destinations Inc., an executive career management firm, from 1997-2005.

Gail S. Mann, Esq. became Forrester's Chief Legal Officer and Secretary in February 2004. Ms. Mann previously was of counsel to the law firm of Morse, Barnes-Brown & Pendleton, P.C. from 2002 until joining Forrester. Prior to 2002 Ms. Mann was Vice President and Associate General Counsel of Harcourt General, Inc., a global multimedia publishing company, and its affiliate, The Neiman Marcus Group, a high-end specialty retailer, from 1999-2001, and Vice President and Assistant General Counsel of Digital Equipment Corporation from 1994 to 1998.

Gregory Nelson became Chief Sales Officer in August 2009. Previously, he served as Vice President of Sales for our Business Technology (formerly Information Technology) Client Group — EMEA region from September 2007 to August 2009. From January 2004 to September 2007 Mr. Nelson served as a regional sales director for the Company, and prior to that, he held sales positions with the Company and with Giga Information Group, Inc., which we acquired in 2003.

Steven Peltzman joined Forrester as its Chief Business Technology Officer in September 2011. From 2001 to 2011, Mr. Peltzman was the Chief Information Officer of the Museum of Modern Art in New York City. Prior to that, Mr. Peltzman served as the chief technology officer at MarketMedical.com and as the vice president of technology at Earthweb and was an officer in the United States Air Force.

Thomas Pohlmann became Managing Director of Forrester's Business Technology Client Group (formerly the Information Technology Client Group) in December 2010. Mr. Pohlmann joined Forrester in 2000. During 2010, Mr. Pohlmann served as Vice President in charge of developing a new client-facing website for the Company, and previously was Vice President of IT Research from 2007 to 2009, and a Research Director from 2004 to 2006.

Charles Rutstein became Forrester's Chief Operating Officer effective January 1, 2007. Mr. Rutstein joined Forrester in 1999. In 2006, Mr. Rutstein served as President, Forrester Americas. In 2005, he served as our Vice President, Community and previously was our Vice President of Consulting from 2003 to 2005. Prior to 2003, Mr. Rutstein held various leadership positions in our research organization. Before joining Forrester, Mr. Rutstein served as a principal consultant with Price Waterhouse Management Consulting Services.

Dennis van Lingen became Managing Director of our Marketing and Strategy Client Group in January 2007. Mr. Van Lingen also serves as Forrester's Chief Europe, Middle East, and Africa (EMEA) Officer. He was formerly President of EMEA from May 2006 to December 2006 and Vice President of Marketing for the Americas from January 2004 to May 2006. Mr. Van Lingen joined Forrester in 2000 as Director of Marketing for Europe. Before joining Forrester, Mr. Van Lingen worked as a senior manager in the marketing and public relations divisions of Nissan Europe for 10 years.

Our Code of Business Conduct and Ethics covers all employees, officers and directors, including our principal executive, financial and accounting officers. A copy of our Code of Business Conduct and Ethics can be found on our web site, *www.forrester.com.*

We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Company's Code of Business Conduct and Ethics, that relates to a substantive amendment or material departure from a provision of the Code, by posting such information on our Internet website at *www.forrester.com.* We also intend to satisfy the disclosure requirements of the Nasdaq Stock Market regarding waivers of the Code of Business Conduct and Ethics by posting such information on our Internet website at *www.forrester.com.*

The remainder of the response to this item is contained in our Proxy Statement for our 2012 Annual Meeting of Stockholders (the "2012 Proxy Statement") under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance", all of which is incorporated herein by reference.

Item 11. *Executive Compensation*

The response to this item is contained in the 2012 Proxy Statement under the captions "Directors' Compensation" and "Executive Compensation" and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The response to this item is contained in the 2012 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference.

The following table summarizes, as of December 31, 2011, the number of options issued under our equity compensation plans and the number of shares available for future issuance under these plans:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)(1)
Equity compensation plans approved by stockholders	2,396,737(1)	$27.46	3,177,725(2)
Equity compensation plans not approved by stockholders	N/A	N/A	N/A
Total	2,396,737	$27.46	3,177,725

(1) Includes 266,898 restricted stock units that are not included in the calculation of the weighted average exercise price.

(2) Includes, as of December 31, 2011, 2,704,769 shares available for issuance under our 2006 Equity Incentive Plan, 80,000 shares under our 2006 Director's Stock Option Plan, and 392,956 shares that are available for issuance under our Amended and Restated Employee Stock Purchase Plan.

The shares available under our 2006 Equity Incentive Plan are available to be awarded as restricted or unrestricted stock or stock units.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The response to this item is contained in the Company's 2012 Proxy Statement under the captions "Information with Respect to Board of Directors", "Certain Relationships and Related Transactions", and "Related Person Transactions" and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The response to this item is contained in the Company's 2012 Proxy Statement under the caption "Independent Registered Public Accounting Firm" and is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules.*

a. Financial Statements. See Index on page 29.

b. Financial Statement Schedules. None.

c. Exhibits. A complete listing of exhibits required is given in the Exhibit Index that precedes the exhibits filed with this report on page 34 hereof.

EXHIBIT INDEX

Exhibit No.	Description
2.1(1)	Agreement and Plan of Merger dated as of January 20, 2003 between Forrester Research, Inc., Whitcomb Acquisition Corp. and Giga Information Group, Inc.
3.1(2)	Restated Certificate of Incorporation of Forrester Research, Inc.
3.2(3)	Certificate of Amendment of the Certificate of Incorporation of Forrester Research, Inc.
3.3(4)	Bylaws of Forrester Research, Inc., as amended
4(2)	Specimen Certificate for Shares of Common Stock, $.01 par value, of Forrester Research, Inc.
10.1+(16)	Registration Rights and Non-Competition Agreement
10.2+(5)	1996 Amended and Restated Equity Incentive Plan, as amended
10.3+(15)	Amended and Restated Employee Stock Purchase Plan
10.4+(6)	1996 Amended and Restated Stock Option Plan for Non-Employee Directors
10.5+(7)	2006 Equity Incentive Plan
10.6+(19)	Stock Option Plan for Directors, as amended
10.7+(8)	Form of Stock Option Certificate (1996 Amended and Restated Equity Incentive Plan)
10.8+(9)	Form of Performance-Based Option Certificate (1996 Amended and Restated Equity Incentive Plan)
10.9+(10)	Form of Director's Option Certificate (1996 Amended and Restated Stock Option Plan for Non-Employee Directors)
10.10+(11)	Form of Incentive Stock Option Certificate (2006 Equity Incentive Plan)
10.11+(11)	Form of Non-Qualified Stock Option Certificate (2006 Equity Incentive Plan)
10.12+(12)	Form of Performance-Based Option Certificate (2006 Equity Incentive Plan)
10.13+(17)	Form of Restricted Stock Unit Award Agreement (2006 Equity Incentive Plan)
10.14+(12)	Form of Director's Option Certificate (2006 Stock Option Plan for Directors)
10.15+(13)	Description of Matrix Bonus Plan
10.16+(18)	Executive Cash Incentive Plan
10.17+(12)	Employment Offer Letter from Company to Michael A. Doyle dated July 24, 2007
10.18+(14)	Employment Agreement between Forrester Research B.V. and Dennis Van Lingen dated as of June 20, 2000, and Addendum thereto dated May 21, 2001
10.19+(22)	Employee Retention Plan
10.20+(23)	Amendment to Employee Retention Plan
10.21(20)	Lease of Premises at Cambridge Discovery Park, Cambridge, Massachusetts dated as of September 29, 2009 from BHX, LLC, as Trustee of Acorn Park I Realty Trust to the Company
10.22(21)	First Amendment of Lease dated as of December 21, 2009 by 200 Discovery Park, LLC, successor to BHX, LLC, as Trustee of Acorn Park I Realty Trust, and the Company
10.22(20)	Agreement Regarding Project Rights dated as of September 29, 2009, by BHX, LLC, a Massachusetts limited liability company, as Trustee of Acorn Park I Realty Trust, a Massachusetts nominee trust, and the Company
10.24(15)	Second Amendment of Lease dated as of February 8, 2012 by 200 Discovery Park, LLC and the Company
21(15)	Subsidiaries of the Registrant
23.1(15)	Consent of PricewaterhouseCoopers LLP
23.2(15)	Consent of BDO USA, LLP

Exhibit No.	Description
31.1(15)	Certification of the Principal Executive Officer
31.2(15)	Certification of the Principal Financial Officer
32.1(15)	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2(15)	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document. (furnished herewith)
101.SCH*	XBRL Taxonomy Extension Schema. (furnished herewith)
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase. (furnished herewith)
101.LAB*	XBRL Taxonomy Extension Label Linkbase. (furnished herewith)
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase. (furnished herewith)
101.DEF*	XBRL Taxonomy Extension Definition Linkbase. (furnished herewith)

+ Denotes management contract or compensation arrangements.

* Pursuant to Rule 406T of Regulation S-T, these interactive date files shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

(1) Filed as an Exhibit to Forrester's Current Report on Form 8-K filed on January 22, 2003 (File No. 000-21433) and incorporated herein by reference.

(2) Filed as an Exhibit to Forrester's Registration Statement on Form S-1A filed on November 5, 1996 (File No. 333-12761) and incorporated by reference herein.

(3) Filed as an Exhibit to Forrester's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-21433) and incorporated by reference herein.

(4) Filed as an Exhibit to Forrester's Current Report on Form 8-K filed on February 4, 2010 (File No. 000-21433) and incorporated herein by reference.

(5) Filed as an Exhibit to Forrester's Annual Report on 10-K for the year ended December 31, 2004 (File No. 000-21433) and incorporated herein by reference.

(6) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002 (File No. 000-21433) and incorporated herein by reference.

(7) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and incorporated herein by reference.

(8) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 000-21433) and incorporated herein by reference.

(9) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (File No. 000-21433) and incorporated herein by reference.

(10) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (File No. 000-21433) and incorporated herein by reference.

(11) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (File No. 000-21433) and incorporated herein by reference.

(12) Filed as an Exhibit to Forrester's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 000-21433) and incorporated herein by reference.

(13) Included in Forrester's Current Report on Form 8-K filed on January 24, 2007 (File No. 000-21433) and incorporated herein by reference.

(14) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (File No. 000-21433) and incorporated herein by reference.

(15) Filed herewith.

(16) Filed as an Exhibit to Forrester's Registration Statement on Form S-1 filed on September 26, 1996 (File No. 333-12761) and incorporated herein by reference.

(17) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (File No. 000-21433) and incorporated herein by reference.

(18) Filed as an Exhibit to Forrester's Current Report on Form 8-K filed on February 17, 2010 (File No. 000-21433) and incorporated herein by reference.

(19) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (File No 000-21433) and incorporated herein by reference.

(20) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (File No. 000-21433) and incorporated herein by reference.

(21) Filed as an Exhibit to Forrester's Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 000-21433) and incorporated herein by reference.

(22) Filed as an Exhibit to Forrester's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 000-21433) and incorporated herein by reference.

(23) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 000-21433) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORRESTER RESEARCH, INC.

By: /s/ GEORGE F. COLONY
George F. Colony
Chairman of the Board and Chief Executive Officer

Date: March 9, 2012

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Capacity In Which Signed	Date
/s/ GEORGE F. COLONY George F. Colony	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 9, 2012
/s/ MICHAEL A. DOYLE Michael A. Doyle	Chief Financial Officer (Principal Financial Officer)	March 9, 2012
/s/ CHARLES B. RUTSTEIN Charles B. Rutstein	Chief Operating Officer and Member of the Board of Directors	March 9, 2012
/s/ SCOTT R. CHOUINARD Scott R. Chouinard	Chief Accounting Officer (Principal Accounting Officer)	March 9, 2012
/s/ HENK W. BROEDERS Henk W. Broeders	Member of the Board of Directors	March 9, 2012
/s/ ROBERT M. GALFORD Robert M. Galford	Member of the Board of Directors	March 9, 2012
/s/ GEORGE R. HORNIG George R. Hornig	Member of the Board of Directors	March 9, 2012
/s/ GRETCHEN TEICHGRAEBER Gretchen Teichgraeber	Member of the Board of Directors	March 9, 2012
/s/ MICHAEL H. WELLES Michael H. Welles	Member of the Board of Directors	March 9, 2012

Notice Of 2012 Annual Meeting Of Stockholders And Proxy Statement

Forrester Research, Inc.
60 Acorn Park Drive
Cambridge, Massachusetts 02140

George F. Colony
Chairman of the Board
and Chief Executive Officer

March 23, 2012

To Our Stockholders:

You are cordially invited to attend the 2012 Annual Meeting of Stockholders of Forrester Research, Inc., which will be held on Tuesday, May 8, 2012, at the offices of the Company, 60 Acorn Park Drive, Cambridge, Massachusetts at 10:00 a.m. (local time).

On the following pages, you will find the formal notice of the Annual Meeting and our proxy statement. At the Annual Meeting you are being asked to elect two Class III Directors, to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012, to approve by non-binding vote our executive compensation, and to approve an amendment of our 2006 Equity Incentive Plan.

We hope that many of you will be able to attend in person. I look forward to seeing you there.

Sincerely yours,



George F. Colony
Chairman of the Board
and Chief Executive Officer

Forrester Research, Inc.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
May 8, 2012

Notice is hereby given that the 2012 Annual Meeting of Stockholders of Forrester Research, Inc. will be held at the offices of the Company, 60 Acorn Park Drive, Cambridge, Massachusetts at 10:00 a.m. (local time) on Tuesday, May 8, 2012 for the following purposes:

1. To elect the two Class III directors named in the accompanying proxy statement to serve until the 2015 Annual Meeting of Stockholders;
2. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm;
3. To approve by non-binding vote our executive compensation; and
4. To approve an amendment of our 2006 Equity Incentive Plan and related items.

The foregoing items of business are more fully described in the proxy statement accompanying this notice.

Stockholders of record at the close of business on March 22, 2012 are entitled to notice of and to vote at the meeting. A list of stockholders entitled to vote at the meeting will be open to examination by stockholders at the meeting and during normal business hours from April 27, 2012 to the date of the meeting at our offices, located at 60 Acorn Park Drive, Cambridge, Massachusetts 02140.

If you are unable to be present personally, please vote your shares as provided in this proxy statement.

By Order of the Board of Directors

GAIL S. MANN
Secretary

Cambridge, Massachusetts
March 23, 2012

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING. PLEASE VOTE YOUR SHARES OVER THE INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH ON THE PROXY CARD, OR COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON.

FORRESTER RESEARCH, INC.

Annual Meeting of Stockholders
May 8, 2012
PROXY STATEMENT

The Board of Directors of Forrester Research, Inc., a Delaware corporation, is soliciting proxies from our stockholders. The proxy will be used at our 2012 Annual Meeting of Stockholders and at any adjournments thereof. You are invited to attend the meeting to be held at 10:00 a.m. (local time) on Tuesday, May 8, 2012 at the offices of the Company, 60 Acorn Park Drive, Cambridge, Massachusetts. This proxy statement was first made available to stockholders on or about March 26, 2012.

This proxy statement contains important information regarding our annual meeting. Specifically, it identifies the proposals upon which you are being asked to vote, provides information that you may find useful in determining how to vote and describes voting procedures.

We use several abbreviations in this proxy statement. We call our Board of Directors the "Board" and refer to our fiscal year which began on January 1, 2011 and ended on December 31, 2011 as "fiscal 2011." We also refer to ourselves as "Forrester" or the "Company."

Who May Attend and Vote?

Stockholders who owned our common stock at the close of business on March 22, 2012 are entitled to notice of and to vote at the annual meeting. We refer to this date in this proxy statement as the "record date." As of the record date, we had 22,667,640 shares of common stock issued and outstanding. Each share of common stock is entitled to one vote on each matter to come before the meeting.

How Do I Vote?

If you are a stockholder of record of our common stock:

1. *You may vote over the internet.* If you have internet access, you may vote your shares from any location in the world by following the Vote by Internet instructions on the enclosed proxy card.
2. *You may vote by telephone.* You may vote your shares by following the "Vote by Telephone" instructions on the enclosed proxy card.
3. *You may vote by mail.* If you choose to vote by mail, simply mark your proxy card, date and sign it, and return it in the postage-paid envelope provided.
4. *You may vote in person.* If you attend the meeting, you may deliver your completed proxy card in person or fill out and return a ballot that will be supplied to you at the meeting.

By voting over the internet or by telephone, or by signing and returning the proxy card according to the enclosed instructions, you are enabling the individuals named on the proxy card (known as "proxies") to vote your shares at the meeting in the manner you indicate. We encourage you to vote in advance even if you plan to attend the meeting. In this way, your shares will be voted even if you are unable to attend the meeting. Your shares will be voted in accordance with your instructions. If a proxy card is signed and received by our Secretary, but no instructions are indicated, then the proxy will be voted "FOR" the election of the nominees for directors, "FOR" ratifying the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal 2012, "FOR" approval of the non-binding vote on our executive compensation, and "FOR" approving the amendment of our 2006 Equity Incentive Plan and related items.

How Do I Vote if My Shares are Held in Street Name?

If you hold shares in "street name" (that is, through a bank, broker, or other nominee), the bank, broker, or other nominee, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions your brokerage firm provides you. Many brokers also offer the option of voting over the internet or by telephone, instructions for which would be provided by your brokerage firm on your voting instruction form. Please follow the instructions on that form to make sure your shares are properly voted. If you hold shares in "street name" and would like to attend the annual meeting and vote in person, you will need to bring an account statement or other acceptable evidence of ownership of our common stock. In addition, if you wish to vote your shares in person, you must contact the person in whose name your shares are registered and obtain a proxy card from that person and bring it to the annual meeting.

What Does the Board of Directors Recommend?

The Board recommends that you vote FOR the election of nominees for Class III directors identified in Proposal One, FOR ratifying the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm as described in Proposal Two, FOR approval by non-binding vote of our executive compensation as provided in Proposal Three, and FOR approval of the amendment of our 2006 Equity Incentive Plan and related items.

If you are a record holder and submit the proxy card but do not indicate your voting instructions, the persons named as proxies on your proxy card will vote in accordance with the recommendations of the Board of Directors. If you hold your shares in "street name", and you do not indicate how you wish to have your shares voted, your nominee has discretion to instruct the proxies to vote on Proposal Two but does not have the authority, without your specific instructions, to vote on the election of directors or on Proposals Three or Four, and those votes will be counted as "broker non-votes".

What Vote is Required for Each Proposal?

A majority of the shares entitled to vote on a particular matter, present in person or represented by proxy, constitutes a quorum as to any proposal. The nominees for election of the Class III directors at the meeting (Proposal One) who receive the greatest number of votes properly cast for the election of directors will be elected. As a result, shares that withhold authority as to the nominees recommended by the Board will have no effect on the outcome. The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and voting is required to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm (Proposal Two), to approve the non-binding vote on our executive compensation (Proposal Three), and to approve the amendment to our 2006 Equity Incentive Plan and related items.

Shares represented by proxies that indicate an abstention or a "broker non-vote" (that is, shares represented at the annual meeting held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter) will be counted as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum, but are not considered to have been voted, and have the practical effect of reducing the number of affirmative votes required to achieve a majority for those matters requiring the affirmative vote of the holders of a majority of the shares present or represented by proxy and voting (Proposals Two, Three and Four) by reducing the total number of shares from which the majority is calculated. However, because directors are elected by a plurality vote, abstentions and broker non-votes will have no effect on the outcome on Proposal One.

May I Change or Revoke My Vote After I Return My Proxy Card or After I Have Voted My Shares over the Internet or by Telephone?

Yes. If you are a stockholder of record, you may change or revoke a proxy any time before it is voted by:

- returning to us a newly signed proxy bearing a later date;
- delivering a written instrument to our Secretary revoking the proxy; or
- attending the annual meeting and voting in person.

If you hold shares in "street name", you should follow the procedure in the instructions that your nominee has provided to you.

Who Will Bear the Cost of Proxy Solicitation?

We will bear the expense of soliciting proxies. Our officers and regular employees (who will receive no compensation in addition to their regular salaries) may solicit proxies. In addition to soliciting proxies through the mail, our officers and regular employees may solicit proxies personally, as well as by mail, telephone, and telegram from brokerage houses and other stockholders. We will reimburse brokers and other persons for reasonable charges and expenses incurred in forwarding soliciting materials to their clients.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting To Be Held on May 8, 2012

This proxy statement and our Annual Report to Stockholders are available on-line at www.edocumentview.com/forr. These materials will be mailed to stockholders who request them.

How Can I Obtain an Annual Report on Form 10-K?

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 is available on our website at www.forrester.com. If you would like a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, we will send you one without charge. Please contact Investor Relations, Forrester Research, Inc., 60 Acorn Park Drive, Cambridge, MA 02140, Tel: (617) 613-6000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and notes provide information about the beneficial ownership of our outstanding common stock as of February 17, 2012 (except as otherwise noted) by:

(i) each person who we know beneficially owns more than 5% of our common stock;

(ii) each of the executive officers named below in the Summary Compensation Table;

(iii) each member of our Board of Directors; and

(iv) our directors and executive officers as a group.

Except as otherwise indicated, each of the stockholders named in the table below has sole voting and investment power with respect to the shares of our common stock beneficially owned. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the shares. Shares subject to exercisable options include options that are currently exercisable or exercisable within 60 days of February 17, 2012 and shares underlying restricted stock units scheduled to vest within 60 days of February 17, 2012.

	Common Stock Beneficially Owned		
Name of Beneficial Owner	Shares Beneficially Owned	Shares Subject to Exercisable Options and vesting restricted stock units	Percentage of Outstanding Shares
George F. Colony, c/o Forrester Research, Inc. 60 Acorn Park Drive, Cambridge, MA 02140(1)	7,934,198	—	34.8%
M.A.M. Investments Limited Orion House, 5 Upper Street Martin's Lane London WC2H 9EA, United Kingdom(2)	1,169,086		5.16%
Neuberger Berman Group LLC 605 Third Avenue New York, N.Y. 10158(3)	2,318,610	—	10.226%
Henk Broeders	—	43,625	*
Robert Galford(4)	17,319	43,625	*
George Hornig	—	6,125	*
Gretchen Teichgraeber	3,500	18,625	*
Michael Welles	9,216	68,625	*
Michael Doyle	2,362	58,333	*
Gregory Nelson	—	35,625	*
Charles Rutstein	760	120,250	*
Dennis Van Lingen	—	81,041	*
Directors and executive officers as a group (16 persons)(1)(4)	8,549,149	579,079	36.6%

(1) Includes 1,580 shares held by Mr. Colony's wife as to which Mr. Colony disclaims beneficial ownership.

(2) Beneficial ownership as of December 31, 2011, as reported in a Schedule 13G filed with the Securities and Exchange Commission on February 9, 2012, stating that M.A.M. Investments Ltd., Marathon Asset Management (Services) Ltd., Marathon Asset Management LLP, Williams James Arah, Jeremy John Hosking, and Neil Mark Ostrer have sole voting power with respect to 879,592 shares and sole dispositive power with respect to 1,169,086 shares.

(3) Beneficial ownership as of January 31, 2012, as reported in a Schedule 13G/A filed with the Securities and Exchange Commission on February 10, 2012. The shares being reported upon may be deemed to be beneficially owned by the reporting person because certain affiliated persons have shared power to retain, dispose of, and vote the securities. The holdings of certain subsidiaries and affiliates of the reporting person are aggregated to comprise the total holdings reported. The reporting person has shared voting power with respect to 2,075,985 shares and shared dispositive power with respect to 2,318,610 shares.

(4) Includes 2,622 shares held in trust for Mr. Galford's adult children, as to which Mr. Galford disclaims beneficial ownership.

* Less than 1%

PROPOSAL ONE:

ELECTION OF DIRECTORS

Our Board of Directors is divided into three classes. The members of each class are elected to serve a three-year term with the term of office of each class ending in successive years. Robert M. Galford and Gretchen G. Teichgraeber are the Class III directors whose terms expire at this annual meeting. The Board of Directors has nominated them to serve as Class III directors until the 2015 annual meeting.

The proxies intend to vote each share for which a proper proxy card has been returned or voting instructions received and not revoked in favor of the Class III directors named above. If you wish to withhold the authority to vote for the election of any of the nominees, your voting instructions must so indicate or your returned proxy card must be marked to that effect.

It is expected that Mr. Galford and Ms. Teichgraeber will be able to serve, but if either of them is unable to serve, the proxies reserve discretion to vote, or refrain from voting, for a substitute nominee or nominees.

The following section provides information about each nominee, including information provided by each nominee and sitting director about his or her principal occupation and business experience for the past five years and the names of other publicly-traded companies, if any, for which he or she currently serves as a director or has served as a director during the past five years. In addition to the information presented with respect to each nominee's and each sitting director's experience, qualifications and skills that led our Board to conclude that he or she should serve as a director, we also believe that all of our directors, including the two nominees for election at the 2012 annual meeting of stockholders, has demonstrated business acumen and a significant commitment to our company, and has a reputation for integrity and adherence to high ethical standards.

NOMINEES FOR CLASS III DIRECTORS — TERM EXPIRING 2015

Robert M. Galford, age 59, a Class III director, became a director of Forrester in November 1996. Since November 2007, Mr. Galford has been the managing partner of the Center for Leading Organizations, an organizational development firm he founded in Concord, Massachusetts. From 2001 to 2007, Mr. Galford was a managing partner of the Center for Executive Development, an executive education provider in Boston, Massachusetts. We believe Mr. Galford's qualifications to serve on our Board of Directors include his many years of organizational development and executive education experience, along with his more recent corporate governance experience as an instructor for the National Association of Corporate Directors.

Gretchen G. Teichgraeber, age 58, a Class III director, became a director of Forrester in December 2005. Ms. Teichgraeber is the chief executive officer of Leadership Directories, Inc., a premier information services company that publishes biographical and contact data on leaders in the private and public sectors. Previously, Ms. Teichgraeber was an independent consultant to digital media companies and various non-profit organizations from 2007 to 2009. From 2000 to 2007, Ms. Teichgraeber was the chief executive officer of Scientific American, Inc., publisher of the science and technology magazine, Scientific American. Prior to joining Scientific American, Ms. Teichgraeber served as general manager, publishing, and vice president, marketing and information services at CMP Media, Inc., a leading provider of technology news and information. We believe Ms. Teichgraeber's qualifications to serve on our Board of Directors include her significant general management and marketing experience in the publishing and information services business, including on-line and print media, as well as the gender diversity she brings to our Board of Directors.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THE NOMINEES NAMED ABOVE.

CLASS II DIRECTORS CONTINUING IN OFFICE UNTIL 2013

Henk W. Broeders, age 59, a Class II director, became a director of Forrester in May 1998. Since October 2003, Mr. Broeders has been a member of the Executive Committee of Cap Gemini S.A., a global management consulting firm headquartered in Paris, France operating under the name CapGemini. From 1998 to 2003, Mr. Broeders served as Chairman of the Executive Board of Cap Gemini N.V., a subsidiary of Cap Gemini S.A. located in the Netherlands. We believe Mr. Broeders' qualifications to serve on our Board of Directors include his many years of operational and management experience in the management consulting business, along with his experience with and perspective on European business as a Dutch national working for a firm headquartered in France.

George R. Hornig, age 57, a Class II director, became a director of Forrester in November 1996. Mr. Hornig is the Senior Managing Director and Chief Operating Officer of PineBridge Investments, an independent investment advisor. From 2006 until November 2010, Mr. Hornig was Managing Director and Co-Chief Operating Officer of Asset Management and the head of Asset Management Americas at Credit Suisse, a global financial services firm, and from 1999-2006, he was the Managing Director and Chief Operating Officer of Alternative Investments at Credit Suisse. We believe Mr. Hornig's qualifications to serve on our Board of Directors include his three decades of finance and management experience in the investment banking and private equity business.

CLASS I DIRECTORS CONTINUING IN OFFICE UNTIL 2014

George F. Colony, age 58, a Class I director, is the founder of Forrester and since 1983, he has served as Chairman of the Board and Chief Executive Officer. He also has served as Forrester's President since September 2001, and he previously was Forrester's President from 1983 to 2000. We believe Mr. Colony's qualifications to serve on our Board of Directors and as its Chairman include his almost thirty years of experience in the research industry, including 27 years as our chief executive officer, and his significant ownership stake in the Company.

Charles B. Rutstein, age 39, became a Class I director of Forrester in May 2011. Mr. Rutstein has served as Forrester's Chief Operating Officer since January 2007. Mr. Rutstein joined Forrester in 1999. In 2006, Mr. Rutstein served as President, Forrester Americas. In 2005, he served as our Vice President, Community and previously was our Vice President of Consulting from 2003 to 2005. Prior to 2003, Mr. Rutstein held various leadership positions in our research organization. Before joining Forrester, Mr. Rutstein served as a principal consultant with Price Waterhouse Management Consulting Services. We believe Mr. Rutstein's qualifications to serve on our Board include his extensive experience in all aspects of our business and his demonstrated commitment to Forrester.

Michael H. Welles, age 57, a Class I director, became a director of Forrester in November 1996. Mr. Welles is chief operating officer, a founder, and director of S2 Security Corporation, an IP-based facility security systems company. Previously, he served as vice president and general manager of the platforms business with NMS Communications, an OEM infrastructure supplier to the telecom industry from 2000 to 2002. We believe Mr. Welles' qualifications to serve on our Board of Directors include his considerable knowledge of the information technology industry, his experience as the chief operating officer of a company he co-founded, and his many years of general management experience in global technology companies.

Corporate Governance

We believe that good corporate governance is important to ensure that Forrester is managed for the long-term benefit of its stockholders. Based on our continuing review of the provisions of the Sarbanes-Oxley Act of

2002, rules of the Securities and Exchange Commission and the listing standards of The NASDAQ Stock Market, our Board of Directors has adopted Corporate Governance Guidelines, an amended and restated charter for the Audit Committee of the Board of Directors, and a charter for the Compensation and Nominating Committee of the Board.

Our Corporate Governance Guidelines include stock retention guidelines applicable to executive officers and directors. The guidelines require executive officers and directors of the Company to retain at least 50% of the net shares of Forrester common stock delivered to them upon the exercise or vesting of stock-based awards granted on and after January 1, 2010. Net shares are the number of shares remaining after shares are sold or netted to pay the exercise price of stock-based awards and applicable withholding taxes. For directors, the applicable withholding tax is presumed to be the minimum withholding tax applicable to an employee. These guidelines may be waived, at the discretion of the Compensation and Nominating Committee of the Board of Directors, if compliance with the guidelines would create severe hardship or prevent an executive officer or director from complying with a court order.

We also have a written code of business conduct and ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions. You can access our Code of Business Conduct and Ethics, Corporate Governance Guidelines and our current committee charters on our website, at www.forrester.com/aboutus.

Information With Respect to Board of Directors

Board Meetings and Committees

Our Board of Directors has determined that each of the current directors, with the exception of Mr. Colony, our Chairman and Chief Executive Officer, and Mr. Rutstein, our Chief Operating Officer, is independent under applicable NASDAQ standards as currently in effect.

Our Board of Directors held seven meetings during fiscal 2011. Each director attended at least 75 percent of the aggregate of the meetings of the Board of Directors and of each committee of which he or she is a member. Forrester does not require directors to attend the annual meeting of stockholders. Mr. Colony, who presided at the meeting, Charles Rutstein, and Robert Galford, the Chairman of our Compensation and Nominating Committee, attended the 2011 annual meeting of stockholders. Historically, very few stockholders have attended our annual meeting and we have not found it to be a particularly useful forum for communicating with our stockholders. The Board of Directors currently has two standing committees, the Audit Committee and the Compensation and Nominating Committee, whose members consist solely of independent directors.

Our Audit Committee consists of three members: George R. Hornig, Chairman, Henk W. Broeders, and Michael H. Welles, each of whom, in addition to satisfying the NASDAQ independence standards, also satisfies the Sarbanes-Oxley independence requirements for audit committee membership. In addition, the Board has determined that Mr. Hornig is an "audit committee financial expert" under applicable rules of the Securities and Exchange Commission, and all of the members of the Audit Committee satisfy the financial literacy standards of NASDAQ. The Audit Committee held five meetings during fiscal 2011. The responsibilities of our Audit Committee and its activities during fiscal 2011 are described in the committee's amended and restated charter, which is available on our website at www.forrester.com/Investor/aboutus. The charter will also be made available without charge to any stockholder who requests it by writing to Forrester Research, Inc., Attn: Chief Legal Officer, 60 Acorn Park Drive, Cambridge, MA 02140.

Our Compensation and Nominating Committee consists of three members: Robert M. Galford, Chairman, Gretchen G. Teichgraeber, and Michael H. Welles. The Compensation and Nominating Committee held 12 meetings during fiscal 2011. The Compensation and Nominating Committee has authority, as specified in the committee's charter, to, among other things, evaluate and approve the compensation of our Chief Executive Officer, review and approve the compensation of our other executive officers, administer our stock plans, and oversee the development of executive succession plans for the CEO and other executive officers. The committee also has the authority to identify and recommend to the Board qualified candidates for director. The Compensation and Nominating Committee charter is available on our website at www.forrester.com/aboutus. The charter will also be made available without charge to any stockholder who requests it by writing to Forrester Research, Inc., Attn: Chief Legal Officer, 60 Acorn Park Drive, Cambridge, MA 02140.

Compensation Committee Interlocks and Insider Participation

No person who served during the past fiscal year as a member of our Compensation and Nominating Committee is or was an officer or employee of Forrester, or had any relationship with Forrester requiring disclosure in this proxy statement. During the past fiscal year, none of our executive officers served as a member of the board of directors of another entity, any of whose executive officers served as one of our directors.

Board Leadership Structure

At the present time, Mr. Colony serves as both Chairman of the Board and Chief Executive Officer. Mr. Colony is a significant stakeholder in Forrester, beneficially owning approximately 35% of our outstanding common stock. As such, we believe it is appropriate that he set the agenda for the Board of Directors in addition to serving as the Chief Executive Officer. We also do not believe that the size of the Company warrants the division of these responsibilities. We do not have a single lead director because our Board of Directors is small enough that the independent directors work effectively together as a group and the presiding director at meetings of the independent directors rotates among the chairmen of the committees.

The Board's Role in Risk Oversight; Risk Considerations in our Compensation Programs

The Board's role in the Company's risk oversight process includes receiving regular reports from members of management on areas of material risk to the Company, including financial, strategic, operational, legal and regulatory risks. The full Board (or the appropriate Committee in the case of risks that are under the purview of a particular Committee) receives these reports from the appropriate manager within the Company. When a committee receives such a report, the Chairman of the relevant Committee reports on the discussion to the full Board during the Committee reports portion of the next Board meeting, enabling the full Board to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Our Compensation and Nominating Committee does not believe that our compensation programs encourage excessive or inappropriate risk taking. We structure our pay programs to consist of both fixed and variable compensation, with the fixed base salary portion providing steady income regardless of our stock price performance. The variable components, consisting of cash bonus and stock-based awards, are designed to reward both short and long-term performance. Targets under our bonus plans are a function of bookings and profit (described in greater detail in the Compensation, Discussion and Analysis below), important financial metrics for our business. For long-term performance, we generally award a combination of time-based stock options and performance-based restricted stock units generally vesting over three to four years. We believe that the variable elements of compensation are a sufficient percentage of overall compensation to motivate executives to produce excellent short and long-term results for the Company, while fixed base salary is also sufficiently high such that the executives are not encouraged to take unnecessary or excessive risks. In addition, our bonus plan funding metrics apply company-wide, regardless of function or client group, which we believe encourages relatively consistent behavior across the organization. While sales commissions are not capped, we cap our bonus at 2.4 times target company performance (up to 1.6 times for actual company performance and up to 1.5 times the result to account for extraordinary individual and/or team performance). Therefore, even if Company performance dramatically exceeds target performance, bonus payouts are limited. Conversely, we have a minimum threshold on Company performance under our bonus plan approved by the Compensation and Nominating Committee so that the bonus plan is not funded at performance below a certain level.

Director Candidates

As noted above, the Compensation and Nominating Committee has responsibility for recommending nominees for election as directors of Forrester. Our stockholders may recommend individuals for this committee to consider as potential director candidates by submitting their names and background to the "Forrester Research Compensation and Nominating Committee", c/o Chief Legal Officer and Secretary, 60 Acorn Park Drive, Cambridge, MA 02140. The Compensation and Nominating Committee will consider a recommended candidate for the next annual meeting of stockholders only if biographical information and background material are provided no later than the date specified below under "Stockholder Proposals" for receipt of director nominations.

The process that the Compensation and Nominating Committee will follow to identify and evaluate candidates includes requests to Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by members of the Compensation and Nominating Committee. Assuming that biographical and background material is provided for candidates recommended by the stockholders, the Compensation and Nominating Committee will evaluate those candidates by following substantially the same process, and applying substantially the same criteria, as for candidates submitted by Board members.

In considering whether to recommend any candidate for inclusion in the Board's slate of recommended director nominees, including candidates recommended by stockholders, the Compensation and Nominating Committee will apply the criteria set forth in the committee's charter and in the Corporate Governance Guidelines. These criteria include, among others, the candidate's integrity, age, experience, commitment, diligence, conflicts of interest and the ability to act in the interests of all stockholders. Although the Compensation and Nominating Committee considers as one of many factors in the director identification and nomination process diversity of race, gender and ethnicity, as well as geography and business experience, it has no specific diversity policy. The Compensation and Nominating Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. We believe that the backgrounds and qualifications of the directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.

In addition, our by-laws permit stockholders to nominate directors for election at an annual meeting of stockholders, other than as part of the Board's slate. To nominate a director, in addition to providing certain information about the nominee and the nominating stockholder, the stockholder must give timely notice to Forrester, which, in general, requires that the notice be received by us no less than 60 nor more than 90 days prior to the applicable annual meeting of stockholders. In accordance with our by-laws, the 2013 Annual Meeting will be held on May 14, 2013.

Communications from Stockholders

The Board will give appropriate attention to communications on issues that are submitted by stockholders, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by committee charters, the Compensation and Nominating Committee, with the assistance of the Chief Legal Officer and Secretary, will be primarily responsible for monitoring communications from stockholders and will provide copies of summaries of such communications to the other directors as deemed appropriate.

Stockholders who wish to send communications on any topic to the Board should address such communications to the Forrester Research Compensation and Nominating Committee, c/o Chief Legal Officer and Secretary, Forrester Research, Inc., 60 Acorn Park Drive, Cambridge, MA 02140.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

We have implemented an executive compensation program that rewards performance. Our executive compensation program is designed to attract, retain and motivate the key individuals who are most capable of contributing to the success of our Company and building long-term value for our stockholders. The elements of our executives' total compensation are base salary, cash incentive awards, equity incentive awards and other employee benefits. We have designed a compensation program that makes a substantial portion of executive pay variable, subject to increase when performance targets are exceeded, and subject to reduction when performance targets are not achieved.

2011 Business Results

In 2011, the Company's revenue grew by 13.1% percent to $283.6 million, and basic earnings per share, at $1.02, were 12% higher than in 2010. However, while we had strong operating results in 2011, the Company did not achieve the targets set early in the year under the Company's executive cash incentive plan, as discussed below.

Compensation for Performance

A significant portion of the total compensation of our executive officers is linked to our performance, both through short-term cash incentive compensation and long-term equity incentive compensation. We believe this aligns our executives' incentives with our objective of enhancing stockholder value over the longer term.

Cash Compensation. A significant portion of current cash compensation to our executive officers is made through our 2011 Executive Cash Incentive Plan. As described in more detail below, payments under the plan are based on company financial performance metrics (for 2011, booked sales accounts or "bookings" and adjusted operating profit), subject to adjustment based on performance against pre-established individual and team goals. By design, our plan pays more when we perform well and less, or nothing, when we do not.

Equity Awards. Another key component of compensation for our executive officers consists of long-term equity incentives, both in the form of performance-based restricted stock units (RSUs) and time-based stock options. In 2011, RSUs granted to executive officers included a vesting condition based on year-over-year revenue growth and pro forma operating margin in 2013. Stock options granted to executive officers in 2011 vest over time, with 50% to vest after 21 months and 25% each year thereafter. Consistent with past years, we did not grant equity awards in 2011 to George Colony, our Chairman and Chief Executive Officer, who is the beneficial owner of approximately 35% of our common stock.

Compensation Program Changes in 2011

Say on Pay Stockholder Vote. In 2011, we submitted our executive compensation program to an advisory vote of our stockholders and it received the support of 95% of the total votes cast at our annual meeting. We pay careful attention to any feedback we receive from our stockholders about our executive compensation program, including the say on pay vote. While the Compensation and Nominating Committee (the "Committee") had already approved our executive cash compensation program for 2011 by the time we held our say on pay vote in May 2011, the Committee considered the stockholder advisory vote in granting equity awards to executives in July 2011 and continues to consider stockholder feedback in its subsequent executive compensation decision making. In addition, at our annual meeting a majority of our stockholders supported an annual vote on our executive compensation program and, in response, our Compensation and Nominating Committee determined to hold an annual vote on the matter.

Base Salary and Short-Term Cash Incentive Compensation. Recognizing the continued improvement in our business at the end of 2010 and based on a review of market data and the tenures and experience of our executive officers, the Committee increased the base salaries and target cash incentive bonus amounts of our named executive officers in 2011 by an average of 5.4% over 2010.

Equity Incentives. Compared to 2010, the general framework of equity incentive awards for our executive officers in 2011 remained unchanged, except for the addition of an over-performance threshold applicable to performance-based RSUs awarded in 2011, discussed below. The Committee again granted RSUs that would vest only upon the satisfaction of predetermined performance targets and stock options that would vest over time and have value only if our stock price increased from the price on the date of grant and if the recipient continued to provide service to the Company as an employee through the vesting date.

Compensation Objectives and Strategy

The primary purpose of our executive compensation program is to attract, retain and motivate the key individuals who are most capable of contributing to the success of our Company and building long-term value for our stockholders. Our principal objectives and strategy concerning our executive compensation program are as follows:

- encourage achievement of key Company values — including client service, quality, collaboration, courage and integrity — that we believe are critical to our continued growth;
- base cash compensation on individual achievement and responsibility, teamwork, and our short-term financial performance;
- align employees' incentives with our objective of enhancing stockholder value over the longer term through long-term incentives, principally in the form of stock options vesting over time and restricted stock units (RSUs) subject to performance conditions;
- design total compensation packages that will attract, retain, and motivate key employees who are critical to the long-term success of our Company; and
- emphasize individual excellence and encourage employees at all levels, as well as executive officers, to take initiative and lead individual projects that enhance our performance.

These objectives and strategy are reviewed each year by the Compensation and Nominating Committee of our Board of Directors, which we refer to as the "Committee." The Committee oversees our executive compensation program. In furtherance of these objectives, the Committee takes the following actions each year:

- reviews the performance of George Colony, our Chairman and Chief Executive Officer, including his demonstration of leadership and his overall contribution to the financial performance of the Company;
- reviews the assessment by Mr. Colony and our Chief Operating Officer, Charles Rutstein, of the performance of executive officers reporting to each of them, against their individual and team goals;
- reviews the company-wide financial goals that are used in the calculation of the cash incentive compensation for our executives;
- reviews all components of compensation for each executive officer: base salary, short-term cash incentive compensation, and long-term equity incentive compensation;
- assesses relevant market data; and
- holds executive sessions (without our management present) as appropriate to accomplish the above actions.

Mr. Colony and Mr. Rutstein also play a substantial role in the compensation process for the other executive officers, primarily by recommending annual goals for the executives reporting directly to each of them, evaluating their performance against those goals, and providing recommendations on their compensation to the Committee.

Although it has the authority to do so, the Committee did not engage an independent compensation consultant in 2011 because the members were comfortable relying on their independent review of the market data, surveys and other supporting information provided by management, taking into account that the Company does not offer special perquisites, deferred compensation plans, or other special executive compensation arrangements. The Committee believes it is adequately experienced to address relevant issues and discharge its responsibilities consistent with the Company's compensation objectives and philosophy.

The Committee has not historically used formal benchmarking data to establish compensation levels, but has relied instead on relevant market data and surveys to design compensation packages that it believes are competitive with other similarly situated companies or those with whom we compete for talent. While compensation surveys provide useful data for comparative purposes, the Committee believes that successful compensation programs also require the application of sound judgment and subjective determinations of individual and Company performance.

The Committee believes it is helpful to utilize data compiled from a wide array of companies and believes it important to consider comparative data from companies of comparable size and revenue, operating within a comparable industry, and located or operating within our principal geographic markets. In setting executive compensation for 2011, the Committee primarily considered data from the Radford Global High Technology Survey and Kenexa's IPAS Global High Technology Survey, which included companies with annual revenues from $250 million to $500 million. For each of the Company's executive officers, the data the Committee reviewed included comparative market percentiles for each element of executive compensation.

Elements of Compensation

Compensation for our named executive officers consists of the following principal components:

- base salary;
- short-term cash incentive compensation;
- long-term equity incentive compensation, in the form of stock options and RSUs; and
- other benefits available generally to all full-time employees.

We do not have an express policy for weighting different elements of compensation or for allocating between long-term and short-term compensation, but we do attempt to maintain compensation packages that will advance our overall compensation objectives. In reviewing and setting the compensation of each executive, we consider the individual's position with the Company and his or her ability to contribute to achievement of strategic and financial objectives.

In 2011, as illustrated in our Summary Compensation Table below, base salaries for our named executive officers other than Mr. Colony represented an average of approximately 47.2% of total compensation for these individuals, while the base salary for Mr. Colony represented approximately 78.8% of his total compensation. Because of Mr. Colony's significant ownership of our common stock, the Committee generally does not grant stock options or RSUs to him, resulting in a higher ratio of base salary to total compensation than that of the other named executive officers.

Base Salary. The Committee approves the base salaries of our named executive officers annually by evaluating the responsibilities of their position, the experience and performance of the individual, and as necessary or appropriate, survey and market data. The base salary of a named executive officer is also considered together with the other components of his or her compensation to ensure that both the executive's total cash compensation opportunity (or "on-target earnings") and the allocation between base salary and variable compensation for the executive are in line with our overall compensation philosophy and business strategy.

Our goal is to pay base salaries to our named executive officers that are competitive with the base salaries of companies that are similarly situated or with which we compete to attract and retain executives, while taking into account total on-target earnings, and remaining consistent with our overall compensation objectives with respect to variable compensation. In 2011, the Committee increased the base salaries of the named executive officers by an average of approximately 5.4% over 2010, reflecting the Committee's consideration of market data and the respective tenures and experience of our named executive officers.

Short-Term Cash Incentive Compensation. A significant portion of each of our named executive officers' total annual cash compensation is dependent on our achievement of annual financial objectives set forth under our 2011 Executive Cash Incentive Plan. Payouts under the plan are made annually in arrears.

An individual named executive officer's annual bonus payout under the 2011 Executive Cash Incentive Plan is based on the following factors, which are discussed in more detail below:

- the named executive officer's target award;
- the Company's financial performance;
- team performance; and
- the named executive officer's individual performance.

Effective January 1, 2011, as part of its executive compensation reviews, the Committee increased target cash incentive bonus amounts for each of the named executive officers by an average of approximately 5.4%, taking into account the same reasons for the associated increases in base salaries discussed above, while maintaining an appropriate allocation between base salaries and variable compensation. After giving effect to these increases, the annual target cash incentive bonus amounts for our named executive officers, other than Gregory Nelson, ranged from approximately 42.9% to 60% of that person's base salary. Mr. Nelson's target cash incentive bonus amount under our 2011 Executive Cash Incentive Plan was $59,360, or 26.7% of his base salary, because as Chief Sales Officer, a significant portion of his target cash incentive bonus amount was tied to sales commissions. Mr. Nelson's 2011 commission-based target cash incentive bonus amount was set at $89,040, or 40% of his base salary.

For purposes of the 2011 Executive Cash Incentive Plan, the financial performance of our Company for 2011 was measured based on booked sales accounts (referred to as "bookings") and adjusted operating profit goals. The Committee selected bookings as one of the metrics because we believe that bookings provide an important measure of our current business activity and estimated future revenues. The Committee selected adjusted operating profit ("operating profit"), meaning the Company's pro forma operating profit assuming cash incentive compensation payouts under the 2011 Executive Cash Incentive Plan and the employee matrix bonus plan at target levels, as the other key metric because we believe operating profit provides a comprehensive measure of our financial performance that takes into account the importance of both revenue growth and expense management. In addition, by linking payouts under the plan to the Company's profitability, we provide our employees with the opportunity to share in our profits while assuring that payouts are only made if we achieve a satisfactory, pre-approved level of profitability, taking into account the nature of our business, planned investments to support growth of the business, and the economic environment. Our pro forma operating profit excludes amortization of acquisition-related intangible assets, duplicate lease costs, reorganization costs, costs or credits associated with acquisition activities, stock-based compensation, and net gains or losses from investments, as well as their related tax effects. The Committee may also adjust the operating profit metric, as it deems appropriate, to include or exclude particular non-recurring items to avoid unanticipated results and to promote, and provide appropriate incentives for, actions and decisions that are in the best interests of the Company and its stockholders.

The 2011 Executive Cash Incentive Plan was structured as follows:

- A matrix for 2011 containing bookings on the x axis and operating profit on the y axis was approved by the Committee under the plan based on the Company's 2011 operating plan approved by the Board of Directors. Minimum bookings and operating profit levels were set taking into account the Company's historical growth levels for bookings and operating profit and planned investments to support growth of the business. Failure of our Company to meet either of these minimum levels would result in each executive officer being ineligible to receive any bonus payout. The minimum, target and maximum levels of bookings and operating profit under the 2011 Executive Cash Incentive Plan approved by the Committee, as adjusted to take into account an acquisition in Asia completed in May 2011, were as follows (all dollars in thousands):

	Bookings	Operating Profit
Minimum:	$248,412	$42,170
Target:	$326,858	$47,920
Maximum:	$375,886	$56,546

- If the Company's target bookings and operating profit were achieved, the 2011 Executive Cash Incentive Plan allowed for the payment of 100% of a named executive officer's target award, subject to adjustment upward or downward for individual and team performance, as described in more detail below. If the bookings and operating profit were above the minimum thresholds but below the target, the bonus payout would be between 10% and 100% of the target award, subject to adjustment upward or downward for individual and team performance.

- If the applicable target bookings and operating profit were exceeded, the plan allowed for the payment of up to 160% of a named executive officer's target award, subject to adjustment upward or downward for individual and team performance.

The Company's actual bookings and operating profit for 2011 were $298.0 million and $43.1 million, respectively, resulting in 40% of each named executive officer's target award being payable before adjustment for individual and team performance (such percentage referred to as the "Company Modifier"). This 40% Company Modifier illustrates the strong pay for performance structure of the compensation awarded to our named executive officers, as our 2011 bookings and operating profit were each below our target levels.

The 2011 Executive Cash Incentive Plan provided that payouts could be increased by as much as an additional 50% or reduced to as little as zero based on individual and team performance. Team performance goals related to the achievement of a specified percentage of the Company's bookings from research (syndicated) products and services and the achievement of a specified percentage of growth in average number of roles per client, taking into account only clients on December 31, 2011 that were also clients on December 31, 2010. The Company's primary reason for focusing on syndicated bookings is that the Company's syndicated products and services generally are renewable and more profitable than its non-syndicated advisory services, and the Company's primary reason for focusing on roles per client is to create incentives for and track progress in moving to a role-based sales and service model that focuses appropriate attention on serving leaders in multiple key roles across our client base.

In 2010, solely with respect to Mr. Colony, 25% of his annual payout was subject to modification based on performance against the syndicated bookings team goal, 25% of the annual payout was subject to modification based on performance against the roles per client team goal, and the remaining 50% of his payout was subject to modification based on performance against individual goals, while the applicable percentages for the other named executive officers were 15%, 15% and 70%, respectively. In 2011, the Committee determined that it was appropriate to better align Mr. Colony's goals with those of his direct reports and the other named executive officers. Accordingly, with respect to each named executive officer in 2011, 15% of the annual payout was subject to modification based on performance against the syndicated bookings team goal, 15% of the annual payout was subject to modification based on performance against the roles per client team goal, and the remaining 70% of the payout was subject to modification based on performance against individual goals. In the event that our Company's total 2011 bookings were lower than the target level of Company-wide bookings under our 2011 Executive Cash Incentive Plan, the portion of the named executive officers' annual payout subject to modification based on the percentage of syndicated bookings could not be adjusted upward, irrespective of our actual syndicated bookings percentage. The minimum, target, and maximum syndicated bookings and roles per client percentages, the actual syndicated bookings and roles per client percentages, and the associated team goal modifiers for the named executive officers in 2011, were as follows:

Syndicated Bookings Team Goal	
Minimum Syndicated Bookings Percentage:	68.5%
Target Syndicated Bookings Percentage:	70.5%
Maximum Syndicated Bookings Percentage:	72.5%
Actual Syndicated Bookings Percentage:	72.6%
Syndicated Team Modifier:	100%*

* Capped at 100% because of Company-wide bookings performance

Roles Per Client Team Goal	
Minimum Percentage Increase in Roles Per Client:	0.0%
Target Percentage Increase in Roles Per Client:	2.7%-8.3%
Maximum Percentage Increase in Roles Per Client:	13.8%
Actual Percentage Increase in Roles Per Client:	4.12%
Roles Per Client Team Modifier:	100%

Accordingly, no adjustment to the annual payout was made based on either performance against the syndicated bookings team goal or performance against the roles per client team goal, which the Committee believes evidences the pay for performance connection of the compensation awards.

Individual goals under the 2011 Executive Cash Incentive Plan were designed to promote achievement of annual performance targets approved by the Committee. These individual goals for the named executive officers other than Mr. Colony included goals with respect to particular financial or customer satisfaction metrics, which were company-wide in the case of Messrs. Doyle, Nelson and Rutstein, and focused on the client group for which he served as managing director, in the case of Dennis van Lingen, as well as more subjective items such as succession planning, management style and strategic direction. The individual goals for Mr. Colony included various strategic and organizational goals. Based upon the Committee's evaluation of Mr. Colony's performance, and Mr. Colony's and Mr. Rutstein's evaluation of their direct reports' performance, against those goals, the average individual goal modifier for the named executive officers for 2011 was determined to be approximately 97%, meaning that the aggregate compensation payouts to the named executive officers under the 2011 Executive Cash Incentive Plan were reduced below the 40% indicated by the Company Modifier.

Actual payouts under the 2011 Executive Cash Incentive Plan are set forth in the Summary Compensation Table under the heading "Non-Equity Incentive Plan Compensation" and reflect that, in the aggregate, actual awards paid to our named executive officers under that plan for 2011 were on average equal to approximately 39% of the target cash incentive bonus amount that the Committee established for 2011, based on Company, individual and team performance relative to the applicable goals for each executive. In addition, the total cash incentive plan compensation paid to Mr. Nelson for 2011 included commissions of $82,242, or 92% of his targeted commissions for 2011.

Long-term Equity Incentive Compensation. Our equity awards generally consist of stock options and RSUs granted under our equity incentive plans. All stock-based compensation awards granted to our executive officers are granted by the Committee. We believe that stock-based awards help to motivate and retain executives and also align management's incentives with long-term stock price appreciation. Grants to new executives and grants made in connection with promotions are typically time-based, with vesting occurring with the passage of time. The most recent grants to our executives, including those made in July 2011, have included a combination of performance-based RSUs, with vesting keyed to achievement of specified financial goals, and time-based stock options, with vesting occurring with the passage of time. We believe that the combination of time-based and performance-based awards serves to encourage retention while further aligning the interests of executives and stockholders, as the awards have value only if performance metrics are met or if stock price increases from that at grant date and the recipient continues to provide service to the Company through the vesting date. In addition, in structuring the awards, the Committee considered that if and when an RSU award vests, it provides immediate compensatory value to the executive. Neither the Company nor our board of directors, including the Committee, has any plan, program or practice of timing equity incentive awards in coordination with the release or withholding of material non-public information.

In determining the size and nature of stock-based awards for 2011, the Committee considered the aggregate number of stock-based awards outstanding relative to the Company's total shares outstanding, the average aggregate size of stock-based awards made to executive officers of companies that are similarly situated or with which we compete to attract and retain executives, and the individuals that they believed were most likely to contribute to or influence a return to the Company's historical growth levels and continued improvement in the Company's operating margin. On June 27, 2011, the Committee reviewed and approved the grant of performance-based RSUs and time-based stock options to each of Messrs. Doyle, Nelson, Rutstein and van Lingen, effective July 1, 2011 as part of a grant of equity-based compensation to key employees across the Company. With respect to the stock options, the Committee determined that a vesting schedule providing that none of the grant would vest until 21 months after award date was appropriate to promote a longer-term outlook. So long as the named executive officer holding one of the options remains employed by the Company, 50% of the shares subject to the option will vest on April 1, 2013, an additional 25% will vest April 1, 2014, and the balance of the shares subject to the option will vest on April 1, 2015. The stock options were granted at an exercise price of $33.03, which was equal to the closing market price of our common stock on the grant date of July 1, 2011.

Each RSU granted to the named executive officers in 2011 entitles the applicable officer to receive on or after April 1, 2014, prior to deducting the applicable number of shares necessary to satisfy withholding tax obligations, one share of the Company's common stock, if each of the performance levels described below are met and the officer remains employed by the Company. The applicable performance metrics are the percentage growth in the Company's total consolidated revenues for the year ending December 31, 2013 as compared to the Company's total consolidated revenues for the year ending December 31, 2012, or year-over-year revenue growth, and consolidated pro forma operating margin for the year ending December 31, 2013. If both target performance levels are met, the RSUs will vest at 100%; if both target performance levels are not achieved, but year-over-year revenue growth and pro forma operating margin equal or exceed prescribed minimum levels, then the RSUs will vest at 40%. For purposes of the 2011 RSU grants, the Committee elected to add a third, maximum performance level to reward exceptional revenue growth. If both maximum performance level targets are met, each RSU granted in 2011 will vest in full as to 125% of the number of shares subject to such award. Failure to achieve the minimum performance levels for either year-over-year revenue growth or pro forma operating margin will result in forfeiture of the RSUs. The Committee decided that using scaled metrics was appropriate to achieve the objectives of longer-term strategic thinking and retention of key talent, taking into account planned investments to support growth in the business and the overall business environment. The applicable minimum, target and maximum levels for each of the performance metrics are as follows:

	Minimum	Target	Maximum
Year-Over-Year Revenue Growth:	14%	17%	22%
Pro Forma Operating Margin:	16%	18%	18%

Given Mr. Colony's significant ownership of our common stock, the Committee did not grant stock options or RSUs to Mr. Colony in 2011.

Other Benefits

As employees of our Company, our executive officers are eligible to participate in all Company-sponsored benefit programs on the same basis as other full-time employees, including health and dental insurance and life and disability insurance. In addition, our executive officers are eligible to receive the same employer match under our 401(k) plan (or applicable foreign plan) as is applicable for all participating employees. We do not offer any supplemental executive health and welfare or retirement programs, or provide any other supplemental benefits or perquisites, to our executives.

We have a cash bonus plan adopted in 2000 to pay bonuses measured by a portion of the share of our net profits from two technology-related private equity investment funds. Certain of our key employees, including certain of our executive officers who were employees of the Company at the time of the adoption of this plan, participate in this plan. The principal purpose of this cash bonus plan was to retain key employees by allowing them to participate in a portion of the potential return from our technology-related investments if they remained employed by the Company. The plan was established at a time when technology and internet companies were growing significantly, and providing incentives to retain key employees during that time was important. To date, although we have invested $19.6 million of a $20.0 million commitment in these funds, we have not paid any bonuses under this plan. In June 2010, the Committee approved an extension of this cash bonus plan until June 30, 2013.

Stock Retention Guidelines

In 2010, we introduced stock retention guidelines as part of our Corporate Governance Guidelines to further align the interests of our directors and executive officers with those of our stockholders. Members of our executive team and Board of Directors are subject to these stock retention guidelines for so long as they remain an executive officer, or serve as a director, of the Company. The guidelines require executive officers and directors of the Company to retain at least 50% of the net shares of Forrester common stock delivered to them upon the exercise or vesting of stock awards granted on and after January 1, 2010. Net shares are the number of shares remaining after shares are sold or netted to pay the exercise price of equity awards and applicable withholding taxes. For directors, the applicable withholding tax is presumed to be the minimum withholding tax applicable to an employee. These guidelines may be waived, at the discretion of the Committee, if compliance with the guidelines would create severe hardship or prevent an executive officer or director from complying with a court order. Our directors and executive officers have complied in full with these guidelines since their initial adoption.

Impact of Tax and Accounting on Compensation Decisions

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation paid to certain executive officers in excess of $1 million per year unless the compensation is performance-based. Because the compensation amounts paid to our executive officers are substantially below this threshold, to date we have not needed to structure compensation arrangements with our executive officers to preserve the deductibility of that compensation in light of Section 162(m).

When determining amounts of equity awards to executives and employees under our equity incentive program, the Committee considers the compensation charges associated with the awards. We recognize compensation expense for stock-based awards based upon the fair value of the award. Grants of stock options result in compensation expense equal to the fair value of the options, which is calculated using a Black-Scholes option pricing model. Restricted stock unit awards result in compensation expense equal to the fair value of the award on the award date, which is calculated using the closing stock price of the underlying shares on the date of the award. Stock-based compensation is recognized as an expense over the vesting period of the award.

Compensation Committee Report

The Compensation and Nominating Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis included in this proxy statement with management and, based on this review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation and Nominating Committee

Robert M. Galford, Chair
Michael H. Welles
Gretchen G. Teichgraeber

The information contained in the report above shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in any such filing.

SUMMARY COMPENSATION TABLE

The following table shows the compensation earned by our Chief Executive Officer, our Chief Financial Officer and each of our three other most highly compensated executive officers as of December 31, 2011. We refer to these officers as the "named executive officers."

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
George F. Colony	2011	367,500	—	—	88,200	10,439	466,139
Chairman of the Board and	2010	350,000	—	—	232,050	10,394	592,444
Chief Executive Officer	2009	320,000	—	—	145,500	10,394	475,894
Michael A. Doyle	2011	330,750	154,151	140,226	56,700	10,433	692,260
Chief Financial Officer and	2010	315,000	139,357	136,709	170,235	8,948	770,249
Treasurer	2009	308,000	84,184	86,023	78,759	8,912	565,878
Gregory Nelson(3)	2011	222,600	104,606	95,154	103,612	13,012	538,984
Chief Sales Officer	2010	210,000	109,497	107,414	297,308	12,922	737,141
Charles Rutstein	2011	352,800	154,151	140,226	62,899	10,366	720,442
Chief Operating Officer and	2010	336,000	139,357	136,709	175,968	11,304	799,338
Director	2009	290,000	126,250	129,034	97,268	11,092	653,644
Dennis van Lingen(4)	2011	277,307	104,606	95,154	45,162	23,364	545,593
Managing Director, Marketing &	2010	249,960	99,553	97,649	159,643	23,085	629,890
Strategy Client Group; Chief Europe,	2009	253,753	105,217	107,528	97,311	26,194	590,003
Middle East, & Africa Officer							

(1) These amounts represent the aggregate grant date fair value of restricted stock unit and option awards. Assumptions used in the calculation of grant date fair value of stock options are included in footnote 1 to the Company's consolidated financial statements included in our 2011 Annual Report on Form 10-K. The grant date fair value of restricted stock units is based upon the closing price of the Company's common stock on the date of grant. For purposes of calculating the grant date fair value of performance awards, we assume that the performance criteria will be fully achieved and 100% of each award will vest. The amounts set forth may be more or less than the value ultimately realized by the named executive officer based upon, among other things, the value of the Company's common stock at the time of exercise of the options or vesting of the restricted stock units and whether such options or restricted stock units actually vest.

(2) 2011 amounts include the following amounts of Company matching contributions under our 401(k) plan or, for Mr. van Lingen, our Netherlands-based defined contribution pension plan: Mr. Colony, $7,350; Mr. Doyle, $7,350; Mr. Nelson, $7,350; Mr. Rutstein, $7,350; and Mr. van Lingen, $16,577. Other amounts consist of group term life insurance premiums and miscellaneous other items.

(3) In August 2009, Mr. Nelson, formerly our Vice President of Sales for our Information Technology Client Group — EMEA region, became our Chief Sales Officer.

(4) All elements of Mr. van Lingen's 2011 compensation, other than stock compensation-related expenses, reflect a translation from euros into U.S. dollars based on an exchange rate of 0.71897 euros per dollar, which was the average exchange rate during 2011. Elements of Mr. van Lingen's compensation for 2010 and 2009 reflect the average exchange rates for each of those years.

GRANTS OF PLAN-BASED AWARDS FOR 2011

The following table sets forth information with respect to plan-based awards granted to named executive officers in 2011.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)					
Name	Grant Date	Committee Approval Date	Threshold ($)(2)	Target ($)	Maximum ($)(2)	Threshold (#)	Target (#)	Maximum (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)(4)
George F. Colony	—	—	0	220,500	529,200	—	—	—	—	—	—
Michael A. Doyle	—	—	0	141,750	340,200	—	—	—	—	—	—
	07/01/11	06/27/11	—	—	—	—	—	—	14,000	33.03	140,226
	07/01/11	06/27/11	—	—	—	1,866	4,667	5,833	—	—	154,151
Gregory Nelson	—	—	0	148,400	N/A	—	—	—	—	—	—
	07/01/11	06/27/11	—	—	—	—	—	—	9,500	33.03	95,154
	07/01/11	06/27/11	—	—	—	1,266	3,167	3,958	—	—	104,606
Charles Rutstein	—	—	0	151,200	362,880	—	—	—	—	—	—
	07/01/11	06/27/11	—	—	—	—	—	—	14,000	33.03	140,226
	07/01/11	06/27/11	—	—	—	1,866	4,667	5,833	—	—	154,151
Dennis van Lingen(5)	—	—	0	111,936	268,646	—	—	—	—	—	—
	07/01/11	06/27/11	—	—	—	—	—	—	9,500	33.03	95,154
	07/01/11	06/27/11	—	—	—	1,266	3,167	3,958	—	—	104,606

(1) Except with respect to Mr. Nelson, consists of awards under our 2011 Executive Cash Incentive Plan, a non-equity incentive plan, with payouts thereunder made annually in arrears. Our 2011 Executive Cash Incentive Plan is described in detail, including calculation of threshold, target and maximum awards under the plan, in the Compensation Discussion and Analysis above. Actual amounts awarded are set forth in the Summary Compensation Table above. Mr. Nelson's "Target" amount includes the target amount he was eligible to receive under our 2011 Executive Cash Incentive Plan of $59,360 and target sales commissions of $89,040. There is no cap on Mr. Nelson's "Maximum" amount because there is no cap on possible commission payments.

(2) The threshold and maximum amounts reflect the fact that a named executive officer's payout, as determined by the Company's matrix performance, can be increased by as much as 50% or reduced to as little as zero, depending on achievement of specific individual and team goals. Without giving effect to any upward or downward adjustment for individual or team performance, the threshold (10% of target), target and maximum (160% of target) possible payouts under the 2011 Executive Cash Incentive Plan for the named executive officers were as follows:

Name	Threshold ($)	Target ($)	Maximum ($)
George F. Colony	22,050	220,500	352,800
Michael A. Doyle	14,175	141,750	226,800
Gregory Nelson	5,936	59,360	94,976
Charles Rutstein	15,120	151,200	241,920
Dennis van Lingen	11,194	111,936	179,098

(3) Consists of performance-based restricted stock units granted pursuant to our 2006 Equity Incentive Plan ("2006 Plan"). The vesting of such restricted stock units is conditioned upon achievement of defined performance objectives relating to year-over-year revenue growth and pro forma operating margin in 2013. The restricted stock units can vest as to 40%, 100% or 125% of the total number of shares subject to the award, depending on performance, or the restricted stock units can be

forfeited if the defined performance objectives are not met. Pursuant to the terms of the 2006 Plan, the restricted stock units become vested in full upon a change of control, unless there is an assumption, substitution or cash-out of such restricted stock units in connection with the change of control.

(4) Assumptions used in the calculation of option awards are included in footnote 1 to the Company's consolidated financial statements included in our 2011 Annual Report on Form 10-K. The grant date fair value of restricted stock units is based upon the closing price of the Company's common stock on the date of grant.

(5) Threshold, target and maximum awards under our 2011 Executive Cash Incentive Plan for Mr. van Lingen reflect a translation from euros into U.S. dollars based on an exchange rate of 0.76336 euros per dollar, which was the exchange rate that the Company used for all financial planning purposes for 2011. The applicable amounts expressed in euro would be: target, €85,447; and maximum, €205,073. Applying the average exchange rate during 2011, which was used to calculate the actual amounts paid in the Summary Compensation Table, the same amounts expressed in U.S. dollars would be: target, $118,846; and maximum, $285,232.

OUTSTANDING EQUITY AWARDS AT 2011 FISCAL YEAR-END

The following table sets forth information for the named executive officers regarding outstanding option awards and stock awards held as of December 31, 2011.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
George F. Colony	—	—	—	—	—	—
Michael A. Doyle	—	—	—	—	3,334(2)	113,156
	—	—	—	—	4,667(3)	158,398
	—	—	—	—	4,667(4)	158,398
	42,500	—	25.20	09/30/2017	—	—
	5,000	5,000(5)	25.25	06/30/2019	—	—
	—	14,000(6)	29.86	03/31/2020	—	—
	—	14,000(7)	33.03	06/30/2021	—	—
Gregory Nelson	—	—	—	—	2,500(2)	84,850
	—	—	—	—	3,667(3)	124,458
	—	—	—	—	3,167(4)	107,488
	3,000	—	16.21	06/30/2013	—	—
	1,000	—	15.92	06/20/2013	—	—
	3,000	—	18.42	03/30/2014	—	—
	2,500	—	14.06	03/30/2015	—	—
	7,000	—	22.19	04/02/2016	—	—
	5,000	—	28.62	04/01/2017	—	—
	1,500	500(8)	24.14	01/31/2018	—	—
	1,500	1,500(9)	25.25	06/30/2019	—	—
	2,250	2,250(10)	22.68	08/02/2019	—	—
	—	11,000(11)	29.86	03/31/2020	—	—
	—	9,500(12)	33.03	06/30/2021	—	—
Charles Rutstein	—	—	—	—	5,000(2)	169,700
	—	—	—	—	4,667(3)	158,398
	—	—	—	—	4,667(4)	158,398
	40,000	—	21.87	02/14/2016	—	—
	30,000	—	28.62	04/01/2017	—	—
	30,000	—	27.11	03/31/2018	—	—
	7,500	7,500(13)	25.25	06/30/2019	—	—
	—	14,000(14)	29.86	03/31/2020	—	—
	—	14,000(15)	33.03	06/30/2021	—	—
Dennis van Lingen	—	—	—	—	4,167(2)	141,428
	—	—	—	—	3,334(3)	113,156
	—	—	—	—	3,167(4)	107,488
	15,000	—	26.08	05/14/2016	—	—
	15,000	—	27.35	09/06/2016	—	—
	15,000	—	26.93	04/01/2017	—	—
	20,000	—	27.11	03/31/2018	—	—
	6,250	6,250(16)	25.25	06/30/2019	—	—
	—	10,000(17)	29.86	03/31/2020	—	—
	—	9,500(18)	33.03	06/30/2021	—	—

(1) The market value was calculated based on $33.94, the closing price per share of our common stock on December 30, 2011.

(2) Consists of performance-based restricted stock units granted pursuant to our 2006 Equity Incentive Plan. The vesting of these restricted stock units is conditioned upon achievement of defined performance objectives relating to year-over-year revenue growth and pro forma operating margin in 2011. The restricted stock units can vest on April 1, 2012 as to either 40% or 100% of the total number of shares subject to the award, depending on performance, or the restricted stock units can be forfeited if the defined performance objectives are not met. Based on actual 2011 financial performance, the restricted stock units will vest as to 40% of the total number of shares subject to each award on April 1, 2012, assuming the named executive officer is employed by the Company on that date.

(3) Consists of performance-based restricted stock units granted pursuant to our 2006 Equity Incentive Plan. The vesting of these restricted stock units is conditioned upon achievement of defined performance objectives relating to year-over-year revenue growth and pro forma operating margin in 2012. The restricted stock units can vest on April 1, 2013 as to either 40% or 100% of the total number of shares subject to the award, depending on performance, or the restricted stock units can be forfeited if the defined performance objectives are not met.

(4) Consists of performance-based restricted stock units granted pursuant to our 2006 Equity Incentive Plan. The vesting of these restricted stock units is conditioned upon achievement of defined performance objectives relating to year-over-year revenue growth and pro forma operating margin in 2013. The restricted stock units can vest on April 1, 2013 as to 40%, 100% or 125% of the total number of shares subject to the award, depending on performance, or the restricted stock units can be forfeited if the defined performance objectives are not met.

(5) Stock options become exercisable as to 2,500 shares on April 1, 2012 and 2,500 shares on April 1, 2013.

(6) Stock options become exercisable as to 7,000 shares on April 1, 2012, 3,500 shares on April 1, 2013 and 3,500 shares on April 1, 2014.

(7) Stock options become exercisable as to 7,000 shares on April 1, 2013, 3,500 shares on April 1, 2014 and 3,500 shares on April 1, 2015.

(8) Stock options became exercisable on February 1, 2012.

(9) Stock options become exercisable as to 750 shares on April 1, 2012 and 750 shares on April 1, 2013.

(10) Stock options become exercisable as to 1,125 shares on April 1, 2012 and 1,125 shares on April 1, 2013.

(11) Stock options become exercisable as to 5,500 shares on April 1, 2012, 2,750 shares on April 1, 2013 and 2,750 shares on April 1, 2014.

(12) Stock options become exercisable as to 4,750 shares on April 1, 2013, 2,375 shares on April 1, 2014 and 2,375 shares on April 1, 2015.

(13) Stock options become exercisable as to 3,750 shares on April 1, 2012 and 3,750 shares on April 1, 2013.

(14) Stock options become exercisable as to 7,000 shares on April 1, 2012, 3,500 shares on April 1, 2013 and 3,500 shares on April 1, 2014.

(15) Stock options become exercisable as to 7,000 shares on April 1, 2013, 3,500 shares on April 1, 2014 and 3,500 shares on April 1, 2015.

(16) Stock options become exercisable as to 3,125 shares on April 1, 2012 and 3,125 shares on April 1, 2013.

(17) Stock options become exercisable as to 5,000 shares on April 1, 2012, 2,500 shares on April 1, 2013 and 2,500 shares on April 1, 2014.

(18) Stock options become exercisable as to 4,750 shares on April 1, 2013, 2,375 shares on April 1, 2014 and 2,375 shares on April 1, 2015.

OPTION EXERCISES AND STOCK VESTED TABLE FOR 2011

The following table sets forth information for the named executive officers regarding the value realized during 2011 by such executives pursuant to option exercises. None of the named executive officers acquired shares upon the vesting of RSUs during 2011.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
George F. Colony	—	—
Michael A. Doyle	—	—
Gregory Nelson	—	—
Charles Rutstein	7,500	163,876
Dennis van Lingen	—	—

Pension Benefits

We have no defined benefit pension plans or long-term incentive plans applicable to the named executive officers.

Nonqualified Deferred Compensation

We have no nonqualified defined contribution or deferred compensation plans.

Severance and Change-of-Control Benefits

We entered into an employment offer letter on July 24, 2007 with Mr. Doyle that provides for severance benefits following a termination of his employment by the Company without Cause (as defined in the offer letter). In the event of such a termination, we must continue to pay Mr. Doyle his base salary for the 6 months following his termination, subject to his signing a separation agreement in a form acceptable to us that includes a general release of all claims. We have not entered into agreements providing for severance benefits with any of the other named executive officers. Each of our named executive officers other than Mr. Colony has entered into stock option and restricted stock unit grant agreements that provide for full acceleration of vesting upon a change of control of the Company, unless there is an assumption, substitution or cash-out of such options or restricted stock units in connection with the change of control. The following table shows what the benefit of such acceleration would have been assuming a change of control had occurred on December 31, 2011, and also shows the severance amounts that would have been payable to Mr. Doyle if we had terminated his employment without Cause on December 31, 2011.

Name	Early Vesting of Stock Options Upon a Change of Control($)(1)	Early Vesting of Stock Awards Upon a Change of Control($)(2)	Severance Amount Upon Termination Without Cause ($)
George F. Colony	—	—	—
Michael A. Doyle	113,310	429,952	165,375
Gregory Nelson	96,795	316,796	—
Charles Rutstein	135,035	486,496	—
Dennis van Lingen	103,758	362,072	—

(1) This amount equals the difference between the exercise price of each option and $33.94, the closing price of our common stock on NASDAQ on December 30, 2011, multiplied by the number of unvested shares of our common stock underlying stock options on December 31, 2011, the assumed date of the change of control.

(2) This amount equals $33.94, the closing price per share of our common stock on December 30, 2011, multiplied by the number of unvested shares of our common stock underlying restricted stock units on December 31, 2011, the assumed date of the change of control.

Director Compensation

DIRECTOR COMPENSATION TABLE FOR 2011

The following table shows the compensation that we paid during the year ended December 31, 2011 to each of our directors, other than Messrs. Colony and Rutstein, whose compensation is reflected in "Executive Compensation" above.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)(3)	Total ($)
Henk W. Broeders	25,000	141,879	166,879
Robert M. Galford	30,000	141,879	171,879
George R. Hornig	30,000	141,879	171,879
Gretchen G. Teichgraeber	25,000	141,879	166,879
Michael H. Welles	30,000	141,879	171,879

(1) The amounts in this column reflect the aggregate grant date fair value of option awards for 2011. Assumptions used in the calculation of these amounts are included in footnote 1 to the Company's consolidated financial statements included in our 2011 Annual Report on Form 10-K. The amounts set forth may be more or less than the value ultimately realized by the named director based upon, among other things, the value of the Company's Common Stock at the time of vesting or exercise of the options and whether such options actually vest.

(2) On May 10, 2011, each of the directors other than Messrs. Colony and Rutstein received an option to purchase 12,000 shares with an exercise price of $38.37.

(3) At December 31, 2011, the non-employee directors held options to purchase the number of shares listed next to their name below:

Director	Number of Shares
Henk W. Broeders	74,000
Robert M. Galford	74,000
George R. Hornig	36,500
Gretchen G. Teichgraeber	49,000
Michael H. Welles	99,000

Our non-employee directors receive an annual retainer of $20,000 and members of each Board committee receive an additional annual retainer of $5,000 for each committee on which they serve, with the Chairman of each committee receiving an additional $5,000 per year. Each of these annual fees is payable in arrears. Members of our Board of Directors are reimbursed for their expenses incurred in connection with attending any meeting.

Under the 2006 Stock Option Plan for Directors, as amended, following each annual meeting of stockholders, each non-employee director receives an option to purchase 12,000 shares of our common stock at an exercise price equal to the fair market value on that date. These options vest in four equal annual installments. After last year's annual meeting, our five non-employee directors at that time each received an option to purchase 12,000 shares of our common stock at an exercise price of $38.37 per share. Any non-employee director who is newly elected between annual meetings will receive an option to purchase 6,000 shares of our common stock at an exercise price equal to the fair market value on the date he or she is first elected as a director. These options also vest in four equal annual installments, with the first installment vested on the date of grant. Options granted under the 2006 Stock Option Plan for Directors become exercisable in full upon a change of control of the Company, unless there is an assumption, substitution or cash-out of such options in connection with the change of control.

Options granted to our non-employee directors prior to our 2006 annual meeting were made pursuant to our Amended and Restated 1996 Stock Option Plan for Non-Employee Directors.

The Compensation and Nominating Committee of the Board of Directors also has the authority under the 2006 Stock Option Plan to grant stock options to non-employee directors in such amounts and on such terms as it shall determine at the time of grant. No such awards have been made.

The Board of Directors has approved an amendment to the Forrester Research, Inc. 2006 Equity Incentive Plan ("Equity Incentive Plan") to provide that the non-employee directors of the Company are eligible to participate in the Equity Incentive Plan, subject to approval of the amendment by the stockholders of the Company. Upon approval of the amendment by the stockholders, the 2006 Stock Option Plan for Directors will be terminated and no further awards will be granted or issued thereunder. Assuming approval of the amendment and termination of the 2006 Stock Option Plan for Directors, the Compensation and Nominating Committee and the Board of Directors have authorized the award of restricted stock units to each non-employee director of the Company on the date of the 2012 annual meeting of stockholders for that number of whole shares equal to $125,000 divided by the closing price of the Company's common stock on the date of the award.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Board of Directors has appointed an Audit Committee composed of three non-employee directors: Messrs. Hornig (Chairman), Broeders, and Welles. Each of the members of the Audit Committee is "independent" as defined under the NASDAQ Stock Market listing standards. The Board has determined that Mr. Hornig is an "audit committee financial expert" under applicable rules of the Securities and Exchange Commission, and the members of the Audit Committee satisfy the NASDAQ financial literacy standards.

The Audit Committee is responsible for providing independent oversight of Forrester's accounting functions and internal controls. The Audit Committee oversees Forrester's financial reporting process on behalf of the Board of Directors, reviews financial disclosures, and meets privately, outside of the presence of management, with Forrester's internal auditor and with representatives of the independent registered public accounting firm. The Audit Committee also selects and appoints the independent registered public accounting firm, reviews the performance of the independent registered public accounting firm, and reviews the independent registered public accounting firm's fees. The Audit Committee operates under a written charter adopted by the Board of Directors.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed Forrester's audited financial statements for the fiscal year ended December 31, 2011 with Forrester's management and with PricewaterhouseCoopers LLP, Forrester's independent registered public accounting firm. The Audit Committee also discussed with PricewaterhouseCoopers LLP the matters required by Statement of Auditing Standards No. 61, as amended (AICPA Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T. This included a discussion of the independent registered public accounting firm's judgments as to the quality, not just the acceptability, of Forrester's accounting principles, and such other matters as are required under the standards of the PCAOB. The Audit Committee also received the written disclosures and letter from PricewaterhouseCoopers LLP required by the PCAOB Rule 3256, and the Audit Committee discussed the independence of PricewaterhouseCoopers LLP with that firm.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, the inclusion of the audited financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

George R. Hornig, Chairman
Henk W. Broeders
Michael H. Welles

The information contained in the report above shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in any such filing.

OTHER INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires our officers and directors, and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission ("SEC"). Officers, directors and greater than 10% beneficial stockholders are required by SEC regulation to furnish to us copies of all Forms 3, 4 and 5 they file. Based solely on our review of copies of such forms which we received, we believe that all of our officers, directors, and greater than 10% beneficial owners complied on a timely basis with all filing requirements with respect to transactions during 2011, except for one report filed two days late for Scott Chouinard, our Chief Accounting Officer, with respect to the grant of a stock option to Mr. Chouinard in July 2011.

Certain Relationships and Related Transactions

Registration Rights and Non-Competition Agreement. At the time of our initial public offering, we entered into a registration rights and non-competition agreement with Mr. Colony which provides that if Mr. Colony's employment with us is terminated he will not compete with us for the one year period after the date of such termination. The agreement also provides that in the event we propose to file a registration statement under the Securities Act of 1933, as amended, with respect to an offering by us for our own account or the account of another person, or both, Mr. Colony shall be entitled to include shares held by him in such a registration, subject to the right of the managing underwriter of any such offering to exclude some or all of such shares from such registration if and to the extent the inclusion of the shares would adversely affect the marketing of the shares to be sold by us. The agreement also provides that Mr. Colony may require us to register shares under the Securities Act with a fair market value of at least $5 million, except that we are not required to effect such registration more than twice or at certain times described in the agreement. The agreement also provides that we will pay all expenses incurred in connection with such registration.

Related Person Transactions

Pursuant to its amended and restated charter, our Audit Committee has responsibility for the review and approval of all transactions between the Company and any related parties or affiliates of the Company, its officers, and directors.

Related persons can include any of our directors or executive officers, certain of our stockholders, and any of their immediate family members. In evaluating related person transactions, the committee members apply the same standards they apply to their general responsibilities as members of a committee of the board of directors and as individual directors. The committee will approve a related person transaction when, in its good faith judgment, the transaction is in the best interest of the Company. To identify related person transactions, each year we require our directors and officers to complete a questionnaire identifying any transactions with the Company in which the officer or director or their family members have an interest. In addition, our Code of Business Conduct and Ethics includes our expectation that all directors, officers and employees who may have a potential or apparent conflict of interest will notify our legal department.

The daughter-in-law of one of our executive officers is a non-officer employee of the Company within our strategic growth (human resources) organization. The Company reviewed this arrangement with the Audit Committee of the Board of Directors, noting that the compensation of the employee is within comparable market ranges for similar positions, and the Audit Committee approved this relationship.

PROPOSAL TWO:

RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012

PricewaterhouseCoopers LLP audited our financial statements for the fiscal year ended December 31, 2011. Our Audit Committee has selected PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2012. Although stockholder approval of the selection of PricewaterhouseCoopers LLP is not required by law, our Board of Directors believes that it is advisable to give stockholders an opportunity to ratify this selection.

If stockholders do not approve this proposal at the 2012 annual meeting, our Audit Committee will reconsider its selection of PricewaterhouseCoopers LLP. If stockholders do ratify this appointment, the Audit Committee, which has direct authority to engage our independent registered public accounting firm, may appoint a different independent registered public accounting firm at any time during the year if it determines that the change would be in the best interests of Forrester and our stockholders.

The Audit Committee has approved all services provided to Forrester by PricewaterhouseCoopers LLP during 2011. Representatives of PricewaterhouseCoopers LLP are expected to be present at the 2012 annual meeting. They will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from stockholders.

Independent Auditors' Fees and Other Matters

On June 1, 2010, our Audit Committee approved the dismissal of BDO USA, LLP ("BDO") and engaged PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for the fiscal year ended December 31, 2010. The report of BDO on our financial statements for the fiscal year ended December 31, 2009 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During our fiscal year ended December 31, 2009 and through June 1, 2010, there were no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedure, which disagreements, if not resolved to the satisfaction of BDO, would have caused BDO to make reference thereto in its reports on the financial statements. During our fiscal year ended December 31, 2009, and through June 1, 2010, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

We requested that BDO furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether BDO agreed with the foregoing disclosures. A copy of such letter is filed as Exhibit 16.1 to our Current Report on Form 8-K filed with the SEC on June 7, 2010.

During the year ended December 31, 2009 and through June 1, 2010, the Company did not consult with PwC with respect to any of the matters described in Item 304(a)(2)(i) and (ii) of Regulation S-K.

The following table presents the aggregate fees billed by PwC and its affiliates for fiscal 2011 and fiscal 2010, and by BDO and its affiliates for the period from January 1- June 30, 2010.

	Fiscal 2011	Fiscal 2010
Audit Fees(1)	$ 691,127	$599,208
Audit-Related Fees(2)	$ 171,300	$ 66,500
Tax Fees(3)	$ 623,957	$118,919
All Other Fees(4)	$ 1,800	—
Total Fees	$1,488,184	$784,627

(1) Audit fees are fees related to professional services rendered by PwC and BDO and their respective affiliates in connection with the audit of our financial statements and our internal controls over financial reporting,

the reviews of our interim financial statements included in each of our quarterly reports on Form 10-Q, international statutory audits, and review of other SEC filings. Fiscal 2010 audit fees include $27,000 paid to BDO.

(2) Audit-related fees are for assurance and related services by PwC and its affiliates that are reasonably related to the performance of the audit or review of our financial statements, primarily for accounting consultations relating to acquisitions and audits of our defined contribution plans.

(3) Tax fees are fees billed for professional services related to tax compliance and tax consulting services.

(4) All other fees include licenses to web-based accounting and finance reference materials.

Audit Committee's Pre-Approval Policy and Procedures

The Audit Committee approves the engagement of our independent registered public accounting firm to render any audit or non-audit services. At a regularly scheduled Audit Committee meeting, management or a representative of the Company's independent registered public accounting firm summarizes the services to be provided by the firm and the fees that will be charged for the services. Thereafter, if new services or dollar amounts in excess of those pre-approved at the meeting are proposed, they are either presented for pre-approval at the next meeting of the Audit Committee or approved by the Chairman of the Audit Committee pursuant to delegated authority. At subsequent meetings, the Audit Committee is provided a listing of any newly pre-approved services since the last meeting, and an updated projection for the current year of the estimated annual fees to be paid to the firm for all pre-approved audit and permissible non-audit services.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2012.

PROPOSAL THREE:

NON-BINDING VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") requires that we include in this proxy statement a non-binding stockholder vote on our executive compensation as described in this proxy statement (commonly referred to as "Say-on-Pay"). This vote is not intended to address any specific item of compensation, but rather overall compensation of our named executive officers and the policies and practices described in this proxy statement.

We have implemented an executive compensation program that rewards performance. Our executive compensation program is designed to attract, retain and motivate the key individuals who are most capable of contributing to the success of our Company and building long-term value for our stockholders. The elements of our executives' total compensation are base salary, cash incentive awards, equity incentive awards and other employee benefits. We have designed a compensation program that makes a substantial portion of executive pay variable, subject to increase when performance targets are exceeded, and subject to reduction when performance targets are not achieved.

We believe our executive compensation program strikes the appropriate balance between utilizing responsible, measured pay practices and providing incentives to our executives to create value for our stockholders. We believe this is evidenced by the following:

- The mix of compensation among base salary and cash incentives.
- Generally our compensation policies and practices are uniform across each of our business units and geographic regions.

- Our bonus plan for executive officers provides for multiple payout levels based on targets established and approved by our Compensation and Nominating Committee during the first quarter of the applicable plan year.
- We require that minimum threshold performance targets be achieved before any bonuses are paid, and bonus payouts under our executive cash incentive plan are capped.
- We use multiple performance measures under our executive cash incentive plan, including bookings and operating profit.
- Equity-based awards granted to executives under our equity incentive plan are subject to multi-year or performance-based vesting criteria, and require that the executive remain employed through the vesting date or when performance criteria are measured to realize the value of these awards.

The Board endorses the Company's executive compensation program and recommends that stockholders vote in favor of the following resolution:

RESOLVED, that the stockholders approve the compensation of the Company's named executive officers as described in this proxy statement under "Executive Compensation", including the Compensation Discussion and Analysis and the tabular and narrative disclosure contained in this proxy statement.

Because the vote is non-binding, neither the Board of Directors nor the Compensation and Nominating Committee of the Board will be required to take any action as a result of the outcome of the vote on this proposal. The Compensation and Nominating Committee will carefully consider the outcome of the vote when evaluating future executive compensation arrangements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE COMPANY'S EXECUTIVE COMPENSATION.

PROPOSAL FOUR:

APPROVAL OF AMENDMENT OF THE 2006 EQUITY INCENTIVE PLAN AND RELATED ITEMS

On March 9, 2012, the Board of Directors approved an amendment of the Forrester Research, Inc. 2006 Equity Incentive Plan, subject to stockholder approval (the "Plan"). The Board of Directors recommends that stockholders approve the amendment of the Plan and related items.

We are seeking approval to amend the class of persons eligible to participate in the Plan to include non-employee directors ("Outside Directors") and to move the 80,000 shares remaining in our 2006 Stock Option Plan for Directors ("Directors' Option Plan") into the Plan. The Plan currently provides that employees of, and consultants and advisors to, the Company and its affiliates are eligible to participate in the Plan. As discussed above under *Directors Compensation,* the proposed amendment would add Outside Directors as eligible participants under the Plan and authorize the award of restricted stock units, as well as stock options, to Outside Directors. Upon approval of the amendment by the stockholders, the Directors' Option Plan will be terminated and no further awards may be issued thereunder, and the shares remaining available for issuance thereunder will be transferred to the Plan.

As part of the amendment, Forrester is also seeking to have its stockholders reapprove the material performance criteria in the Plan. While the Plan was previously approved at Forrester's 2006 annual meeting of stockholders, Section 162(m) of the Internal Revenue Code requires stockholder reapproval of the material performance criteria every five years. Accordingly, as part of the amendment, we are seeking stockholder reapproval of these performance criteria, even though the deductibility limits of Section 162(m) of the Internal Revenue Code have not been historically applicable as the compensation amounts paid to our executive officers are substantially below the $1 million threshold of Section 162(m).

The closing price of our common stock on March 15, 2012 was $32.24.

Summary of the Amended and Restated 2006 Equity Incentive Plan

The following summary and Plan description are qualified in their entirety by reference to the full text of the Amended and Restated 2006 Equity Incentive Plan attached to this proxy statement as Exhibit A.

The Plan became effective on May 9, 2006, the date of its approval by the stockholders, and the proposed plan amendment will become effective, subject to stockholder approval, on May 8, 2012. No awards may be made under the Plan after May 8, 2016. The maximum number of shares of our common stock that may be delivered in satisfaction of Awards made under the Plan is 4,350,000 plus the number (not to exceed 2,500,000) of shares from our Amended and Restated 1996 Equity Incentive Plan ("1996 Plan") returned after May 9, 2006, which includes shares that were subject to outstanding awards granted under the 1996 Plan and are satisfied or exercised, or terminate or expire, without the delivery of the shares. Subject to approval of the amendment, the maximum number of shares that may be delivered under the Plan shall be increased by 80,000, as provided above. As of March 15, 2012, there were 1,741,254 awards outstanding under the Plan, consisting of 1,481,410 options and 259,844 restricted stock units, and there remained available for future awards to be made under the plan a total number of shares equal to 2,674,703 plus the number of shares that may be returned subsequent to March 15, 2012 under our 1996 Plan. As described in further detail in the Plan, shares are considered "returned" if on May 8, 2006 they were subject to an outstanding award under the 1996 Plan and (i) in the case of restricted stock awards are thereafter forfeited, or (ii) in all other cases are satisfied or exercised, or terminate or expire, without delivery of the shares.

Shares delivered under the Plan may consist of either authorized but unissued shares or treasury shares. For purposes of calculating the maximum number of shares that may be delivered in satisfaction of Awards made under the Plan, such maximum will be determined net of any shares (i) withheld by Forrester in payment of the exercise price of an Award or in satisfaction of tax withholding with respect to an Award, (ii) awarded as restricted stock but subsequently forfeited, or (iii) subject to an Award that is exercised or satisfied, or terminates or expires, without the delivery of such shares. In the event of a stock dividend, stock split or other change in our capital structure, the Administrator will make appropriate adjustments to the limits described above and to the number and kind of shares of stock or securities subject to Awards, any exercise prices relating to Awards, any other provisions of Awards effected by the change, or similar adjustments deemed appropriate to preserve the value of awards and avoid distortion in the operation of the Plan.

The maximum number of shares of common stock for which stock options may be granted to any person in any calendar year and the maximum number of shares of common stock subject to stock appreciation rights ("SARs") granted to any person in any calendar year is each 1,000,000. The maximum number of shares that may be paid to any person under other awards in any calendar year is 1,000,000.

Administration. The Compensation and Nominating Committee of the Board of Directors ("Administrator") administers the Plan. The Administrator has authority to determine who will receive Awards and to determine the types of Awards to be granted, as well as the amounts, terms, and conditions of any awards. The types of Awards that may be granted under the Plan are described below (collectively, the "Awards"). The Administrator has the right to determine any questions that may arise regarding the interpretation and application of the provisions of the Plan, and to make, administer, and interpret such rules and regulations as it deems necessary or advisable. To the extent permitted by law and the terms of the Plan, the Administrator may, in its discretion, delegate its duties, powers, and rights under the Plan to one or more of its members or officers of the Company. Determinations of the Administrator and its delegatees under the Plan are conclusive and binding on all parties.

Eligibility. Key employees, and consultants and advisors to, the Company are eligible to be granted Awards under the Plan, except that incentive stock options may only be granted to employees of the Company and its subsidiaries. If the amendment described above is approved by the stockholders, our Outside Directors will also be eligible for Awards under the Plan. As of March 15, 2012, the group of persons from whom the Administrator may select participants consists of approximately 1,200 individuals.

Types of Awards.

Stock Options. The Administrator may award options to any participant, subject to the limitations described above. Stock options give the holder the right to purchase shares of Forrester common stock within a specified period of time at a specified price. The Plan provides for the grant of incentive stock options ("ISOs"), which are subject to special tax treatment described below, and non-statutory stock options ("NSOs").

The exercise price of both an ISO and NSO granted under the Plan may not be less than the fair market value of our common stock on the date the option is granted. The expiration date of an ISO may not be more than ten years after the original grant date. The Administrator determines all other terms relating to the exercise of the option, including the consideration to be paid, if any, for the grant of the option and the time at which options may be exercised. The option exercise price is payable in cash or check, and the Administrator may, in its discretion, also permit optionees to make payment in our common stock having a fair market value equal to the option exercise price, or subject to certain conditions, using a broker-assisted "cashless exercise" program.

All unexercised options terminate not later than after a certain number of years as determined by the Administrator, but the maximum term of an ISO may not be longer than ten years. Except as otherwise provided in the Plan and the applicable Award agreement, vested options generally must be exercised within three months of the cessation of the holder's employment with the Company.

Stock Appreciation Rights. The Plan permits the Administrator to grant SARs. A SAR entitles the holder, upon exercise, to receive an amount in our common stock, or cash, or a combination thereof, determined by reference to appreciation from and after the date of grant in the base price of a share of our common stock, which may not be less than such share's fair market value on the date of grant. No SARs have been granted under the Plan.

Restricted and Unrestricted Stock; Stock Unit Awards. Under the Plan the Administrator may grant non-transferable shares of restricted or unrestricted common stock and restricted or unrestricted stock unit awards. A stock award is an award of shares of our common stock, while a stock unit award entitles the recipient to the future delivery of shares of common stock or an amount of equivalent value. Stock unit awards may be settled in shares, cash, or a combination thereof. Awards of restricted and unrestricted stock may be made in exchange for past services or other lawful consideration. Generally, awards of restricted stock and restricted stock unit awards are subject to the requirement that the shares or award be forfeited or resold to the Company unless specified conditions, such as continued employment and/or achievement of performance goals, are met. Subject to these restrictions, any recipient of an award of restricted stock will have the rights of a stockholder, including the right to vote the shares and receive dividends. Other Awards under the Plan may also be settled in restricted stock. To date, while the Administrator has approved awards of restricted stock units under the Plan, there have been no awards of restricted or unrestricted stock to any eligible Plan participant.

Performance Awards. The Administrator may also make Awards subject to the satisfaction of specified performance criteria ("Performance Awards"). Performance Awards may consist of stock options, SARs, restricted stock, or restricted stock units. The performance criteria applicable to a particular Performance Award will be determined by the Administrator. As part of the amendment, we are seeking stockholder reapproval of the material performance criteria in the Plan to maintain future flexibility with respect to Section 162(m) compliance. In the case of Performance Awards intended to qualify for exemption under Section 162(m) of the Internal Revenue Code, the Administrator will use objectively determinable performance measures in accordance with Section 162(m) that are based on any or any combination of the following (determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project, or geographical basis or in combinations thereof): sales; revenues; operating income or operating margin; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or on an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations, recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings; or strategic business criteria, consisting of one or more objectives based on meeting specified revenue, market penetration, geographic business expansion goals, cost targets, or objective goals relating to reorganizations, acquisitions or divestitures. Any of the foregoing performance criteria and any targets set by the Administrator with respect to those criteria need not be based upon an increase, a positive or improved result, or avoidance of loss. For Awards intended to comply with Section 162(m), the measures used in setting performance criteria under the Plan will be determined without regard to a specified list of factors, though the Administrator may exercise discretion to cause one or more of these factors to be included in the determination of the performance criteria. In addition, the Administrator may reduce (but not increase) the number of shares that may be received under an Award that are otherwise earned upon satisfaction of the applicable performance criteria. Such adjustments will be made only to the extent consistent with the requirements for satisfying the performance-based compensation exception under Section 162(m). The Administrator will determine whether the performance targets or goals that have been chosen for a particular Performance Award have been met.

General Provisions Applicable to All Awards. Neither ISOs, nor, except as the Administrator may otherwise determine or provide in any Award, any other Award may be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom it is granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution. During the life of a participant an ISO is exercisable only by the recipient. Other Awards may be transferred during the recipient's lifetime, but only on a gratuitous basis and only to the extent, if any, permitted by the Administrator.

Treatment of Awards in Connection with Certain Transactions. The Plan provides that, in the event of (i) a consolidation, merger, or similar transaction or series of transactions in which Forrester is not the surviving corporation or which results in the acquisition by a person or entity or by a group of persons or entities acting together of substantially all of our common stock, (ii) a sale of all or substantially all the assets of Forrester, or (iii) a complete liquidation or dissolution of the Company, the following rules will apply unless otherwise provided in an Award:

- If there is a surviving or acquiring entity, the Administrator may arrange to have that entity (or an affiliate) assume some or all outstanding Awards or grant substitute Awards. Any such assumption or substitution of a stock option or SAR exempt from the requirements of Section 409A of the Internal Revenue Code will be accomplished in a manner that preserves such exemption.
- If the transaction involves a payment to Forrester stockholders (whether cash, non-cash, or some combination of the two), the Administrator may provide for a "cash-out" payment with respect to some or all Awards or portions thereof. With respect to each affected Award, the "cash-out" payment will be equal to the excess, if any, of the fair market value of one share of our common stock multiplied by the number of shares of stock subject to the Award or portion thereof over the aggregate exercise or purchase price (if any) of the Award or portion thereof.
- Regardless of whether there is a surviving or acquiring entity, if the transaction does not involve an assumption or substitution of Awards or a "cash-out" payment, all Awards requiring exercise will become fully exercisable and the delivery of shares deliverable under a stock unit award will be accelerated prior to the completion of the transaction on a basis that gives participants a reasonable opportunity, as determined by the Administrator, to participate in the transaction as a stockholder.
- Existing Awards, unless assumed, will terminate upon completion of the transaction.

The Administrator may require that any amounts delivered, exchanged or otherwise paid with respect to a "cash-out" or acceleration of an outstanding Award contain restrictions as it deems appropriate to reflect any performance or other vesting conditions to which the Award was subject. In the case of restricted stock, the Administrator may require that any amounts delivered, exchanged or otherwise paid in respect of such stock be placed in escrow or otherwise made subject to restrictions.

Amendment and Termination. The Administrator may amend the Plan or any outstanding Award at any time or times for any purpose which may at the time be permitted by law, and may at any time terminate the Plan as to any future grants of Awards. The Administrator may not, however, alter the terms of an Award so as to affect adversely the participant's rights under an Award without the participant's consent, unless the Administrator expressly reserved the right to do so at the time of an Award.

Plan Benefits

The future benefits or amounts that would be received under the Plan by executive officers, non-executive officer employees, and Outside Directors are discretionary and are therefore not determinable at this time. However, the following table sets forth the number of shares (excluding shares covered by awards that were canceled or forfeited) subject to options and restricted stock units as of March 15, 2012 that were granted under the Plan, and in the case of Outside Directors, pursuant to the Directors' Option Plan, from January 1, 2011 to December 31, 2011 to our named executive officers, all current executive officers as a group, all current directors who are not executive officers and were not executive officers at the time of grant, as a group, and all employees, excluding executive officers.

	Number of Shares Subject to Awards Granted Under the Plan from January 1, 2011 to December 31, 2011	
Name and Position	**Stock Options**	**Restricted Stock Units**
George F. Colony Chairman of the Board and Chief Executive Officer	—	—
Michael A. Doyle Chief Financial Officer and Treasurer	14,000	4,667
Gregory Nelson Chief Sales Officer	9,500	3,167
Charles Rutstein Director and Chief Operating Officer	14,000	4,667
Dennis van Lingen Managing Director, Marketing & Strategy Client Group; Chief Europe, Middle East & Africa Officer	9,500	3,167
All current executive officers as a group (including the 5 officers above)	93,750	26,253
All current directors who were not executive officers at the time of grant, as a group (Grants pursuant to Directors' Option Plan)	60,000	—
All employees and officers, excluding current executive officers and directors, as a group	201,675	86,971

U.S. Federal Tax Consequences

The following discussion summarizes certain United States federal income tax consequences of the issuance and receipt of options and restricted stock awards under the Plan under the law as in effect on the date of this proxy statement. The Plan provides for the grant of ISOs and NSOs, as well as other Awards. This summary does not purport to cover federal employment law tax or other federal tax consequences that may be associated with the Plan, nor does it address the tax laws of any state, municipality, or foreign country where a participant may reside.

ISOs. An optionee realizes no taxable income upon the grant or, for regular tax purposes, upon the exercise of an ISO. However, the exercise of an ISO may result in an alternative minimum tax liability to the optionee. With certain exceptions, a disposition of shares purchased under an ISO within two years from the date of grant or within one year after exercise produces ordinary income to the optionee (and a deduction to Forrester) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized in the disposition is treated as a capital gain for which Forrester is not entitled to a deduction. If the optionee does not dispose of the shares until after the expiration of these one- and two-year holding periods, any gain or loss recognized upon a subsequent sale is treated as a long-term capital gain or loss for which Forrester is not entitled to a deduction.

NSOs. In general, in the case of an NSO, the optionee has no taxable income at the time of grant but realizes income in connection with exercise of the option in an amount equal to the excess (at the time of exercise) of the fair market value of the shares acquired upon exercise over the exercise price; a corresponding deduction is available to Forrester; and upon a subsequent sale or exchange of the shares, any recognized gain or loss after the date of exercise is treated as capital gain or loss for which Forrester is not entitled to a deduction.

In general, an ISO that is exercised by the optionee more than three months after termination of employment is treated as an NSO. ISOS are also treated as NSOs to the extent they first become exercisable by an individual in any calendar year for shares having a market value (determined as of the date of grant) in excess of $100,000.

The Administrator may award stock options that are exercisable for restricted stock, or may award shares of restricted stock. Generally, taxes are not due when an award of restricted stock is initially made, or when restricted stock is received upon exercise of a stock option, but the award becomes taxable when it is no longer subject to a "substantial risk of forfeiture" (it becomes vested or transferable). Income tax is paid on the value of the stock at ordinary rates when the restrictions lapse, and then at capital gain rates when the shares are sold. However, no later than 30 days after a participant receives an award of restricted stock or a stock option exercisable for restricted stock, pursuant to Section 83(b) of the Internal Revenue Code, the participant may elect to recognize taxable ordinary income in an amount equal to the fair market value of the stock subject to the award at the time of exercise of the option or receipt of the award of restricted stock. Provided that the election is made in a timely manner, the participant will not recognize any additional income when the restrictions on the stock lapse. Assuming no other applicable limitations, the amount and timing of the deduction available to Forrester will correspond to the income recognized by the participant.

RSUs. The Administrator may also award restricted stock units. The recipient of restricted stock units will not recognize taxable income at the time of grant of a restricted stock unit, and we are not entitled to a tax deduction at that time. The recipient will recognize compensation taxable as ordinary income, however, at the time of settlement of the Award, equal to the fair market value of any shares delivered and the amount of cash paid. We will generally be entitled to a corresponding deduction, except to the extent that the deduction limits of Section 162(m) apply.

Under the so-called "golden parachute" provisions of the Internal Revenue Code, the accelerated vesting of Awards in connection with a change of control of Forrester may be required to be valued and taken into account in determining whether participants have received compensatory payments, contingent on the change in control, in excess of certain limits. If these limits are exceeded, a substantial portion of amounts payable to the participant, including income recognized by reason of the grant, vesting or exercise of Awards under the Plan may be subject to an additional 20% federal tax and may be nondeductible to Forrester.

It is the intention of Forrester that Awards will comply with Section 409A of the Internal Revenue Code regarding nonqualified deferred compensation arrangements or will satisfy the conditions of applicable exemptions. However, if an Award is subject to and fails to comply with the requirements of Section 409A, the participant may recognize ordinary income on the amounts deferred under the Award, to the extent vested, prior to the time when the compensation is received. In addition, Section 409A imposes a 20% penalty tax, as well as interest, on the participant with respect to such amounts.

The foregoing general tax discussion is intended for the information of Forrester's stockholders in considering how to vote with respect to this proposal, and not as tax guidance to participants in the Plan.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE PROPOSAL TO APPROVE THE AMENDMENT OF THE FORRESTER RESEARCH, INC. 2006 EQUITY INCENTIVE PLAN AND RELATED ITEMS.

STOCKHOLDER PROPOSALS

Stockholder proposals to be considered at the Annual Meeting of Stockholders in 2013 must be received by November 24, 2012 to be considered for inclusion in our proxy materials for that meeting.

Stockholders who wish to make a proposal at the 2013 annual meeting, other than proposals included in our proxy materials, or who wish to nominate individuals for election as directors, must notify us between February 13, 2013 and March 15, 2013. If the stockholder does not notify us by March 15, 2013, the proxies will have discretionary authority to vote on a stockholder's proposal brought before the meeting.

OTHER BUSINESS

The Board of Directors has no knowledge of any other matter that may come before the annual meeting and does not, itself, currently intend to present any other such matter.

FORM 10-K

A copy of our annual report on Form 10-K for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission will be sent to stockholders without charge by writing to Forrester Research, Inc., Investor Relations, 60 Acorn Park Drive, Cambridge, Massachusetts 02140.

EXHIBIT A

FORRESTER RESEARCH, INC.

AMENDED AND RESTATED 2006 EQUITY INCENTIVE PLAN

1. DEFINED TERMS

Exhibit A, which is incorporated by reference, defines the terms used in the Plan and sets forth certain operational rules related to those terms.

2. PURPOSE

The Plan has been established to advance the interests of the Company by providing for the grant to Participants of Stock-based Awards.

3. ADMINISTRATION

The Administrator has discretionary authority, subject only to the express provisions of the Plan, to interpret the Plan; determine eligibility for and grant Awards; determine, modify or waive the terms and conditions of any Award; prescribe forms, rules and procedures; and otherwise do all things necessary to carry out the purposes of the Plan. In the case of any Award intended to be eligible for the performance-based compensation exception under Section 162(m), the Administrator will exercise its discretion consistent with qualifying the Award for that exception. Determinations of the Administrator made under the Plan will be conclusive and will bind all parties.

4. LIMITS ON AWARDS UNDER THE PLAN

(a) Number of Shares. The number of shares of Stock available for delivery in satisfaction of Awards under the Plan shall be determined in accordance with this Section 4(a).

(1) Subject to Section 7(b), the maximum number of shares of Stock that may be delivered in satisfaction of Awards under the Plan shall be four million four hundred thirty thousand (4,430,000) plus the number (not to exceed two and one-half million (2,500,000)) of unused Prior Plan shares. For purposes of the preceding sentence, shares of Stock shall be unused Prior Plan shares (i) if they were subject to awards under the Prior Plan, other than restricted stock awards, that were outstanding on the day preceding the Effective Date to the extent such Prior Plan awards are exercised or are satisfied, or terminate or expire, on or after the Effective Date without the delivery of such shares, or (ii) if they were outstanding on the day preceding the Effective Date as restricted stock awards under the Prior Plan and are thereafter forfeited. The number of shares of Stock delivered in satisfaction of an Award shall be, for purposes of the first sentence of this Section 4(a)(1), the number of shares of Stock subject to the Award reduced by the number of shares of Stock (a) withheld by the Company in payment of the exercise price of the Award or in satisfaction of tax withholding requirements with respect to the Award, or (b) awarded under the Plan as Restricted Stock but thereafter forfeited, or (c) made subject to an Award that is exercised or satisfied, or that terminates or expires, without the delivery of such shares.

(2) To the extent consistent with the requirements of Section 422 and with other applicable legal requirements (including applicable stock exchange or Nasdaq requirements), Stock issued under awards of an acquired company that are converted, replaced, or adjusted in connection with the acquisition shall not reduce the number of shares available for Awards under the Plan.

(b) Type of Shares. Stock delivered by the Company under the Plan may be authorized but unissued Stock or previously issued Stock acquired by the Company. No fractional shares of Stock will be delivered under the Plan.

(c) Section 162(m) Limits. The maximum number of shares of Stock for which Stock Options may be granted to any person in any calendar year and the maximum number of shares of Stock subject to SARs granted to any person in any calendar year will each be one million (1,000,000). The maximum number of shares subject to other Awards granted to any person in any calendar year will be one million (1,000,000) shares. The foregoing provisions will be construed in a manner consistent with Section 162(m).

5. ELIGIBILITY AND PARTICIPATION

The Administrator will select Participants from among those key Employees, Outside Directors, and consultants and advisors to, the Company or its Affiliates who, in the opinion of the Administrator, are in a position to make a significant contribution to the success of the Company and its Affiliates. Eligibility for ISOs is limited to employees of the Company or of a "parent corporation" or "subsidiary corporation" of the Company as those terms are defined in Section 424 of the Code.

6. RULES APPLICABLE TO AWARDS

(a) All Awards

(1) Award Provisions. The Administrator will determine the terms of all Awards, subject to the limitations provided herein. By accepting any Award granted hereunder, the Participant agrees to the terms of the Award and the Plan. Notwithstanding any provision of this Plan to the contrary, awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition may contain terms and conditions that are inconsistent with the terms and conditions specified herein, as determined by the Administrator.

(2) Term of Plan. No Awards may be made after the tenth anniversary of date of adoption (minus one day), 2016, but previously granted Awards may continue beyond that date in accordance with their terms.

(3) Transferability. ISOs may not be transferred other than by will or the laws of descent and distribution and may be exercised, during the lifetime of the Participant to whom they were awarded, only by that Participant. Other Awards may be transferred during a Participant's lifetime only on a gratuitous basis and then only to the extent, if any, determined by the Administrator.

(4) Vesting, Etc. The Administrator may determine the time or times at which an Award will vest or become exercisable and the terms on which an Award requiring exercise will remain exercisable. Without limiting the foregoing, the Administrator may at any time accelerate the vesting or exercisability of an Award, regardless of any adverse or potentially adverse tax consequences resulting from such acceleration. Unless the Administrator expressly provides otherwise, however, the following rules will apply: immediately upon the cessation of the Participant's Employment, each Award requiring exercise that is then held by the Participant or by the Participant's permitted transferees, if any, will cease to be exercisable and will terminate, and all other Awards that are then held by the Participant or by the Participant's permitted transferees, if any, to the extent not already vested will be forfeited, except that:

(A) subject to (B) and (C) below, all Stock Options and SARs held by the Participant or the Participant's permitted transferees, if any, immediately prior to the cessation of the Participant's Employment, to the extent then exercisable, will remain exercisable for the lesser of (i) a period of three months or (ii) the period ending on the latest date on which such Stock Option or SAR could have been exercised without regard to this Section 6(a)(4), and will thereupon terminate;

(B) all Stock Options and SARs held by a Participant or the Participant's permitted transferees, if any, immediately prior to the Participant's death, to the extent then exercisable, will remain exercisable for the lesser of (i) the one year period ending with the first anniversary of the Participant's death or (ii) the period ending on the latest date on which such Stock Option or SAR could have been exercised without regard to this Section 6(a)(4), and will thereupon terminate; and

(C) all Stock Options and SARs held by a Participant or the Participant's permitted transferees, if any, immediately prior to the cessation of the Participant's Employment will immediately terminate upon such cessation if the Administrator in its sole discretion determines that such cessation of Employment has resulted for reasons which cast such discredit on the Participant as to justify immediate termination of the Award.

(5) Taxes. The Administrator will make such provision for the withholding of taxes as it deems necessary. The Administrator may, but need not, hold back shares of Stock from an Award or permit a Participant to tender previously owned shares of Stock in satisfaction of tax withholding requirements (but not in excess of the minimum withholding required by law).

(6) Dividend Equivalents, Etc. The Administrator may provide for the payment of amounts in lieu of cash dividends or other cash distributions with respect to Stock subject to an Award. Any entitlement to dividend equivalents or similar entitlements shall be established and administered consistent either with exemption from, or compliance with, the requirements of Section 409A to the extent applicable.

(7) Rights Limited. Nothing in the Plan will be construed as giving any person the right to continued employment or service with the Company or its Affiliates, or any rights as a stockholder except as to shares of Stock actually issued under the Plan. The loss of existing or potential profit in Awards will not constitute an element of damages in the event of termination of Employment for any reason, even if the termination is in violation of an obligation of the Company or Affiliate to the Participant.

(8) Section 162(m). This Section 6(a)(8) applies to any Performance Award intended to qualify as performance-based for the purposes of Section 162(m) other than a Stock Option or SAR. In the case of any Performance Award to which this Section 6(a)(8) applies, the Plan and such Award will be construed to the maximum extent permitted by law in a manner consistent with qualifying the Award for such exception. With respect to such Performance Awards, the Administrator will preestablish, in writing, one or more specific Performance Criteria no later than 90 days after the commencement of the period of service to which the performance relates (or at such earlier time as is required to qualify the Award as performance-based under Section 162(m) (the "Applicable Period"). Notwithstanding satisfaction of applicable Performance Criteria, and without limiting the provisions of Section 7(b)(1), the number of shares of Stock received under an Award that are otherwise earned upon satisfaction of such Performance Criteria may be reduced by the Administrator (but not increased) on the basis of such further considerations that the Administrator in its sole discretion shall determine. Prior to grant, vesting or payment of the Performance Award, as the case may be, the Administrator will certify whether the applicable Performance Criteria have been attained and such determination will be final and conclusive. No Performance Award to which this Section 6(a)(8) applies may be granted after the first meeting of the stockholders of the Company held in 2011 until the listed performance measures set forth in the definition of "Performance Criteria" (as originally approved or as subsequently amended) have been resubmitted to and reapproved by the stockholders of the Company in accordance with the requirements of Section 162(m) of the Code, unless such grant is made contingent upon such approval.

(b) Awards Requiring Exercise

(1) 409A Exemption. Except as the Administrator otherwise determines, no Award requiring exercise shall have deferral features, or shall be administered in a manner, that would cause such Award to fail to qualify for exemption from Section 409A.

(2) Time And Manner Of Exercise. Unless the Administrator expressly provides otherwise, an Award requiring exercise by the holder will not be deemed to have been exercised until the Administrator receives a notice of exercise (in form acceptable to the Administrator) signed by the appropriate person and accompanied by any payment required under the Award. If the Award is exercised by any person other than the Participant, the Administrator may require satisfactory evidence that the person exercising the Award has the right to do so.

(3) Exercise Price. The exercise price (or the base value from which appreciation is to be measured) of each Award requiring exercise shall be not less than 100% of the fair market value of the Stock subject to the Award, determined as of the date of grant, or such higher amount as the Administrator may determine in connection with the grant. Fair market value shall be determined by the Administrator consistent with the requirements of Section 422 and Section 409A, as applicable. No such Award, once granted, may be repriced other than in accordance with the applicable stockholder approval requirements of Nasdaq.

(4) Payment Of Exercise Price. Where the exercise of an Award is to be accompanied by payment, the Administrator may determine the required or permitted forms of payment, subject to the requirements of this paragraph. All payments will be by cash or check acceptable to the Administrator, or, if so permitted by the Administrator and if legally permissible, (i) through the delivery of shares of Stock that have been outstanding for at least six months (unless the Administrator approves a shorter period) and that have a fair market value equal to the exercise price, (ii) by delivery to the Company of a promissory note of the person exercising the Award, payable on such terms as are specified by the Administrator, (iii) through a broker-assisted exercise program acceptable to the Administrator, (iv) by other means acceptable to the Administrator, or (v) by any combination of the foregoing permissible forms of payment. The delivery of shares in payment of the exercise price under clause (i) above may be accomplished either by actual delivery or by constructive delivery through attestation of ownership, subject to such rules as the Administrator may prescribe.

(c) Awards Not Requiring Exercise

Restricted Stock and Unrestricted Stock, whether delivered outright or under Awards of Stock Units or other Awards that do not require exercise, may be made in exchange for such lawful consideration, including services, as the Administrator determines. Any Award resulting in a deferral of compensation subject to Section 409A shall be construed to the maximum extent possible, as determined by the Administrator, consistent with the requirements of Section 409A.

7. EFFECT OF CERTAIN TRANSACTIONS

(a) Mergers, etc. Except as otherwise provided in an Award, the following provisions shall apply in the event of a Covered Transaction:

(1) Assumption or Substitution. If the Covered Transaction is one in which there is an acquiring or surviving entity, the Administrator may provide for the assumption of some or all outstanding Awards or for the grant of new awards in substitution therefor by the acquiror or survivor or an affiliate of the acquiror or survivor. Any substitution or assumption of a Stock Option or SAR exempt from the requirements of Section 409A shall be accomplished on a basis that preserves such exemption.

(2) Cash-Out of Awards. If the Covered Transaction is one in which holders of Stock will receive upon consummation a payment (whether cash, non-cash or a combination of the foregoing), the Administrator may provide for payment (a "cash-out"), with respect to some or all Awards or portions thereof, equal in the case of each affected Award or portion thereof to the excess, if any, of (A) the fair market value of one share of Stock (as determined by the Administrator in its reasonable discretion) times the number of shares of Stock subject to the Award or such portion, over (B) the aggregate exercise or purchase price, if any, under the Award or such portion (in the case of a SAR, the aggregate base price above which appreciation is measured), in each case on such payment terms (which need not be the same as the terms of payment to holders of Stock) and other terms, and subject to such conditions, as the Administrator determines.

(3) Acceleration of Certain Awards. If the Covered Transaction (whether or not there is an acquiring or surviving entity) is one in which there is no assumption, substitution or cash-out, each Award requiring exercise will become fully exercisable, and the delivery of shares of Stock deliverable under each outstanding Award of Stock Units (including Restricted Stock Units and Performance Awards to the extent consisting of Stock Units) will be accelerated and such shares will be delivered, prior to the Covered

Transaction, in each case on a basis that gives the holder of the Award a reasonable opportunity, as determined by the Administrator, following exercise of the Award or the delivery of the shares, as the case may be, to participate as a stockholder in the Covered Transaction.

(4) Termination of Awards Upon Consummation of Covered Transaction. Each Award (unless assumed pursuant to Section 7(a)(1) above), other than outstanding shares of Restricted Stock (which shall be treated in the same manner as other shares of Stock, subject to Section 7(a)(5) below), will terminate upon consummation of the Covered Transaction.

(5) Additional Limitations. Any share of Stock delivered pursuant to Section 7(a)(2) or Section 7(a)(3) above with respect to an Award may, in the discretion of the Administrator, contain such restrictions, if any, as the Administrator deems appropriate to reflect any performance or other vesting conditions to which the Award was subject. In the case of Restricted Stock, the Administrator may require that any amounts delivered, exchanged or otherwise paid in respect of such Stock in connection with the Covered Transaction be placed in escrow or otherwise made subject to such restrictions as the Administrator deems appropriate to carry out the intent of the Plan.

(b) Change in and Distributions With Respect to Stock

(1) Basic Adjustment Provisions. In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company's capital structure, the Administrator will make appropriate adjustments to the maximum number of shares specified in Section 4(a) that may be delivered under the Plan and to the maximum share limits described in Section 4(c), and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to Awards then outstanding or subsequently granted, any exercise prices relating to Awards and any other provision of Awards affected by such change.

(2) Certain Other Adjustments. The Administrator may also make adjustments of the type described in Section 7(b)(1) above to take into account distributions to stockholders other than those provided for in Section 7(a) and 7(b)(1), or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Plan and to preserve the value of Awards made hereunder, having due regard for the qualification of ISOs under Section 422, the requirements of Section 409A, and the performance-based compensation rules of Section 162(m), where applicable.

(3) Continuing Application of Plan Terms. References in the Plan to shares of Stock will be construed to include any stock or securities resulting from an adjustment pursuant to this Section 7.

8. LEGAL CONDITIONS ON DELIVERY OF STOCK

The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove any restriction from shares of Stock previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such shares have been addressed and resolved; (ii) if the outstanding Stock is at the time of delivery listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived. If the sale of Stock has not been registered under the Securities Act of 1933, as amended, the Company may require, as a condition to exercise of the Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of such Act. The Company may require that certificates evidencing Stock issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending lapse of the applicable restrictions.

9. AMENDMENT AND TERMINATION

The Administrator may at any time or times amend the Plan or any outstanding Award for any purpose which may at the time be permitted by law, and may at any time terminate the Plan as to any future grants of

Awards; *provided*, that except as otherwise expressly provided in the Plan the Administrator may not, without the Participant's consent, alter the terms of an Award so as to affect adversely the Participant's rights under the Award, unless the Administrator expressly reserved the right to do so at the time of the Award. Any amendments to the Plan shall be conditioned upon stockholder approval only to the extent, if any, such approval is required by law (including the Code and applicable stock exchange or Nasdaq requirements), as determined by the Administrator.

10. OTHER COMPENSATION ARRANGEMENTS

The existence of the Plan or the grant of any Award will not in any way affect the Company's right to Award a person bonuses or other compensation in addition to Awards under the Plan.

11. MISCELLANEOUS

(a) Waiver of Jury Trial. By accepting an Award under the Plan, each Participant waives any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan and any Award, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees that any such action, proceedings or counterclaim shall be tried before a court and not before a jury. By accepting an Award under the Plan, each Participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers

(b) Limitation of Liability. Notwithstanding anything to the contrary in the Plan, neither the Company, any Affiliate, nor the Administrator, nor any person acting on behalf of any of them, shall be liable to any Participant or to the estate or beneficiary of any Participant or to any other holder of an Award by reason of any acceleration of income, or any additional tax, asserted by reason of the failure of an Award to satisfy the requirements of Section 422 or Section 409A or by reason of Section 4999 of the Code; provided, that nothing in this Section 11(b) shall limit the ability of the Administrator or the Company to provide by separate express written agreement with a Participant for a gross-up payment or other payment in connection with any such tax or additional tax.

EXHIBIT A

Definition of Terms

The following terms, when used in the Plan, will have the meanings and be subject to the provisions set forth below:

"**Administrator**": The Compensation Committee, except that the Compensation Committee may delegate (i) to one or more of its members such of its duties, powers and responsibilities as it may determine; (ii) to one or more officers of the Company the power to grant rights or options to the extent permitted by Section 157(c) of the Delaware General Corporation Law; (iii) to one or more officers of the Company the authority to allocate other Awards among such persons (other than officers of the Company) eligible to receive Awards under the Plan as such delegated officer or officers determine consistent with such delegation; *provided*, that with respect to any delegation described in this clause (iii) the Compensation Committee (or a properly delegated member or members of such Committee) shall have authorized the issuance of a specified number of shares of Stock under such Awards and shall have specified the consideration, if any, to be paid therefor; and (iv) to such Employees or other persons as it determines such ministerial tasks as it deems appropriate. In the event of any delegation described in the preceding sentence, the term "Administrator" shall include the person or persons so delegated to the extent of such delegation.

"**Affiliate**": Any corporation or other entity that stands in a relationship to the Company that would result in the Company and such corporation or other entity being treated as one employer under Section 414(b) or Section 414(c) of the Code, except that in determining eligibility for the grant of a Stock Option or SAR by reason of service for an Affiliate, Sections 414(b) and 414(c) of the Code shall be applied by substituting "at least 50%" for "at least 80%" under Section 1563(a)(1), (2) and (3) of the Code and Treas. Regs. § 1.414(c)-2; *provided*, that to the extent permitted under Section 409A, "at least 20%" shall be used in lieu of "at least 50%"; *and further provided*, that the lower ownership threshold described in this definition (50% or 20% as the case may be) shall apply only if the same definition of affiliation is used consistently with respect to all compensatory stock options or stock awards (whether under the Plan or another plan). The Company may at any time by amendment provide that different ownership thresholds (consistent with Section 409A) apply. Notwithstanding the foregoing provisions of this definition, except as otherwise determined by the Administrator, a corporation or other entity shall be treated as an Affiliate only if its employees would be treated as employees of the Company for purposes of the rules promulgated under the Securities Act of 1933, as amended, with respect to the use of Form S-8.

"**Award**": Any or a combination of the following:

(i) Stock Options.

(ii) SARs.

(iii) Restricted Stock.

(iv) Unrestricted Stock.

(v) Stock Units, including Restricted Stock Units.

(vi) Performance Awards.

(vii) Awards (other than Awards described in (i) through (vi) above) that are convertible into or otherwise based on Stock.

"**Board**": The Board of Directors of the Company.

"**Code**": The U.S. Internal Revenue Code of 1986 as from time to time amended and in effect, or any successor statute as from time to time in effect.

"**Compensation Committee**": The Compensation and Nominating Committee of the Board.

"**Company**": Forrester Research, Inc.

"**Covered Transaction**": Any of (i) a consolidation, merger, or similar transaction or series of related transactions, including a sale or other disposition of stock, in which the Company is not the surviving corporation or which results in the acquisition of all or substantially all of the Company's then outstanding common stock by a single person or entity or by a group of persons and/or entities acting in concert, (ii) a sale or transfer of all or substantially all the Company's assets, or (iii) a dissolution or liquidation of the Company. Where a Covered Transaction involves a tender offer that is reasonably expected to be followed by a merger described in clause (i) (as determined by the Administrator), the Covered Transaction shall be deemed to have occurred upon consummation of the tender offer.

"**Employee**": Any person who is employed by the Company or an Affiliate.

"**Employment**": A Participant's employment or other service relationship with the Company and its Affiliates. Employment will be deemed to continue, unless the Administrator expressly provides otherwise, so long as the Participant is employed by, or otherwise is providing services in a capacity described in Section 5 to the Company or its Affiliates. If a Participant's employment or other service relationship is with an Affiliate and that entity ceases to be an Affiliate, the Participant's Employment will be deemed to have terminated when the entity ceases to be an Affiliate unless the Participant transfers Employment to the Company or its remaining Affiliates.

"**ISO**": A Stock Option intended to be an "incentive stock option" within the meaning of Section 422. Each option granted pursuant to the Plan will be treated as providing by its terms that it is to be a non-incentive stock option unless, as of the date of grant, it is expressly designated as an ISO.

"**Outside Director**": A member of the Board who is not otherwise an Employee of the Company.

"**Participant**": A person who is granted an Award under the Plan.

"**Performance Award**": An Award subject to Performance Criteria. The Committee in its discretion may grant Performance Awards that are intended to qualify for the performance-based compensation exception under Section 162(m) and Performance Awards that are not intended so to qualify.

"**Performance Criteria**": Specified criteria, other than the mere continuation of Employment or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability, vesting or full enjoyment of an Award. For purposes of Awards that are intended to qualify for the performance-based compensation exception under Section 162(m), a Performance Criterion will mean an objectively determinable measure of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; operating income or operating margin; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; stock price; stockholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations, recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings; or strategic business criteria, consisting of one or more objectives based on meeting specified revenue, market penetration, geographic business expansion goals, cost targets, or objective goals relating to reorganizations, acquisitions or divestitures. A Performance Criterion and any targets with respect thereto determined by the Administrator need not be based upon an increase, a positive or improved result or avoidance of loss. For Awards intended to comply with Section 162(m), the measures used in setting Performance Criteria under the Plan for any given Award will, to the extent applicable, be determined either in accordance with generally accepted accounting principles ("GAAP") or not in accordance with GAAP, without regard to (1) extraordinary or nonrecurring items, (2) the impact of any change in accounting principles that occurs during the Performance Period (or that occurred during any period that the Performance Period is being compared to) and the cumulative effect thereof (provided that the Administrator may (as specified by the Administrator within the Applicable Period) either apply the changed accounting principle to all periods referenced in the Award, or exclude the changed accounting principle from all periods referenced in the Award), (3) goodwill and other intangible impairment and/or amortization charges, (4) gains or charges associated with discontinued operations or with the obtaining or losing control of a business, (5) gains or charges related to the sale or impairment of assets, (6)(i) all transaction costs directly related to reorganizations, acquisitions and/or divestitures, (ii) all restructuring charges directly related to reorganizations, acquisitions and/or divestitures, (iii) all charges and gains arising from the resolution of contingent liabilities related to a reorganization, acquisition and/or divestiture, and (iv) all other charges directly related to acquisitions, (7) the impact of any discrete income tax charges or benefits identified during the Performance Period (or during any period that the Performance Period is being compared to), (8) stock based compensation, (9) gains or losses on investments, (10) duplicate lease costs, (11) other objective income, expense, asset, and/or cash flow adjustments as may be consistent with the purposes of the Performance Criteria set for the given Performance Period and specified by the Administrator within the Applicable Period, and (12) the tax effects of the foregoing; and provided further that the Administrator in its sole discretion and within the Applicable Period may determine that any or all of the carve-outs described in subsections (1) through (12) shall not be excluded from the measures used to determine the Performance Criteria for a particular Performance Period or shall be modified, and/or may determine to exclude other items from such measures for such Performance Period.

"**Performance Period**" means a period for which Performance Criteria are set and during which performance is to be measured to determine whether a participant is entitled to payment of an Award under the Plan. A Performance Period may coincide with one or more complete or partial calendar or fiscal years or quarters of the Company. Unless otherwise designated by the Administrator, the Performance Period will be based on the calendar year.

"**Plan**": Forrester Research, Inc. Amended and Restated 2006 Equity Incentive Plan as from time to time amended and in effect.

"**Prior Plan**": Forrester Research, Inc. 1996 Amended and Restated Equity Incentive Plan, as amended and in effect prior to the Effective Date.

"**Restricted Stock**": Stock subject to restrictions requiring that it be redelivered or offered for sale to the Company if specified conditions are not satisfied.

"**Restricted Stock Unit**": A Stock Unit that is, or as to which the delivery of Stock or cash in lieu of Stock is, subject to the satisfaction of specified performance or other vesting conditions.

"**SAR**": A right entitling the holder upon exercise to receive an amount (payable in shares of Stock of equivalent value) equal to the excess of the fair market value of the shares of Stock subject to the right over the fair market value of such shares at the date of grant.

"**Section 409A**": Section 409A of the Code.

"**Section 422**": Section 422 of the Code.

"**Section 162(m)**": Section 162(m) of the Code.

"**Stock**": Common Stock of the Company, par value $.01 per share.

“**Stock Option**”: An option entitling the holder to acquire shares of Stock upon payment of the exercise price.

“**Stock Unit**”: An unfunded and unsecured promise, denominated in shares of Stock, to deliver Stock or cash measured by the value of Stock in the future.

“**Unrestricted Stock**”: Stock not subject to any restrictions under the terms of the Award.

COMPANY INFORMATION

Board Of Directors

Executive Officers

George F. Colony
Chairman of the Board and Chief Executive Officer

Ellen Daley
Managing Director, Technology Industry Client Group

Michael A. Doyle
Chief Financial Officer and Treasurer

Elizabeth A. Lemons
Chief People Officer

Gail S. Mann
Chief Legal Officer and Secretary

Greg Nelson
Chief Sales Officer

Steve Peltzman
Chief Business Technology Officer

Thomas Pohlmann
Managing Director, Business Technology Client Group

Dennis van Lingen
Managing Director, Marketing & Strategy Client Group; Chief Europe, Middle East, & Africa Officer

Annual Meeting

Forrester's annual meeting of stockholders will be held at 10 a.m. local time on May 8, 2012, at the offices of the Company, 60 Acorn Park Drive, Cambridge, MA 02140.

Investor Relations

Requests for financial information should be sent to:

Investor Relations
Forrester Research, Inc.
60 Acorn Park Drive
Cambridge, MA 02140
USA
Tel: +1 617.613.6000
Fax: +1 617.613.5000
Email: investor@forrester.com

Transfer Agent

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Boston, MA

Legal Counsel

Choate Hall & Stewart LLP
Boston, MA

Stock Listing And Trading Symbol

Forrester's common stock is listed on the Nasdaq Global Select Market under the trading symbol "FORR."

Corporate Headquarters

Forrester Research, Inc.
60 Acorn Park Drive
Cambridge, MA 02140
USA
Tel: +1 617.613.6000
Fax: +1 617.613.5000
www.forrester.com